Form 10-K405, Exhibit 13
period 1996-12-31
FIRST FEDERAL FINANCIAL SERVICES CORP
filed 1997-03-25
CIK 846814

                                                                      Exhibit 13


                             Selected Consolidated

                                 FINANCIAL DATA

                                                             1996           1995          1994          1993          1992
Financial Condition data:
-------------------------                       ----------------------------------------------------------------------------

(Dollars in thousands, except per share)
Total assets                                              $1,080,383       947,270       835,667       682,639       570,949
Loans receivable, net                                        756,768       581,060       478,576       381,241       313,324
Mortgage-backed securities                                   172,522       261,121       281,952       231,828       194,211
Interest-bearing deposits in other
     financial institutions                                    9,000         8,862         1,097         3,935         3,072
Investment securities                                         54,010        45,748        32,726        27,250        25,210
Deposits                                                     671,918       574,041       502,527       453,821       429,421
Borrowings, including advances                               312,413       286,726       258,171       168,379        89,802
Shareholders'equity                                       $   85,287        76,533        69,246        53,673        45,780

Operations data:
-------------------------                       ----------------------------------------------------------------------------

Interest and dividend income                              $   73,559        64,922        51,987        45,510        40,061
Interest expense                                              48,048        41,046        29,260        25,319        24,987
Provision for losses on loans                                    360            --            15         1,025         1,884
Net interest income after provision
     for losses on loans                                      25,151        23,876        22,712        19,166        13,190
Gain on sale of loans                                          3,836         1,451           890         3,908         2,488
Net gains on sales of investments
     and mortgage-backed securities                              397           384           168            --            --
Manufactured housing brokerage fees, net                       6,726            --            --            --            --
Other operating income                                         6,970         2,332         1,857         2,093         1,936
SAIF Assessment                                                3,341            --            --            --            --
Total operating expenses                                      24,005        13,651        12,116        10,374         8,561
Earnings before income taxes                                  15,734        14,392        13,511        14,793         9,053
Income tax provision                                           5,884         4,946         4,490         5,054         2,898
Net earnings                                                   9,850         9,446         9,021         9,739         6,155
Net earnings applicable to common stock                        8,154         7,660         7,657         8,733         6,010
Net earnings per share - primary (1)                            2.28          2.31          2.32          2.66          1.85
                 - fully diluted (1)                            1.78          1.78          1.79          2.09          1.70
Dividends declared and paid per common share                    0.47          0.43          0.42          0.29          0.20

Other data:
-------------------------                       ----------------------------------------------------------------------------

Interest rate spread                                            2.41%         2.49%         2.93%         3.19%         3.09%
Net interest margin                                             2.60          2.78          3.17          3.40          3.22
Expense ratio                                                   2.67          1.54          1.63          1.67          1.75
Efficiency ratio                                               61.03         50.61         47.85         45.49         49.61
Overhead ratio                                                 33.64         38.10         43.59         39.83         43.13
Interest-earning assets to interest-bearing liabilities       103.96        106.19        105.98        104.93        103.84
Non-performing assets to total assets                           0.37          0.20          0.43          0.58          0.88
Shareholders' equity to total assets                            7.89          8.08          8.29          7.86          8.02
Return on average assets                                        0.95          1.07          1.21          1.57          1.26
Return on average shareholders' equity                         12.20         12.90         14.17         19.62         19.09
Dividend payout ratio
     (common dividends divided by net earnings)                17.30         14.85         13.73          9.83         10.87
Regulatory core capital (2)                               $   68,236        61,794        62,005        48,389        39,343
Number of branch offices                                          20            18            17            15            14

(1) All per common share amounts have been restated to reflect stock dividends and stock splits.
(2) Determined pursuant to the then applicable regulatory requirements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL
-------

     FirstFederal Financial Services Corp (the "Corporation"), an Ohio corporation, is a savings and loan holding company whose subsidiaries are First Federal Savings and Loan Association of Wooster ("First Federal" or the "Association") and Mobile Consultants, Inc. (MCi"). The business of the Association is to provide consumer, retail mortgage and commercial lending to the markets it serves, to attract checking and savings deposits from the general public, and to borrow in order to fund its lending activities. The Association conducts business through 20 retail banking branches located within its North Central Ohio market and three loan production offices located in Canton, Stow, and Newark Ohio. MCi, a manufactured housing finance company that brokers the contracts it originates to financial institutions, was founded in Alliance, Ohio in 1974, and was acquired by the Corporation for a combination of cash, notes and stock in April 1996. MCi conducts business in 27 states through relationships established with over 3,500 retailers of manufactured homes.

     The Corporation is significantly affected by prevailing economic conditions as well as federal regulations concerning monetary and fiscal policies as they pertain to financial institutions. Deposit balances are influenced by a number of factors including interest rates paid on numerous competing personal investments. Lending activities are influenced by the demand for housing, competition from other financial institutions and mortgage brokers, as well as higher interest rates which may decrease the overall demand for borrowing. The Corporation's net earnings are also significantly impacted by these same economic conditions that affect the market area, particularly changes in market interest rates.

     The primary reason for the lower profitability of the Corporation for the year ended December 31, 1996 was a significant increase in non-interest expense as a result of the signing into law of the Deposit Insurance Funds Act of 1996 ("DIFA"). which resulted in a one time charge to non-interest expense of $3.3 million in the quarter ended September 30, 1996. On September 30, 1996, the President signed into law DIFA to recapitalize the Savings Association Insurance Fund ( "SAIF") administered by the Federal Deposit Insurance Corporation ("FDIC") and to provide for repayment of the FICO (Financial Institution Collateral Obligation bonds issued by the United States Treasury Department. The FDIC levied a one-time special assessment on SAIF deposits equal to 65.7 cents per $100 of the SAIF-assessable deposit base as of March 31, 1995. During the years 1997, 1998 and 1999, the Bank Insurance Fund (`BIF") will pay $322 million of FICO debt service, and SAIF will pay $458 million.

     During 1997, 1998 and 1999, the average regular annual deposit insurance assessment is estimated to be about 1.29 cents per $100 of deposits for BIF deposits and 6.44 cents per $100 of deposits for SAIF deposits. Individual institution's assessments will continue to vary according to their capital and management ratings. As always, the FDIC will be able to raise the assessments as necessary to maintain the funds at their target capital ratios provided by law. After 1999, BIF and SAIF will share the FICO costs equally. Under current estimates, BIF and SAIF assessment bases would each be assessed at the rate of approximately 2.43 cents per $100 of deposits. The FICO bonds will mature in 2018-2019, ending the interest payment obligation.

     The law also provides that BIF and SAIF are to merge to form the Deposit Insurance Fund ("DIF") at the beginning of 1999, provided that there are no SAIF institutions in existence at that time. Merger of the Funds will require state laws to be amended in those states authorizing savings associations to eliminate that authorization (state chartered savings banks will not be affected). This provision reflects Congress's apparent intent to merge thrift and commercial bank charters by January 1999; however, no law has yet been enacted to achieve that purpose. The Act also provides regulatory relief to the financial services industry relative to environmental risks, frequency of examinations, and the simplification of forms and disclosures.

     Based on current deposit levels, management expects that the decrease in the FDIC assessment rate will favorably impact pretax results of operations in an amount estimated at $1.1 million for 1997.

RESULTS OF OPERATIONS
---------------------

     Net Earnings. The Corporation had net earnings of $9.8 million for the year ended December 31, 1996, compared to $9.4 million and $9.0 million, for the years ended December 31, 1995 and 1994, respectively. Net earnings applicable to common shareholders after the payment of the preferred dividends were $8.1 million, $7.7 million, and $7.7 million for the years December 31, 1996, 1995, and 1994, respectively. Net earnings in 1996 increased primarily due to increased net interest income, gains on sales of loans, manufactured housing brokerage fees, and other operating income partially offset by increased operating expenses. Net earnings in 1995 increased primarily due to increased net interest income, gains on sales of loans, and other operating income partially offset by increased operating expenses. The Corporation's return on average assets was 0.95% for 1996 compared to 1.07%, and 1.21% for 1995 and 1994, respectively. At the same time the Corporation's return on average equity was 12.20% for 1996 compared to 12.90% and 14.17% for 1995 and 1994, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


     The Corporation's net earnings, like that of many financial institutions, are dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, and its interest expense on interest-bearing liabilities, such as deposits and borrowings. As a result, in times of rising interest rates, decreases in the difference between the yields received on loans and other investments and the rates paid on deposits and borrowings usually occur, causing reductions in earnings. However, interest received by the Corporation on its short-term investments and its adjustable-rate loans also increase as a result of upward trends in short-term interest rates, which enable the Corporation to partially compensate for increasing deposit and borrowing costs.

     Net interest Income. Net interest income was $25.5 million in 1996, $23.9 million in 1995 and $22.7 million in 1994, representing increases of $1.6 million, or 6.7% in 1996, $1.2 million, or 5.3% in 1995 and $2.4 million or 12.1% in 1994. Net interest income increased in 1996 primarily because of a 14.3% increase in total-interest earning assets, partially offset by a decrease of 7 basis points in the yield on these earning assets, and a 16.8% increase in the volume and a 1 basis point increase in the average rate paid on deposits and borrowings. The increase in interest-earning assets was partially funded by the acquisition of $26.6 million in deposits from a commercial bank in Mount Vernon, Ohio. The deposits were merged into an existing branch of the Association. Net interest income increased in 1995 primarily because of a 19.9% increase in total-interest earning assets and an increase of 31 basis points in the yield on these earning assets offset partially by a 19.6% increase in the volume and a 75 basis point increase in the average rate paid on deposits and borrowings. Net interest income increased in 1994 primarily due to the increased volume of interest-earning assets acquired with the funds obtained from two branch purchases (one in Ontario, Ohio on November 12, 1994 and one in Mansfield, Ohio on May 7, 1994) and FHLB advances and other borrowings partially offset by an increase in the volume of deposits and borrowings.

The following table sets forth information concerning the Corporation's interest-earning assets, interest-bearing liabilities, net interest income, interest rate spreads, and net interest margin on average interest-earning assets and interest expense on average interest-bearing liabilities for the periods indicated (including amortization of fees which are considered adjustments to yields). Average balances are based on daily average balances.


                                               1996                             1995                             1994
                                   ---------------------------------------------------------------------------------------------
                                      Average  Interest               Average Interest             Average Interest
(Dollars in Thousands)            Outstanding   Earned/   Yield/  Outstanding  Earned/ Yield/  Outstanding  Earned/   Yield/
                                  Balance (1)      Paid     Rate  Balance (1)     Paid   Rate  Balance (1)    Paid      Rate
                                   ---------------------------------------------------------------------------------------------

Interest-earning assets:
  Loans receivable                 $  718,802   $56,274    7.83%   $527,885   $42,841   8.12%   $413,639   $33,750     8.16%
  Mortgage-backed securities          207,842    13,371    6.43%    272,925    17,934   6.57%    256,078    15,472     6.04%
  Investment securities                38,985     2,852    7.32%     43,839     3,231   7.37%     36,491     2,204     6.04%
  Other interest-earning assets        15,255     1,062    6.96%     13,428       916   6.82%      9,693       561     5.79%
                                   ---------------------------------------------------------------------------------------------
   Total interest-earning assets      980,884    73,559    7.50%    858,077    64,922   7.57%    715,901    51,987     7.26%
Non interest-earning assets            54,405      --      --        27,650      --     --        25,821      --       --
                                   ---------------------------------------------------------------------------------------------
   Total assets                     1,035,289                       885,727                      741,722
                                   ---------------------------------------------------------------------------------------------

Interest-bearing liabilities:
Deposits:
  Non-interest checking                20,090      --      --         8,804      --     --         6,679      --       --
  Interest-bearing checking            57,547     1,192    2.07%     49,746       942   1.89%     44,293       857     1.93%
  Passbook savings                    132,874     4,069    3.06%    127,789     3,863   3.02%    151,214     4,578     3.03%
  Money market deposits                14,034       483    3.44%     12,537       424   3.38%     15,507       391     2.52%
  Certificates of deposit             400,972    23,399    5.84%    325,391    18,889   5.81%    267,227    12,845     4.81%
                                   ---------------------------------------------------------------------------------------------
    Total deposits                    625,517    29,143    4.66%    524,267    24,118   4.60%    484,920    18,671     3.85%
Advances and other borrowings         317,999    18,905    5.94%    283,828    16,928   5.96%    190,612    10,589     5.56%
                                   ---------------------------------------------------------------------------------------------
    Total interest-bearing
      liabilities                     943,516    48,048    5.09%    808,095    41,046   5.08%    675,532    29,260     4.33%
Non-interest-bearing liabilities       11,010                         4,421                        2,605
                                   ---------------------------------------------------------------------------------------------
    Total liabilities                 954,526                       812,516                      678,137
Total shareholders' equity             80,763                        73,211                       63,585
                                   ---------------------------------------------------------------------------------------------
    Total                           1,035,289                       885,727                      741,722
                                   ---------------------------------------------------------------------------------------------
Net interest income                              25,511                        23,876                       22,727
Interest rate spread                                       2.41%                        2.49%                          2.93%
Net interest margin (2)                                    2.60%                        2.78%                          3.17%
Average interest-earnings
  assets to average interest-
  bearing liabilities                  103.96%                       106.19%                      105.98%


(1) Average balances include non-accrual loans and interest income includes loan fee amortization of $188,000, $301,000 and $498,000 for the years ended December 31, 1996, 1995 and 1994, respectively
(2) Net interest income dividend by the average balance of interest-earning assets.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


The following table sets forth the yields earned on interest-earning assets, the interest rates paid on interest-bearing liabilities, and the interest rate spread between the weighted average yield earned and weighted average rates paid at the dates indicated.


                                                1996         1995         1994

Weighted average yield on:
                                            ------------------------------------
     Loans receivable                           7.98%        8.04%        8.13%

     Mortgage-backed securities                 6.31         6.59         6.44

     Investment securities                      5.90         7.20         6.53

     Other interest-earning assets              7.00         7.15         7.57
                                            ------------------------------------
Total interest-earning assets                   7.55         7.56         7.46

Weighted average rate paid on:

     Deposits                                   4.59         4.76         4.07

     Borrowings                                 6.17         5.96         5.72
                                            ------------------------------------
Total interest-bearing liabilities              5.08         5.17         4.63
                                            ------------------------------------
Spread                                          2.47         2.39         2.83
                                            ====================================


     Total interest and dividend income increased by $8.6 million, or 13.3%, to $73.6 million during 1996 as compared to $64.9 million for 1995. Total interest and dividend income also increased for 1995 versus 1994 by $12.9 million, or 24.9%, to $64.9 million during 1995 as compared to $52.0 million for 1994. Both 1996 and 1995 saw increases in interest and dividend income due to increases in the average balances of interest-bearing assets. A significant change in average balances of interest-bearing assets for 1996 was the shift in assets from mortgage-backed securities to loans receivable as the Corporation was successful in originating record volumes of mortgage, consumer, and commercial loans during 1996. Rate changes resulted in a decrease in total interest and dividend income for 1996 versus 1995, while they contributed to an increase for 1995 versus 1994. Both periods interest rate changes are reflective of economic cycles that saw shorter-term deposits reprice more quickly than the longer-term loans receivable on the balance sheet.

     Total interest expense for the year ended December 31, 1996 was $48.0 million as compared to $41.0 million for the year ended December 31, 1995, an increase of $7.0 million, or 17.1%. Total interest expense for the year ended December 31, 1994 was $29.3 million, representing a 39.9% increase for the year ended December 31, 1995. The primary reason for the increase, for both periods, was attributable to a higher volume of liabilities both deposits and advances and other borrowings. A less significant impact for 1996 was higher cost of deposits and borrowings. Higher interest rates on cost of deposits and borrowings did however have a significant impact on 1995 interest expense versus 1994, as the average rate paid on deposits and borrowings increased by 75 basis points for the year to 5.08%, as compared to 4.33% for the year ended December 31, 1994. This increase was due primarily to rising interest rates in the economy throughout the last half of 1994 and the first half of 1995.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Corporation's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in rate (i.e., changes in rate multiplied by prior volume) and (ii) changes in volume (i.e., changes in volume multiplied by prior rate). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.



                                                                         Years Ended December 31,
                                                              1996 vs 1995                        1995 vs 1994
                                                       Increase (Decrease) Due To:          Increase (Decrease) Due To:
                                                   ----------------------------------      -------------------------------
(Dollars in Thousands)                             Volume         Rate        Total         Volume       Rate        Total

---------------------------------------------------------------------------------------------------------------------------
Interest income attributable to:

     Loans receivable                              $ 15,462       (2,029)      13,433        9,289        (198)    $  9,091

     Mortgage-backed securities                      (4,231)        (332)      (4,563)       1,062       1,400        2,462

     Investment & other interest-earning assets        (230)          (3)        (233)         734         648        1,382
---------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                        11,001       (2,364)       8,637       11,085       1,850       12,935
---------------------------------------------------------------------------------------------------------------------------

Interest expense attributable to:

     Deposits                                         4,688          337        5,025        1,662       3,785        5,447

     FHLB advances and other borrowings               2,035          (58)       1,977        5,380         959        6,339
---------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                    6,723          279        7,002        7,042       4,744       11,786
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net interest income                                    $ 1,635                               $ 1,149
===========================================================================================================================


     Provision for Losses on Loans. The Corporation maintains an allowance for losses on loans which covers specifically identified loans as well as estimated losses inherent in the loan portfolio. The provision represents an attempt by management to set aside a level of reserves that is adequate to cover potential losses. Future additions to this allowance will be dependent on a number of factors, including the performance of the Corporation's loan portfolio, the economy, changes in interest rates and the effect of such changes on real estate values, the view of regulatory authorities toward adequate reserve levels and inflation. The Corporation provided $360 thousand for loan losses in 1996 compared to $0 and $15 thousand, for 1995 and 1994, respectively. The provision for losses on loans increased for 1996 as the Association increased its originations of commercial and consumer loans, which historically incur higher loan losses. The Association's ratio of non-performing assets to total assets was .37% as of December 31, 1996, as compared to .20% and .43%, at December 31, 1995 and 1994, respectively. The minor increase for 1996 was due primarily to an increase in loans delinquent greater than 90 days.

     Non-Interest Income. Non-interest income increased significantly for 1996 to $17.9 million from $4.2 million for the year ended December 31, 1995. The increase in 1996 was due primarily to the increased gains on sales of loans, higher retail banking fees, and the addition of $6.7 million in manufactured housing brokerage fees during 1996 as a result of the acquisition of MCi. Net gains on sales of loans were $3.8 million, $1.5 million and $0.9 million for the years ended December 31, 1996, 1995 and 1994 respectively. The increase in gains for 1996 was primarily due to the increased volume of loans sold during the year ($272.8 million versus $88.5 million) as the Corporation originated a higher percentage of fixed rate loans which are generally sold. The other component to the increase in gains on the sale of loans was the sale of $48.9 million of manufactured housing loans in October of 1996 that resulted in a $1.5 million gain. This sale was done through an asset-backed securitization, which is expected to be a continuing corporate effort and will become a significant portion of future earnings. The increase in gains for 1995 versus 1994 was also due to a high volume of fixed rate mortgage loan sales. Other operating income was $7.0 million, $2.3 million and $1.9 million for the years ended December 31, 1996, 1995 and 1994, respectively. The increase in other operating income for 1996 was primarily due to the $3.2 million of servicing income that MCi recognized from servicing manufactured housing loans for banks other than the Association. The remaining increase was due to retail deposit fees from a new checking account program the Association initiated during the prior year to increase the percentage of deposits that are considered core deposits. The 1995 increase versus 1994 was due also to retail deposit fees from the new checking account program.

     Operating Expenses. Total operating expense has increased 100.32% for 1996 to $27.3 million from $13.7 million for 1995. The increase is attributable to three primary components. The first component, as discussed above, is the significant increase in

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



Federal insurance premium as a result of the signing into law of DIFA, which resulted in a one time charge of $3.3 million. The second component is the addition of MCi operating expenses of $6.5 million for 1996. The third component is the general increase in overhead for the Corporation as it develops the necessary staff, technology, and back-office capabilities necessary to transform into a full service community bank. Excluding the effect of the first two components, total operating expense increased $3.8 million or 27.7% over the $13.7 million for 1995. This increase is spread across all categories of operating expense as the Corporation acquired a new branch, added a seven-person commercial lending unit, and converted from an in-house system to a third-party data servicer to enhance it's technological capabilities. This higher level of overhead, excluding the impact of components one and two above, resulted in an overhead ratio of 53.5% as compared to the 50.6% ratio for 1995. This higher overhead ratio is expected to abate as higher interest income and fee income is realized from the new lines of business.

     The 12.7% increase in actual operating expenses for 1995 versus 1994 was due primarily to increased compensation and benefits, premises and equipment, professional fees and other operating expense. The increase in compensation and benefits was due primarily to the addition of employees for new branches in Wooster and Orrville, Ohio during 1995. Also, several people were added to back office departments to handle increased checking account and lending volumes. Premises and equipment expense increased primarily due to the new branch office opened in Wooster. Professional fees increased primarily due to increased OTS assessments and other professional fees at the Corporation. Other expenses increased primarily due to increases in loan expense from higher loan volumes and marketing costs associated with a new high performance checking account campaign the Association started in June 1996.

ASSET LIABILITY MANAGEMENT
--------------------------

     The Corporation, like other financial institutions, is subject to interest rate risk to the extent its interest-earning assets reprice or mature differently than its interest-bearing liabilities. The primary objective of interest rate risk management is to maintain a balance between the stability of net interest income and the risks of changing market interest rates. `The Association's asset/liability committee monitors and manages interest rate risk on an ongoing basis through the use of a number of strategies which include attempting to originate adjustable-rate mortgage loans where possible, increasing the percentage of shorter term consumer loans, maintaining a large base of core deposits, emphasizing certificate of deposit accounts with a maturity of two years or greater and utilizing longer term FHLB advances.

     One measure of determining the Corporation's vulnerability to changing interest rates is the percentage of loans and mortgage-backed securities that are adjustable or short-term in nature, as such assets adjust more quickly to changes in interest rates. The percentage of the Corporation's loans and mortgage-backed securities that are adjustable-rate or short-term decreased from 47.3% at December 31, 1995 to 42.2% at December 31, 1996. This decrease was due primarily to the increased origination of fixed rate manufactured home loans during the last half of 1996. These loans are securitized and sold by the Corporation, thus mitigating the interest rate risk. When originations of fixed-rate products increase, as it did this year, the Corporation will generally sell the longer maturity loans when market conditions permit.

     The table below shows the breakdown of the Corporation's portfolio of gross loans receivable and mortgage-backed securities by fixed and adjustable rate.


                                                                 At December 31,
                                                       1996            1995                     1994
(Dollars in Thousands)
                                    Amount         Percent     Amount        Percent       Amount         Percent

------------------------------------------------------------------------------------------------------------------
Type of Loan:

Adjustable-rate loans and
     mortgage-backed securities    $ 332,175        34.23%    $ 369,411        41.51%     $ 322,049        40.44%

Short-term consumer loans             77,127         7.95        52,003         5.84         51,694         6.49
------------------------------------------------------------------------------------------------------------------
                                     409,302        42.18       421,414        47.35        373,743        46.93

Fixed-rate loans and
     mortgage-backed securities      561,008        57.82       468,501        52.65        422,691        53.07
------------------------------------------------------------------------------------------------------------------
Gross loans receivable and
      mortgage-backed securities   $ 970,310       100.00%    $ 889,915       100.00%     $ 796,434       100.00%
------------------------------------------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     A second measure of determining the vulnerability to changing interest rates is the interest-rate sensitivity gap, or the difference between assets and liabilities scheduled to mature or reprice within a specific period. At December 31, 1996, the Corporation had $17.2 million more in assets maturing or repricing in the next year than liabilities. The one year interest rate sensitivity gap as a percentage of total assets was a positive 1.6% at December 31, 1996 as compared to a positive 2.8% at December 31, 1995. The low level of interest rate risk in 1996 as measured under a gap analysis, reflects the increased emphasis by the Corporation to maintain shorter-term consumer loans and adjustable-rate mortgage loans in the portfolio while at the same time selling the longer term fixed rate loans. The Corporation has also strategically extended the maturities of its borrowings as long term rates have declined over the last six months. The Corporation strives to maintain a position of neutrality between the maturities of its interest-earning assets and interest-bearing liabilities. This results in more stabilized net interest margins in periods of either rising or falling interest rates.

     The following table sets forth the repricing or maturing of the Corporations interest-earning assets and interest-bearing liabilities at December 31, 1996, based upon the use of a discounted cash flow analysis using current rates for similar assets and prepayments factors from current market dealers. The interest rate sensitivity gap is the amount by which assets repricing or maturing within the respective periods exceeds liabilities repricing or maturing within such periods.


                                            One Year       Over 1       Over 3       Over 5
(Dollars in Thousands)                       or Less    Through 3    Through 5        Years             Total
                                           ------------------------------------------------------------------
Interest Earning Assets:
     Loans receivable, net (1)             $ 339,887      163,538       88,414      164,929           756,768
     Mortgage-backed securities (1)          117,343       26,634       13,059       15,486           172,522
     Investment securities (2)                53,702        1,040       20,758        4,995            80,495
                                           ------------------------------------------------------------------
          Total                              150,932      191,212      122,231      185,410         1,009,785
                                           ------------------------------------------------------------------

Interest-Bearing Liabilities:
     Deposits                                381,598      173,872       47,648       68,800           671,918
     FHLB advances and other borrowings      112,182      135,044       47,454       17,733           312,413
                                           ------------------------------------------------------------------
          Total                              493,780      308,916       95,102       86,535           984,331
                                           ------------------------------------------------------------------

Interest rate sensitivity gap                 17,152    (117,704)       27,129       98,877            25,454
                                           ------------------------------------------------------------------
Cumulative interest rate sensitivity gap      17,152    (100,552)       73,423       25,454            25,454
                                           ==================================================================
Interest rate sensitivity gap as a percent
     of total assets                           1.59%     (10.89%)        2.51%        9.15%             2.36%
                                           ------------------------------------------------------------------
Cumulative interest rate sensitivity gap
     as a percentage of total assets           1.59%      (9.31%)      (6.80%)        2.36%             2.36%
                                           ==================================================================

(1) Includes scheduled loan amortizations as well as anticipated prepayments based upon the interest rates of the assets and/or liabilities.

(2) Includes interest-bearing deposits in other financial institutions and FHLB stock.

     In evaluating the Corporation's exposure to interest rate risk, certain shortcomings inherent in the method of analysis in the foregoing table should be considered. Although certain assets and liabilities may have similar maturities or periods to repricing, they may react differently to changes in market interest rates. For example, higher interest rates may cause savings customers to incur early withdrawal penalties to access their funds, while mortgage holders may curtail prepayments and thus lengthen the average maturity of assets. Additionally, the interest rates on other types of assets and liabilities may lag behind changes in market rates. Also, certain assets such as adjustable-rate mortgages have features which limit changes in interest rates on a short-term basis and over the life of the asset. Furthermore, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate from those assumed in calculating the table. The Corporation considers the anticipated effect of these factors in evaluating its exposure to interest rate risk.

FINANCIAL CONDITION
-------------------

     Assets. Total consolidated assets of the Corporation were $1.08 billion, an increase of $133.1 million, or 14.1%, from $947.3 million at December 31, 1995. The growth in assets was due primarily to increases in loans receivable and investment securities This 14.1% increase in assets was funded by increases in retail deposit accounts, increased borrowings from both the FHLB and repurchase agreements, and a reduction in mortgage-backed securities.

     Loans receivable held for investment and for sale totaled $756.8 million at December 31, 1996 compared to $581.1 million at December 31, 1995. This increase of $175.7 million, or 30.2%, is attributable to loan originations of $576.5 million, offset, partially by loan sales of $272.8 million and additional loan repayments. During 1996, the Corporation's originations were comprised of $51.6 million of adjustable-rate mortgage loans, $316.6 million of fixed-rate mortgage loans, $179.0 million of consumer loans, and

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


$29.0 million of commercial and commercial real estate loans. The $179.0 million in consumer loan originations, including $107.7 million manufactured housing loans, was a record level for the Corporation. The Corporation will continue to expand it consumer loan originations to put a larger portion of its assets in higher yielding shorter-term loans, which includes increased lending for equity lines of credit and manufactured housing. The increase in total originations was due to a more favorable interest rate environment and the increased emphasis placed on the Corporation's mortgage loan and consumer loan business, as well as MCi's origination of manufactured home loans. Total loan originations increased by $278.6 million, or 93.5%, for 1996 from $297.9 million during 1995.

     The Corporation's asset quality provides a direct correlation between the allowance for loan losses and the provisions that are established. The Corporation's allowance remained consistent with the prior year as provisions for loan losses of $0.4 million were made, and net charge-offs of $0.4 million were realized. Allowances are established to provide for inherent loan portfolio risks. Management evaluates the risks associated with the loan portfolio on an ongoing basis by using historical loss information, current economic conditions and other relevant factors. The Corporation's non-performing and restructured assets as a percentage of total assets ratio at December 31, 1996, 1995, and 1994 were .37%, .20% and .43%, respectively. Management believes the allowance is currently adequate to meet potential losses in the portfolio based upon its evaluation of the risks in the loan portfolio.

     The mortgage-backed securities portfolio of available for sale and held to maturity securities serves as both a source of earnings and as an asset/liability management tool. The Corporation's portfolio consists primarily of a large percentage of federal government agency obligations and obligations collateralized by US Government agencies, in the form of collateralized mortgage obligations. The mortgage-backed securities portfolio declined by $88.6 million, or 33.9%, to $172.5 million at December 31, 1996. The decline was due to the use of proceeds from both principal payments and the sales of available for sale mortgage-backed securities to fund additional mortgage and consumer loan originations during the year.

     Cash and cash equivalents and investment securities increased by $15.8 million during 1996. Cash is used primarily to fund loan originations and will fluctuate depending upon the timing of originations, loan sales and various deposit flows. The increase was primarily due to increased loan sales and deposit inflows during the last half of 1996. FHLB stock increased $3.3 million to $17.5 million at December 31, 1996. The increase was due to additional stock purchase requirements in connection with the Corporation's additional FHLB borrowings.

     Deposit and Borrowing Activity. Total deposits were $671.9 million at December 31, 1996, an increase of $97.9 million, or 17.1%, from $574.0 million at December 31, 1995. Deposits increased because of the acquisition of a $26.6 million in deposits branch in Mount Vernon, Ohio (See Note 2 to the Consolidated Financial Statements), increased use of brokered deposits, the compounding of interest to savings deposit accounts and the increased emphasis on transaction accounts during the year.

     FHLB advances and other borrowings increased by $25.7 million, or 9.0% to $312.4 million at December 31, 1996 from $286.7 million at December 31, 1995. The increase was from the use of advances and other borrowings to fund increased construction and adjustable-rate mortgage loan originations during the year which are generally held in the Corporation's loan portfolio.

     Liquidity and Capital Resources. The objectives of liquidity management are to provide funds at an acceptable cost to meet loan demand, deposit withdrawals and service other liabilities as they come due. The Corporation's liquidity is a measure of its ability to fund loans and meet withdrawals of deposits and other cash outflows. The primary sources of funds are principal and interest payments on mortgage loans and mortgage-backed securities, sales of loans in the secondary market, increased deposits and advances from the FHLB of Cincinnati. The Association is dependent upon these sources of funds to originate new loans.

     The Association is required by applicable federal regulations to maintain in cash and liquid assets a monthly average of 5% of deposits and short-term borrowings. The Association's liquidity ratio was 9.5% and 11.9% at December 31, 1996 and 1995, respectively. The slight decrease was due to the increase in originations of loans, outpacing the growth in deposits for 1996.

     The Corporation invests excess cash in federal funds and short term investments and also receives interest on excess deposits held at the FHLB. These excess funds are used for loan originations. At December 31, 1996, the Association had commitments to fund loan originations of $15.9 million and undisbursed loans-in-process of $36.7 million. In the opinion of management, the Association has sufficient cash flow and borrowing capacity to meet this commitment. The Association considers its liquidity and capital resources to be adequate to meet its foreseeable short and long-term needs. The Association expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities.

IMPACT OF INFLATION AND CHANGING PRICES
---------------------------------------

     The consolidated Financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

     Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

RECENT ACCOUNTING ISSUES
------------------------

See Note 1 to the Consolidated Financial Statements for a discussion of accounting and reporting developments affecting the Corporation.

                             CONSOLIDATED STATEMENTS
                             OF FINANCIAL CONDITION


(Dollars in thousands, except per share data)

ASSETS
                                                                                              December 31,

                                                                                          1996             1995
                                                                                          ----             ----


Cash on hand and in other financial institutions                                   $    26,012           18,621
Interest-bearing deposits in other financial institutions                                9,000            8,862
                                                                                   -----------      -----------

           Total cash and cash equivalents                                              35,012           27,483

Investment securities
     Available for sale (amortized cost of $47,865 and $41,720, respectively)           47,763           41,953
     Held to maturity (fair value of $6,238 and $3,737, respectively)                    6,247            3,795
Mortgage-backed securities
     Available for sale (amortized cost of $95,445 and $174,981, respectively)          93,785          174,974
     Held to maturity (fair value of $77,720 and $85,847, respectively)                 78,737           86,147
Retained interest                                                                        6,491             --
Loans held for sale (fair value of $87,216 and $37,121, respectively)                   87,071           36,664
Loans receivable, net of allowance for loan losses of $2,916
     and $2,994, respectively                                                          669,697          544,396
Accrued interest receivable                                                              6,069            6,284
Stock in Federal Home Loan Bank of Cincinnati, at cost                                  17,485           14,172
Premises and equipment, net                                                             10,386            7,442
Assets acquired in settlement of loans                                                     241               99
Cost in excess of fair value of net assets acquired                                     10,572            2,575
Prepaid expenses and other assets                                                       10,827            1,286
                                                                                   -----------      -----------
           Total assets                                                            $ 1,080,383          947,270
                                                                                   ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                           $   671,918          574,041
Advances from the Federal Home Loan Bank                                               286,796          262,072
Other borrowings                                                                        25,617           24,654
Advance payments by borrowers for taxes and insurance                                    1,937            3,714
Unremitted funds on loans sold                                                             659              957
Accrued interest payable                                                                 3,034            2,771
Accrued expenses and other liabilities                                                   5,135            2,528
                                                                                   -----------      -----------
                  Total liabilities                                                    995,096          870,737

Shareholders' equity
     Serial preferred stock, no par value, authorized 1,500,000 shares;
     issued and outstanding 498,287 and 538,847 Series A shares,
     respectively, and 479,327 and 496,500 Series B shares, respectively                22,693           24,132
     Common stock, $1.00 par value, authorized 20,000,000 shares; issued
     4,053,194 and 3,745,808 shares, respectively; outstanding 3,624,710
     and 3,271,927 shares respectively                                                   4,053            3,405
Paid-in capital                                                                         29,568           16,310
Retained earnings                                                                       32,796           35,338
Treasury stock, at cost (428,484 and 473,881 shares, respectively)                      (2,677)          (2,799)
Unrealized gain (loss) on securities available for sale                                 (1,146)             147
                                                                                   -----------      -----------

                  Total shareholders' equity                                            85,287           76,533

Commitments and contingencies
                  Total liabilities and shareholders' equity                       $ 1,080,383          947,270
                                                                                   ===========      ===========

See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                  Years ended December 31, 1996, 1995, and 1994

                  (Dollars in thousands, except per share data)

                                                                                   1996           1995           1994
                                                                                   ----           ----           ----

Interest and dividend income:
     Loans                                                                   $   56,274         42,841         33,750
     Mortgage-backed securities                                                  13,371         17,934         15,472
     Investment securities                                                        2,852          3,231          2,204
     Dividends on stock in Federal Home Loan Bank of Cincinnati                   1,062            916            561
                                                                             ----------     ----------     ----------
         Total interest and dividend income                                      73,559         64,922         51,987
                                                                             ----------     ----------     ----------
Interest expense:
     Deposits                                                                    29,143         24,118         18,671
     Borrowings                                                                  18,905         16,928         10,589
                                                                             ----------     ----------     ----------
         Total interest expense                                                  48,048         41,046         29,260
                                                                             ----------     ----------     ----------

         Net interest income                                                     25,511         23,876         22,727

Provision for losses on loans                                                       360             --             15
                                                                             ----------     ----------     ----------

         Net interest income after provision for losses on loans                 25,151         23,876         22,712
                                                                             ----------     ----------     ----------
Non-interest income:
     Net gains on sales of loans                                                  3,836          1,451            890
     Net gains on sales of investments and mortgage-backed securities               397            384            168
     Manufactured housing brokerage fees, net                                     6,726             --             --
     Other operating income                                                       6,970          2,332          1,857
                                                                             ----------     ----------     ----------
         Total non-interest income                                               17,929          4,167          2,915
                                                                             ----------     ----------     ----------
Operating expenses:
     Compensation and related benefits                                           10,938          5,763          5,453
     Premises and equipment                                                       1,975          1,676          1,503
     Federal insurance premium                                                    4,643          1,173          1,074
     State taxes                                                                  1,005            812            788
     Professional and other fees                                                  1,386            899            744
     Other operating expenses                                                     6,280          2,940          2,201
     Amortization of cost in excess of fair value of net assets acquired          1,119            388            353
                                                                             ----------     ----------     ----------

         Total operating expenses                                                27,346         13,651         12,116
                                                                             ----------     ----------     ----------

         Earnings before income taxes                                            15,734         14,392         13,511

Income taxes:
     Current                                                                      1,157          4,516          3,737
     Deferred                                                                     4,727            430            753
                                                                             ----------     ----------     ----------

         Total income taxes                                                       5,884          4,946          4,490
                                                                             ----------     ----------     ----------

         Net earnings                                                        $    9,850          9,446          9,021
                                                                             ==========     ==========     ==========
Net earnings applicable to common stock                                      $    8,154          7,660          7,657
                                                                             ==========     ==========     ==========
Net earnings per common share:
     Primary                                                                 $     2.28           2.31           2.32
     Fully diluted                                                           $     1.78           1.78           1.79
Weighted average number of shares outstanding
     Primary                                                                  3,575,976      3,309,103      3,295,423
     Fully diluted                                                            5,520,857      5,319,980      5,034,237


See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                  Years ended December 31, 1996, 1995, and 1994

                  (Dollars in thousands, except per share data)

                                                                           Preferred
                                                                             Stock
                                                                             -----

Balances at December 31, 1993                                               $ 13,473

Net earnings                                                                      -
Cash dividends
   Common stock - $.42 per share                                                  -
   Series A preferred stock - $1.75 per share                                     -
   Series B preferred stock - $.71 per share                                      -
Proceeds from exercise of common stock options - 1,260 shares                     -
Proceeds from issuance of Series B preferred stock - 500,000 shares           11,650
Contribution of 3,791 common shares to the 401(k) plan                            -
Five-for-four stock split - 618,920 shares                                        -
Unrealized loss on securities available for sale                                  -
                                                                            --------

Balances at December 31, 1994                                                 25,123

Net earnings                                                                       -
Cash dividends
   Common stock - $.43 per share                                                   -
   Series A preferred stock - $1.75 per share                                      -
   Series B preferred stock - $1.63 per share                                      -
Proceeds from exercise of common stock options - 904 shares                        -
Contribution of 2,237 common shares to the 401(k) plan                             -
Conversion and redemption of 20,053 Series A preferred shares to
   common shares                                                                (501)
Purchase of Series A preferred stock - 16,000 shares                            (402)
Purchase of Series B preferred stock - 3,500 shares                              (88)
Purchase of treasury stock - 48,189 shares                                         -
10% common stock dividend                                                          -
Unrealized gain on securities available for sale                                   -
                                                                            --------

Balances at December 31, 1995                                                 24,132

Net earnings                                                                       -
Cash dividends
   Common stock - $.47 per share                                                   -
   Series A preferred stock - $1.75 per share                                      -
   Series B preferred stock - $1.63 per share                                      -
Proceeds from exercise of common stock options - 10,818 shares                     -
Contribution of 4,233 common shares to the 401(k) plan                             -
Conversion and redemption of 15,260 Series A preferred shares to
   common shares and 3,550 Series B preferred shares to common shares           (459)
Purchase of Series A preferred stock - 25,300 shares                            (639)
Purchase of Series B preferred stock - 9,900 shares                             (341)
Purchase of treasury stock - 14,071 shares                                         -
Issuance of 307,386 common shares in MCi acquisition                               -
10% common stock dividend                                                          -
Unrealized gain on securities available for sale                                   -
                                                                            --------

Balances at December 31, 1996                                               $ 22,693
                                                                            ========

See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                        Unrealized Gain
Common        Paid-In        Retained       Treasury  (Loss) on Securities
 Stock        Capital        Earnings         Stock    Available for Sale  Total
 -----        -------        --------         -----    ------------------  -----

  2,477        11,759         28,130         (2,166)             -         53,673

      -             -          9,021              -              -          9,021

      -             -         (1,239)             -              -         (1,239)
      -             -         (1,006)             -              -         (1,006)
      -             -           (357)             -              -           (357)
      -             -              -              7              -              7
      -             -              -              -              -         11,650
      -             -             55             20              -             75
    619          (619)             -              -              -
      -             -              -              -         (2,578)        (2,578)
-------       -------        -------        -------        -------        -------

  3,096        11,140         34,604         (2,139)        (2,578)        69,246

      -             -          9,446              -              -          9,446

      -             -         (1,403)             -              -         (1,403)
      -             -           (974)             -              -           (974)
      -             -           (809)             -              -           (809)
      -             2              -              5              -              7
      -             -             40              1              -             41

      -           213              -            288              -              -
      -          (296)             -              -              -           (698)
      -            (6)             -              -              -            (94)
      -             -              -           (954)             -           (954)
    309         5,257         (5,566)             -              -              -
      -             -              -              -          2,725          2,725
-------       -------        -------        -------        -------        -------

  3,405        16,310         35,338         (2,799)           147         76,533

      -             -          9,850              -              -          9,850

      -             -         (1,704)             -              -         (1,704)
      -             -           (870)             -              -           (870)
      -             -           (795)             -              -           (795)
      -           119              -            139              -            258
      -             -              -            101              -            101

      -           198              -            261              -              -
      -          (879)             -              -              -         (1,518)
      -          (143)             -              -              -           (484)
      -             -              -           (379)             -           (379)
    279         5,309              -              -              -          5,588
    369         8,654         (9,023)             -              -              -
      -             -              -              -         (1,293)        (1,293)
-------       -------        -------        -------        -------        -------
  4,053        29,568         32,796         (2,677)        (1,146)        85,287
=======       =======        =======        =======        =======        =======

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                  Years ended December 31, 1996, 1995, and 1994

                             (Dollars in thousands)

                                                                                   1996            1995            1994
                                                                                   ----            ----            ----

Cash flows from operating activities
Net earnings                                                                  $   9,850           9,446           9,021
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:
     Provision for losses on loans                                                  360               -              15
     Deferred income taxes                                                        4,727             430             753
     Gain on sale of loans                                                       (3,836)         (1,451)           (890)
     Net gain from sale of investments and mortgage-backed securities              (397)           (384)           (168)
     Depreciation and amortization                                                2,724           1,240             737
     Proceeds from sale of loans held for sale                                  272,765          88,548          45,266
     Disbursements for loans held for sale                                     (323,172)       (119,236)        (31,817)
     Net (increase) decrease in accrued interest                                    478             673            (824)
     Increase (decrease) in other liabilities                                    (2,446)          1,671          (2,194)
     Net change in goodwill                                                      (9,116)              -          (1,500)
     Net change in other assets                                                 (10,566)         (1,693)         (2,269)
                                                                              ---------       ---------       ---------
              Net cash provided (used) by operating activities                  (58,629)        (20,756)         16,130
                                                                              ---------       ---------       ---------

Cash flows from investing activities
Loans originated                                                               (253,068)       (178,663)       (189,413)
Principal repayments on loans receivable                                        131,216         108,298          79,650
Proceeds from:
   Mortage-backed securities repayments and sales
     Available for sale                                                          63,913          39,664          27,814
     Held to maturity                                                            54,445          20,791          22,721
   Investment securities sales, maturities and payments
     Available for sale                                                          34,501          35,131          14,719
     Held for maturity                                                            4,705           1,279               -
   Assets acquired in settlement of loans                                           284             139             183
Purchases of:
   Mortgage-backed securities
     Available for sale                                                         (23,952)        (22,491)        (68,490)
     Held to maturity                                                            (6,945)        (13,711)        (36,076)
   Investment securities
     Available for sale                                                         (44,943)        (47,958)        (19,368)
     Held to maturity                                                            (2,693)           (498)         (1,172)
Net cash received in acquisitions                                                24,606               -          45,139
Net change in retained servicing asset                                           (6,491)              -               -
Purchase of premises and equipment, net                                          (3,524)           (491)           (559)
                                                                              ---------       ---------       ---------
                  Net cash used in investing activities:                        (27,946)        (58,510)       (124,852)
                                                                              ---------       ---------       ---------

Cash flows from financing activities
     Net change in deposits                                                      71,450          71,514           2,008
     Proceeds from Federal Home Loan Bank advances                              110,498         187,700         128,700
     Net proceeds from other borrowings                                            (490)         10,865          13,789
     Repayments on Federal Home Loan Bank advances                              (85,774)       (170,010)        (52,697)
     Net change in advance payments by borrowers for taxes and insurance         (1,777)            613             519
     Repurchase of common and preferred stock                                    (2,381)         (1,746)              -
     Proceeds from issuance of preferred stock                                        -               -          11,650
     Proceeds from common stock transactions                                      5,947              48              82
     Payment of cash dividends                                                   (3,369)         (3,186)         (2,602)
                                                                              ---------       ---------       ---------
                      Net cash provided by financing activities                  94,104          95,798         101,449
                                                                              ---------       ---------       ---------

Net increase (decrease) in cash and cash equivalents                              7,529          16,532          (7,273)

Cash and cash equivalents at beginning of year                                   27,483          10,951          18,224
                                                                              ---------       ---------       ---------
Cash and cash equivalents at end of year                                      $  35,012          27,483          10,951
                                                                              ---------       ---------       ---------


Supplemental information:
Cash paid during the year for:
Interest                                                                      $  25,318          20,354          12,994
Income taxes                                                                  $   5,427           4,025           4,675

Supplemental schedule of noncash activities:
Transfer of loan balances on foreclosed assets
   to assets acquired in settlement of loans                                  $     426             209             160

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

     The accounting and reporting policies of FirstFederal Financial Services Corp (Corporation) conform to generally accepted accounting principles. The Corporation has two subsidiaries, First Federal Savings and Loan Association of Wooster (Association), which is principally engaged in the business of offering savings deposits through the issuance of savings accounts, money market accounts, and certificates of deposit and lending or utilizing funds primarily for the purchase, construction, and improvement of real estate and Mobile Consultants, Inc. (MCi), which is a broker and servicer of manufactured housing finance contracts. The deposit accounts of the Association are insured by the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation (FDIC).

     The following is a description of the more significant policies which the Corporation follows in preparing and presenting its financial statements:

(a) Principles of Consolidation
    ---------------------------

     The accompanying consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries, the Association, and MCi. All significant intercompany balances and transactions are eliminated in consolidation.

(b) Loan Origination and Commitment Fees
    ------------------------------------

     Loan origination fees and certain direct origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income over the contractual life of the loan using the interest method. Fees received for loan commitments that are expected to be drawn, based on the Corporation's experience with similar commitments, are deferred and amortized over the life of the loan using the interest method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis. Net deferred loan fees or costs related to loans paid off or sold are included in income at the time of sale.

(c) Investments and Mortgage-Backed Securities
    ------------------------------------------

     In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Corporation adopted the provisions of SFAS No. 115 effective January 1, 1994. As required by SFAS No. 115, the Corporation classifies investment securities and mortgage-backed securities in the following categories at the time of purchase:



         TRADING - This classification is used for securities which are held for resale in anticipation of short-term market movement. The securities are valued at fair value with gains and losses, both realized and unrealized, included in income.

         HELD TO MATURITY - This classification is used for securities which the Corporation has the positive intent and ability to hold until maturity. Such securities are carried at cost, adjusted for amortization of premiums and accretion of discounts over the remaining lives of the underlying securities using methods which approximate the interest method.

         AVAILABLE FOR SALE - Those securities not classified as trading or held to maturity are classified as available for sale; such securities are carried at fair value, with unrealized gains and losses, net of deferred income taxes, reported as a separate component of shareholders' equity.




     In November 1995, the FASB issued "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" (Guide). The Guide deals with various implementation issues regarding SFAS No.
115. A provision of the Guide permitted a one-time reassessment of the Corporation's classification of all securities between November 15, 1995 and December 31, 1995. Under this provision a reclassification from the held to maturity category to another category does not call into question the Corporation's intent to hold other debt securities to maturity. The Corporation reclassified $70.7 million of mortgage-backed securities from held to maturity to available for sale, in connection with the adoption of the Guide. Such securities had unrealized gains of approximately $600,000 at the time of transfer.

     Realized gains and losses from the sale of securities are computed using the specific identification method.

     On January 1, 1994, the date of adoption of SFAS No. 115, the Corporation recorded as a component of shareholders' equity an unrealized gain of approximately $700,000 (net of federal income tax) on the value of the available for sale securities. During 1996, the amount of $1,293,000 (net of $696,000 in deferred taxes) was included in shareholders' equity to reflect the net unrealized holding loss on available for sale investment and mortgage-backed securities. During 1995 the Corporation recorded an unrealized gain on such assets of $2,725,000 (net of deferred taxes of $1,467,000), and during 1994 the Corporation recorded an unrealized loss of $2,578,000 (net of deferred tax benefit of $1,388,000). Unrealized losses in the amount of $1,146,000 (net of $617,000 in deferred taxes) and unrealized gains of $147,000 (net of $79,000 in deferred taxes) are included as a separate component of shareholders' equity at December 31, 1996 and 1995, respectively.

(d) Loans Held for Sale and Mortgage Servicing Rights
    -------------------------------------------------

     Loans held for sale are carried at the lower of cost (less principal payments received) or fair value as determined by outstanding commitments from investors or current investor yield requirements.

     The Corporation generally retains servicing on loans that are sold. Effective January 1, 1996, the Corporation adopted Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights. This pronouncement requires separate recognition of an asset for mortgage servicing rights based on allocation of total loan cost using relative fair values. The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market interest rates and prepayment assumptions. For purposes of measuring impairment, the rights are stratified based on predominant risk characteristics of the underlying loans such as interest rates and scheduled maturity. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights exceed their fair value. The Corporation monitors prepayments, and in the event that actual prepayments exceed original estimates, amortization is adjusted accordingly. There was no impact on amortization as a result of accelerated prepayment at December 31, 1996.

(e) Premises and Equipment
    ----------------------

     Premises and equipment are carried at cost, net of accumulated depreciation. Depreciation and amortization of premises and equipment are calculated on a straight-line basis over the estimated useful lives of the related assets; estimated lives are 20 to 50 years for buildings and 3 to 20 years for furniture and equipment.

     The cost of leasehold improvements is amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the related asset.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(f) Assets Acquired in Settlement of Loans
    --------------------------------------

     Assets acquired in settlement of loans represent real estate or other property acquired through foreclosure or deed in lieu thereof and are carried at the lower of cost or fair value less costs to sell. Costs relating to the development and improvement of property are capitalized, whereas those relating to holding the property are charged to expense.

(g) Federal Income Taxes
    --------------------

     The Corporation and its subsidiaries file a consolidated federal tax return. Income taxes are provided for all taxable items included in the consolidated statements of operations, regardless of when such items are reported for tax purposes, adjusted for permanent differences.

     The Corporation accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled, and the effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax assets must be reduced by valuation allowances to a more than likely realizable amount.

(h) Cost in Excess of Fair Value of Net Assets Acquired
    ---------------------------------------------------

     The cost in excess of fair value of net assets arising from branch acquisitions and the acquisition of MCi has been accounted for under the purchase method. This excess cost is being charged to earnings over an average life of 10 years by use of the straight-line method. At each statement of financial condition date, management makes a determination of whether the cost in excess of fair value of net assets acquired has been impaired based on various branch operating criteria. Discounts and premiums arising from fair value adjustments of assets and liabilities acquired are being amortized over the estimated remaining life of the related asset or liability using the interest method. Based upon its most recent analysis, the Corporation believes that the cost in excess of fair value at December 31, 1996 is not impaired and the amortization period is appropriate.

     In March 1995, the FASB issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which establishes accounting standards for determining and measuring the impairment of long-lived assets, certain intangibles, and goodwill. SFAS No. 121 does not apply to core deposit intangibles and mortgage servicing rights of financial institutions. The Corporation adopted SFAS No. 121 effective January 1, 1996; the adoption did not have a material impact on the Corporation's consolidated financial position or results of operations.

(i) Loans
    -----

     Loans that the Corporation has the intent and ability to hold until maturity or payoff are reported at their outstanding principal balances, less allowances for losses and net deferred origination fees and discounts. Valuation allowances for estimated losses on loans are provided when a decline in value is deemed to have occurred. In estimating possible losses, management considers the remaining principal balance and estimated fair value of the property collateralizing the loan less estimated selling expenses and holding costs.

     The adequacy of the allowance for loan losses is periodically evaluated by the Corporation based upon the overall portfolio composition and general market conditions. While management uses the best information available to make these evaluations, future adjustments to the allowance may be necessary if economic conditions change substantially from the assumptions used in making the evaluations. Future adjustments to the allowance may also be required by regulatory examiners based on their judgments about information available to them at the time of their examination.

     In May 1993, the FASB released SFAS No. 114, Accounting by Creditors for Impairment of a Loan, which requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if more practicable, based on the loan's market price or the fair value of the underlying collateral if the loan is collateral-dependent. In October 1994, the FASB issued SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, which amends the disclosure requirements in SFAS No. 114 to require information about the recorded investment in certain impaired loans and about how a creditor recognizes interest income related to those impaired loans. SFAS No. 118 was effective concurrent with the effective date of SFAS No. 114. The Corporation adopted the provisions of SFAS Nos. 114 and 118 effective January 1, 1995; the adoption did not have a material impact on the Corporation's consolidated financial position or results of operations.

     Under SFAS Nos. 114 and 118, a loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal and interest according to the contractual terms of the loan agreement. Since the Corporation's loans are primarily collateral-dependent, measurement of impairment is based on the fair value of the collateral. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries) based on the Corporation's evaluation of impairment of its loans.

(j) Interest Accruals on Nonperforming Loans
    ----------------------------------------

     The Corporation provides an allowance for the possible loss of accrued, but uncollected, interest on specific loans which are delinquent or in foreclosure when, in management's opinion, collection becomes doubtful. Such interest ultimately collected is credited to income in the period of recovery. The Corporation generally reserves delinquent interest once it becomes more than 90 days past due.

(k) Pension Plan
    ------------

     Pension costs are actuarially determined and are computed in accordance with SFAS No. 87, Employers' Accounting for Pensions. The Corporation's policy is to fund the defined benefit pension plan in an amount which is at least the minimum required amount under the Employee Retirement Income Security Act of 1974, but not in excess of the maximum amount deductible for federal income tax purposes.

(l) Earnings per Share
    ------------------

     Primary earnings per share are computed based on the weighted average number of common shares and common stock equivalent shares outstanding during each year, after giving effect to the reduction of earnings by the dividends paid on the serial preferred stock and adjusted to reflect the five-for-four common stock split granted May 20, 1994 and the 10 percent common stock dividends granted to shareholders on May 22, 1996 and May 22, 1995. Stock options are included as common share equivalents using the treasury stock method. The fully diluted earnings per share assumes the conversion of the cumulative serial preferred stock, Series A, as of October 2, 1992, and Series B, as of June 24, 1994, the dates of issuance. All share and per share data presented in the consolidated financial statements and notes thereto have been restated for the effects of the stock splits.

(m) Paid-In Capital and Retained Earnings
    -------------------------------------

     The paid-in capital account includes amounts received in excess of par value of common stock sold. For stock dividends, the Corporation transfers the market value of shares issued from retained earnings to the common stock and paid-in capital accounts.

(n) Retained Interest
    -----------------

     Retained Interest is comprised of two components, excess spread receivable and over-collateralization. The excess spread receivable is established for each

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


securitization and represents the present value of the gross interest income on the loans securitized less the pass-through interest paid to the securitization investors, less provisions for credit losses and prepayments over the life of the respective securitization, less normal servicing fees and recovery of the spread account. The excess spread receivable consists of the gain recognized on the sale of loans through securitization, deferred servicing income and a deferred gain attributable to the time value of money. Deferred servicing income is recognized as earned over the life of the related loans in proportion to the principal paydown of the loans outstanding. The deferred gain attributable to the time value of money is recognized as earned in relation to the balance of securitized loans outstanding. The excess spread receivable is reduced by the receipt of cash from the trusts and the amortization of the deferred gain and deferred servicing costs. Deferred servicing costs are amortized over the life of the related loans as a percentage of loans outstanding. Prepayment and loss experience rates are based upon the nature of the receivables and historic information available to the Company. Prepayment assumptions and credit loss provisions are periodically reviewed. Deficiencies, if any, in excess of estimated reserves, are charged to operations. Favorable experience is recognized prospectively as realized.

     The over-collateralization pool of the securitization facility is to protect securitization investors against credit losses. Funds in excess of specified percentages are available to be remitted to the Company over the life of the securitization. For each securitization, there is no recourse to the Company beyond the amounts maintained in this account. However, the excess spread receivable noted above is only available to the Company to the extent that there is no impairment of the spread account that relates to the securitization. The Company analyzes the spread account quarterly to determine if impairment exists. Impairment, if any, is charged to operations.

(o) Stock-Based Compensation
    ------------------------

     In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, which defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS No. 123, companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, but are required to disclose in a note to the financial statements pro forma net earnings and, if presented, earnings per share as if the company had applied the new method of accounting. The accounting requirements of the new method are effective for all employee awards granted after the beginning of the fiscal year of adoption. SFAS No. 123 is effective for fiscal years beginning after December 31, 1995.

     The Corporation has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Corporation's stock at the date of the grant over the amount an employee must pay to acquire the stock. Refer to note 16.

(p) Impact of Recent Accounting Pronouncements
    ------------------------------------------

     SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, is effective for the Corporation for transactions occurring after December 31, 1996 and will supersede SFAS No. 122, Accounting for Mortgage Servicing Rights, which the Corporation adopted effective January 1, 1996. SFAS No. 122 amended SFAS No. 65, Accounting for Certain Mortgage Banking Activities, to eliminate the accounting distinction between rights to service mortgage loans for others that are acquired through loan origination activities and those acquired through purchase transactions. Under SFAS No. 122, when the Corporation sells or securitizes loans and retains the mortgage servicing rights, the total cost of the mortgage loans is allocated to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values, and any cost allocated to mortgage servicing rights is recognized as a separate asset.

     SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. After a transfer of financial assets, SFAS No. 125 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred, to derecognize financial assets when control has been surrendered, and to derecognize liabilities when extinguished. It is not expected that SFAS No. 125 will have a material impact on the Corporation's financial statements.

(q) Recognition of Revenue
    ----------------------

     MCi is a servicer and collector of manufactured housing loans, who earns fees for placing loan contracts with financial institutions. A portion of those fees are received by MCi upon the closing of transactions, and the remainder are held as reserves to absorb prepayment credit losses. At 12/31/96, loans serviced and collected by MCi (excluding loans held by the Association) totaled $438.3 million. Of the fees relating to these loans, $45.9 million are currently being held in prepayment and credit loss reserves.

     The reserves are recognized in income by MCi over the lives of the loans. Revenues recognized each year are calculated as the present value of future cash flows, which involves the use of assumptions including prepayment rate, discount rate, weighted average interest rate and weighted average term. During the year ended 12/31/96, $3.2 million was recognized by MCi as revenue.

(r) Use of Estimates
    ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(s) Reclassifications
    -----------------

     Certain amounts in the accompanying 1995 and 1994 consolidated financial statements have been reclassified to conform with the 1996 presentation.

(2) COMPLETED AND PENDING ACQUISITIONS
    ----------------------------------

     On April 3, 1996, the Corporation acquired Mobile Consultants, Inc. (MCi), a broker and servicer of manufactured housing finance contracts located in Alliance, Ohio. The purchase of MCi was accounted for by the purchase method; accordingly, the assets and liabilities were recorded at their estimated fair value at the date of acquisition. The purchase resulted in a cost in excess of fair value of net assets acquired of approximately $5.6 million which is being amortized by the straight-line method over ten years. MCi contributed approximately $3.1 million to the Company's net earnings for the year ended December 31, 1996. The earnings and expenses were consolidated into the financial statements and will become a significant part of future operations.

     On March 23, 1996, the Association acquired a branch at the corner of High Street and Gay Street in Mount Vernon, Ohio from Peoples National Bank, Wooster, Ohio. As part of the transaction, the Association assumed approximately $26.6 million of consumer deposit liabilities at a premium of 9 percent. The purchase of the branch was accounted for by the purchase method; accordingly, the assets and liabilities were recorded at their estimated fair value at the date of acquisition. The purchase resulted in a cost in excess of fair value

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of net assets acquired of $2.4 million, which is being amortized by the straight-line method over 10 years.

     On December 30, 1996, the Corporation entered into a definitive agreement for the acquisition of the stock of Summit Bancorp (Summit) by FirstFederal. Under the terms of the agreement, FirstFederal will exchange 1.87 shares of its common stock for each of the 234,916 shares of Summit stock. Based on the average of FirstFederal's closing bid and ask price of $39.375 on December 31, 1996, the transaction would be valued at approximately $17.3 million. The merger, which will be accounted for as a pooling of interests, is expected to be consummated during the third quarter of 1997, pending Summit shareholder approval, regulatory approval and other customary conditions of closing. The transaction is expected to be a tax-free reorganization for federal income tax purposes. Summit Bancorp's subsidiary, Summit Bank, has two commercial banking offices located in Summit County, Ohio. At December 31, 1996, Summit had total assets of $81.3 million, deposits of $67.8 million, and shareholders' equity of $7.2 million. Summit reported net income of $0.8 million for the year ended December 31, 1996.

(3) INVESTMENT SECURITIES
    ---------------------

     The following is a summary of investment securities available for sale and held to maturity (in thousands):

                                                             December 31, 1996

                                            Amortized          Gross Unrealized           Fair
                                                 Cost       Gains          Losses        Value
                                                 ----       -----          ------        -----

Available for sale

  U.S. Government and agency obligations      $45,430           22          (129)       45,323
  Corporate debt                                2,435            9            (4)        2,440
                                              -------      -------       -------       -------

                                              $47,865           31          (133)       47,763
                                              -------      -------       -------       -------

Held to maturity

  U.S. Government and agency obligations      $ 4,501           12           (45)        4,468
  Municipal obligations                         1,634           24             -         1,658
  Corporate debt                                  112            -             -           112
                                              -------      -------       -------       -------

                                              $ 6,247           36           (45)        6,238
                                              =======      =======       =======       =======


                                                             December 31, 1995

                                            Amortized         Gross Unrealized            Fair
                                                 Cost       Gains          Losses        Value
                                                 ----       -----          ------        -----

Available for sale

  U.S. Government and agency obligations      $38,731          254           (14)       38,971
  Corporate debt                                2,989            -            (7)        2,982
                                              -------      -------       -------       -------

                                              $41,720          254           (21)       41,953
                                              =======      =======       =======       =======
Held to maturity

  U.S. Government and agency obligations      $ 2,502            -           (84)        2,418
  Municipal obligations                           994           26             -         1,020
  Corporate debt                                  299            -             -           299
                                              -------      -------       -------       -------

                                              $ 3,795           26           (84)        3,737
                                              =======      =======       =======       =======

The amortized cost and fair value of investment securities at December 31, 1996, by contractual maturity, are shown below (in thousands); expected maturities will differ from contractual maturities because debt issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                               Amortized         Fair
                                                                                    Cost        Value
                                                                                    ----        -----

                Available for sale
                  Due in one year or less                                     $   19,952       19,948
                  Due after one year through five years                           25,921       25,814
                  Due after five years                                             1,992        2,001
                                                                              ----------       ------
                                                                              $   47,865       47,763
                                                                              ----------       ------
                Held to maturity
                  Due after one year through five years                            2,763        2,760
                  Due after five years
                                                                                   3,484        3,478
                                                                              ----------       ------
                                                                              $    6,247        6,238
                                                                              ==========       ======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Proceeds from sales of investment securities available for sale were $19,740,000 during 1996, with gross realized gains of $52,000 and gross realized losses of $31,000 recognized on these sales; $13,685,000 during 1995, with gross realized gains of $363,000 and gross realized losses of $110,000 recognized; and $7,494,000 during 1994, with gross realized gains of $161,000 and gross realized losses of $2,000 recognized.


(4) MORTGAGE-BACKED SECURITIES

     The following is a summary of mortgage-backed securities available for sale and held to maturity (in thousands):


                                                             December 31, 1996

                                            Amortized           Gross Unrealized             Fair
                                                 Cost         Gains         Losses          Value
                                                 ----         -----         ------          -----

Available for sale

  GNMA participation certificates            $  6,913             -            (99)         6,814
  FHLMC participation certificates             12,899            72           (162)        12,809
  FNMA participation certificates              25,590           154           (212)        25,532
  Collateralized mortgage obligations
    and other pass-through certificates        50,043            18         (1,431)        48,630
                                             --------      --------       --------       --------
                                             $ 95,445           244         (1,904)        93,785
                                             ========      ========       ========       ========
Held to maturity

  GNMA participation certificates            $  1,667            17            (22)         1,662
  FHLMC participation certificates             22,016            31           (682)        21,365
  FNMA participation certificates               6,723             -           (265)         6,458
  Collateralized mortgage obligations
    and other pass-through certificates        48,331           321           (417)        48,235
                                             --------      --------       --------       --------
                                             $ 78,737           369         (1,386)        77,720
                                             ========      ========       ========       ========

                                                             December 31, 1995

                                            Amortized           Gross Unrealized             Fair
                                                 Cost         Gains         Losses          Value
                                                 ----         -----         ------          -----

Available for sale

  GNMA participation certificates            $ 28,941           330            (90)        29,181
  FHLMC participation certificates             31,457           489            (95)        31,851
  FNMA participation certificates              30,329           171            (79)        30,421
  Collateralized mortgage obligations
    and other pass-through certificates        84,254           632         (1,365)        83,521
                                             --------      --------       --------       --------

                                             $174,981         1,622         (1,629)       174,974
                                             ========      ========       ========       ========

Held to maturity

  GNMA participation certificates            $  2,003            36             (4)         2,035
  FHLMC participation certificates             25,320            56           (228)        25,148
  FNMA participation certificates               7,753             -           (149)         7,604
  Collateralized mortgage obligations
    and other pass-through certificates        51,071           385           (396)        51,060
                                             --------      --------       --------       --------

                                             $ 86,147           477           (777)        85,847
                                             ========      ========       ========       ========



     The amortized cost and fair value of mortgage-backed securities at December 31, 1996, by contractual maturity, are shown on the next page (in thousands); expected maturities will differ from contractual maturities because debt issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                              Amortized          Fair
                                                                                   Cost         Value
                                                                                   ----         -----
                Available for sale
                  Due in one year or less                                  $        642           637
                  Due after one year through five years                           4,211         4,210
                  Due after five years                                           90,592        88,938
                                                                                 ------        ------
                                                                           $     95,445        93,785
                                                                                 ------        ------
                Held to maturity
                  Due after five years                                           78,737        77,720
                                                                                 ------        ------

                   Total                                                   $     78,737        77,720
                                                                                 ======        ======


     Proceeds from sales of mortgage-backed securities available for sale were $86,515,000 during 1996, with gross realized gains of $822,000 and gross realized losses of $446,000 recognized on these sales; $33,382,000 during 1995, with gross realized gains of $142,000 and gross realized losses of $11,000 recognized; and $5,093,000 during 1994, with gross realized gains of $9,000 and no gross realized losses recognized.

     At December 31, 1996, mortgage-backed securities totaling $32,800,000 with a fair value of $37,623,000 were pledged as collateral for savings held for municipalities and other government agencies and securities sold under agreements to repurchase.


(5) RETAINED INTEREST
    -----------------

     In October 1996, the Corporation securitized $48.9 million of manufactured housing loans in a private placement of Senior/Subordinated Pass Through Certificates Series 1996-1. As a result of this securitization, the Corporation recorded a $6.5 million retained interest, which consists of an overcollateralization of loans and the unamortized balance of the present value of the interest rate differential resulting from the sale of loans with servicing rights retained. The residual interest is amortized over the estimated life of the underlying loans sold.

     The carrying value of the residual interest is analyzed quarterly by the Corporation to determine whether prepayment and default experience has any impact on this carrying value.

(6) LOANS RECEIVABLE, NET
    ---------------------

     A summary of loans receivable held for long-term investment consists of the following (in thousands):


                                                                                     December 31,
                                                                                1996            1995
                                                                                ----            ----
                Real estate
                  Secured by 1-4 family residential properties             $    477,069       400,122
                  Secured by multifamily properties                               4,188        20,188
                  Secured by construction and development                        91,783        72,504
                  Secured by commercial properties                               16,593        26,966
                Consumer loans
                  Secured by manufactured homes                                  39,020        20,341
                  Secured by other consumer assets                               77,127        52,003
                Commercial, financial, and industrial                             4,937             6
                                                                              ---------     ---------
                                                                                710,717       592,130
                                                                              =========     =========

                Less
                  Undisbursed loans in process                                   36,679        42,888
                  Deferred loan fees                                              1,425         1,849
                  Unearned discount                                                   -             3
                  Allowance for loan losses                                       2,916         2,994
                                                                              ---------     ---------
                                                                                 41,020        47,734
                                                                              ---------     ---------
                Loans receivable, net                                      $    669,697       544,396
                                                                              =========     =========

                         NOTES TO CONSOLIDATED FINANCIAL


       Loans held for sale as of December 31, 1996 and 1995 are as follows:

                                                        Amortized        Gross Unrealized            Estimated
                                                             Cost        Gains     Losses         Market Value
                                                             ----        -----     ------         ------------
             December 31, 1996
             -----------------
             Real estate secured by 1-4 family
                  residential properties               $   36,440          145        -                36,585
             Consumer loans secured by
                  manufactured homes                       50,631            -        -                50,631
                                                           ------          ----     -----              ------
                                                       $   87,071          145        -                87,216
                                                           ======          ====     =====              ======
             December 31, 1995
             -----------------
             Real estate secured by 1-4 family
                  residential properties               $   36,664          457        -                37,121
                                                           ======          ====     =====              ======



     Loans with adjustable rates, included above in loans held for long term investment, totaled $201,644,000 and $248,160,000 at December 31, 1996 and 1995,
respectively. Substantially all such loans have original maturities of three years or more or have contractual interest rates that increase or decrease at periodic intervals. These loans have interest rate adjustment limitations and are generally indexed to various different nationally published indices. Future market factors may affect the correlation of the interest rate adjustment with the rate the Corporation pays on short-term deposits that have been primarily utilized to fund these loans.

     As of December 31, 1996 and 1995, the Corporation was servicing loans for others aggregating approximately $418,981,000 and $302,371,000, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and foreclosure processing. Loan serving income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. In connection with these loans serviced for others, the Corporation held escrow balances of $1,667,000 and $1,638,000 at December 31, 1996 and 1995, respectively.

     Originated mortgage servicing rights capitalized during the year ended December 31, 1996, as a result of the adoption of Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights, was approximately $1,611,000. Fair value of the asset, as determined by market quotes, approximated carrying value. As a result there was no impairment at December 31, 1996. Amortization during the period was $108,000.

     The Corporation grants residential, construction, consumer, and other loans to customers within a five-county area of north central Ohio; the economic base of this region is a mixture of industry and agriculture. The Corporation also grants manufactured housing loans to individuals in 27 states. Although the Corporation has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contractual obligations is dependent upon economic conditions within its market region.


(7) CONTINGENCIES AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
    -------------------------------------------------------------------

    In the normal course of business, the Corporation is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the accompanying consolidated statements of financial condition. The contract amounts of these instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

     The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration or other termination clauses and may require payment of a fee. Since many commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     The Corporation uses the same credit policies in making commitments as it does for on-balance-sheet instruments. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation, upon extension of credit is based on management's credit evaluation of the counterparty.

     At December 31, 1996, total commitments to extend credit were $15,935,000 at interest rates of 7.0 percent to 9.0 percent ($14,661,000 at rates of 6.50 percent to 9.75 percent at December 31, 1995). The Corporation has outstanding commitments of $32,970,000 at December 31, 1996 ($24,034,000 at December 31,
1995) at variable interest rates on unused lines of credit for its equity line of credit program. The Corporation also has outstanding commitments of $19,962,000 at December 31, 1996 ($-0- at December 31, 1995) at variable interest rates on unused commercial lines of credit.

     In addition, the Corporation is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial condition of the Corporation.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(8) ALLOWANCE FOR LOSSES
    --------------------


      Activity in the allowance for loan losses is summarized as follows (in thousands):

                                         Year Ended December 31,
                                    1996          1995          1994
                                    ----          ----          ----
Balance at beginning of year      $ 2,994         3,204         4,512
Provision charged to income           360             -            15
Charge-offs                          (454)         (225)       (1,337)
Recoveries                             16            15            14
                                  -------       -------       -------
Balance at end of year            $ 2,916         2,994         3,204
                                  =======       =======       =======


(9) PREMISES AND EQUIPMENT, NET
    ---------------------------

     Premises and equipment consist of the following (in thousands):

                                       December 31,
                                     1996         1995
                                     ----         ----

Land                               $ 1,206        1,198
Buildings                            8,590        6,931
Leasehold improvements                 512          335
Furniture and equipment              7,276        5,133
                                   -------      -------
                                    17,584       13,597
Less accumulated depreciation        7,198        6,155
                                   -------      -------
                                   $10,386        7,442
                                   =======      =======

Total rental expense was $248,000, $119,000, and $91,000 during 1996, 1995, and
1994, respectively.

(10) ACCRUED INTEREST RECEIVABLE
     ---------------------------

     Accrued interest consists of the following (in thousands):

                                    December 31,
                                  1996        1995
                                  ----        ----

Loans                           $4,722       3,670
Mortgage-backed securities         972       1,907
Investment securities              375         707
                                ------      ------
                                $6,069       6,284
                                ======      ======

(11) DEPOSITS
     --------


    Deposit balances by interest rate are summarized as follows (in thousands):

                                                            December 31,
                                                    1996                        1995
                                                    ----                        ----
              Deposit Type                 Amount          %          Amount           %
              ------------                 ------          -          ------           -

Negotiable order of withdrawal (NOW)
       Noninterest bearing                $ 21,268         3.2%         9,457         1.7%
       Interest bearing, 2.00-2.75%         64,863         9.6         57,837        10.1
Passbook savings, 2.75-3.10%               143,382        21.4        125,537        21.9
Money market deposit accounts,
       2.50-4.00%                           14,464         2.1         13,074         2.2
                                          --------       -----       --------       -----
                                           243,977        36.3        205,905        35.9
                                          --------       -----       --------       -----
Certificates of deposit
       Below 5.25%                          22,373         3.3         54,528         9.5
       5.25-8.00%                          392,911        58.5        299,530        52.2
       8.01-10.00%                          12,191         1.9         13,625         2.4
       10.01-13.00%                            466           -            453           -
                                          --------       -----       --------       -----
                                           427,941        63.7        368,136        64.1
                                          --------       -----       --------       -----
                                          $671,918       100.0%       574,041       100.0%
                                          ========       =====       ========       =====


The weighted average interest rate on deposits was 4.63 percent and 4.60 percent at December 31, 1996 and 1995, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The contract maturity periods of certificates of deposit are as follows (in thousands):

                                                                   December 31,
          Remaining                                  1996                      1995
       Term to Maturity                            Amount        %            Amount        %
       ----------------                            ------        -            ------        -

       12 months and under                        $249,435     58.3%         219,023      59.5%
       13 months to 24 months                       92,654     21.7           77,925      21.2
       25 months to 36 months                       41,717      9.7           30,610       8.3
       37 months to 48 months                       19,360      4.5           16,729       4.5
       Over 48 months                               24,775      5.8           23,849       6.5
                                                  --------    -----          -------     -----
                                                  $427,941    100.0%         368,136     100.0%
                                                  --------    -----          -------     -----

Interest expense, aggregated by deposit category, was as follows (in thousands):

                                                               Year Ended December 31,
                                                           1996         1995         1994
                                                           ----         ----         ----
       NOW accounts                                   $   1,192            942        857
       Passbook savings                                   4,069          3,863      4,578
       Money market deposit accounts                        483            424        391
       Certificates of deposit                           23,399         18,889     12,845
                                                      ---------         ------     ------
                                                      $  29,143         24,118     18,671
                                                      =========         ======     ======

At December 31, 1996 and 1995, there were 637 and 333 customer deposits, respectively, issued in amounts of $100,000 or more, totaling approximately $147,053,000 and $86,318,000, respectively.

(12) ADVANCES FROM THE FEDERAL HOME LOAN BANK
     ----------------------------------------

     Following is a summary of advances from the Federal Home Loan Bank of Cincinnati (FHLB) (in thousands):

                                                                       December 31,
                      Maturity         Interest Rate                1996          1995
                      --------         -------------                ----          ----
                          1996         4.15-7.85%              $       -        37,369
                          1997         4.15-6.55                  67,648        68,693
                          1998         4.40-6.05                  38,434        38,474
                          1999         6.45-6.80                  61,000             -
                          2000         5.60-5.80                  56,934        14,400
                    Thereafter         5.45-8.05                  62,780       103,136
                                                               ---------       -------

                                                               $ 286,796       262,072
                                                               =========       =======

FHLB advances are secured by a blanket lien on first mortgage loans with balances totaling 150 percent of such advances. The FHLB stock also serves as collateral for the advances.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(13) OTHER BORROWINGS
     ----------------

                                                              December 31,

(In Thousands)
                                                            1996         1995
                                                            ----         ----

Reverse repurchase agreements secured
by mortgage-backed securities                            $20,402      $24,654

Other notes payable                                        5,215            -
                                                         -------      -------
Total other borrowings                                   $25,617      $24,654
                                                         =======      =======


Following is a summary of securities sold under agreements to repurchase (in thousands):

                                                                                         December 31,
                                                                                       1996         1995
                                                                                       ----         ----

Reverse repurchase agreements secured by mortgage-backed securities
   At year-end
       Reverse repurchase amount                                                    $20,402       24,654
       Weighted average interest rate                                                  5.44%        5.85%
       Book value of collateral                                                     $25,127       26,533
       Fair value of collateral                                                      24,514       26,388
   During the year
       Average agreements outstanding                                                32,468       23,013
       Highest amount outstanding at any month-end                                   39,915       32,445
       Weighted average interest rate                                                  5.47%        5.93%

     The securities underlying the repurchase agreements are book entry securities delivered to the dealer. Dealers may sell, loan, or otherwise dispose of such securities to other parties in the normal course of their operations, but have agreed to resell to the Corporation the identical securities upon the maturities of the agreements. The amount at risk under these borrowings with any one dealer is only the actual amount of borrowings against the securities sold under these agreements. At December 31, 1996, securities sold under agreements to repurchase generally have an original term to maturity of 90 days.

     Other notes payable are comprised of a $4 million note payable, which matures during 1997, in connection with the aquisition of MCi. The remaining $1.2 million in notes payable are debts associated with the operation of MCi.


(14) SHAREHOLDERS' EQUITY
     --------------------

     On October 2, 1992, the Corporation issued 575,000 shares of 7 percent cumulative convertible preferred stock, Series A, without par value. The stock was issued at $25.00 per share (net of issuance costs of $900,000) and is convertible at the option of the holder, at any time, into 1,260,975 shares of common stock, $1.00 par value, of the Corporation at an initial conversion price of $11.40 per share. The Series A preferred stock is not redeemable prior to December 16, 1997, after which date the Corporation may redeem the Series A preferred stock at prices beginning at $26.00 per share and declining to $25.00 per share after December 15, 2002 plus accumulated, accrued, and unpaid dividends to the redemption date. The first scheduled cash dividend payment of $145,360 for the period from date of initial issuance to December 1, 1992 was paid on the same date; thereafter, cash dividends are payable quarterly on March 1, June 1, September 1, and December 1 of each year.

     On June 24, 1994, the Corporation issued 500,000 shares of 6 percent cumulative convertible preferred stock, Series B, without par value. The stock was issued at $25.00 per share (net of issuance costs of $900,000) and is convertible at the option of the holder, at any time, into 611,250 shares of common stock, $1.00 par value, of the Corporation at an initial conversion price of $20.45 per share. The Series B preferred stock is not redeemable prior to June 24, 1999, after which date the Corporation may redeem the Series B preferred stock at $25.00 per share plus accumulated, accrued, and unpaid dividends to the redemption date. The first scheduled cash dividend payment of $153,450 for the period from date of initial issuance to September 1, 1994 was paid on the same date; thereafter, cash dividends are payable quarterly on December 1, March 1, June 1, and September 1 of each year. During 1996 and 1995, the Corporation converted 15,260 and 20,053 shares, respectively, of Series A preferred stock, and 3,550 and -0- shares, respectively, of Series B preferred stock into 41,423 and 43,876 shares, respectively, of common stock.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(15) REGULATORY CAPITAL
     ------------------

The Financial Institutions Reform, Recovery and Enforcement Act imposes stringent capital requirements upon savings institutions (institutions). The capital standards require institutions to have minimum regulatory tangible capital equal to 1.5 percent of tangible assets, minimum core capital of not less than 3 percent of adjusted tangible assets, and risk-based capital of not less than 8 percent of risk-weighted assets. In conjunction with the risk-based capital requirement, the Office of Thrift Supervision (OTS) has assigned risk-weighting factors to all assets and certain commitments which are to be utilized in computing the amount of required capital.

     The Federal Deposit Insurance Corporation Improvement Act (FDICIA) was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting, and operations.

     The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

     To be considered "well capitalized," an institution must generally have a leverage capital ratio of at least 5 percent, a Tier 1 risk-based capital ratio of at least 6 percent, and a total risk-based capital ratio of at least 10 percent.

     Associations whose deposits are insured by the SAIF are required to comply with certain minimum regulatory capital requirements. If the Association fails to meet its minimum requirements, the Office of Thrift Supervision (OTS) may take such actions as it deems appropriate to protect the deposit insurance fund, the Association and its depositors, and investors. Such actions may include various operating restrictions, limitations on liability growth, limitations on deposit account interest rates, and investment restrictions. In measuring their compliance with the regulatory capital requirements, savings associations must exclude from tangible, core, and risk-based capital (i) the effect of any unrealized gains or losses on securities available for sale, and (ii) goodwill; and may add to risk-based capital any general loan loss allowances, up to 1.25 percent of risk-weighted assets.

     At December 31, 1996 and 1995, the Corporation was in compliance with all of the current applicable regulatory capital requirements as set forth below (in thousands):

                                                                                                Tier 1              Total
                                                                              Core/              Risk-              Risk-
                                                        Tangible           Leverage              Based              Based
                                                         Capital            Capital            Capital            Capital
                                                         -------            -------            -------            -------

December 31, 1996
  Retained earnings                                  $    71,184             71,184             71,184             71,184
  Net unrealized loss on securities available
    for sale, net of tax                                   1,445              1,445              1,445              1,445
  Goodwill                                                (4,393)            (4,393)            (4,393)            (4,393)
                                                     -----------        -----------        -----------        -----------
  Equity capital                                          68,236             68,236             68,236             68,236
  General valuation allowances                                 -                  -                  -              2,646
  Nonincludable assets                                         -                  -                  -                  -
                                                     -----------        -----------        -----------        -----------
  Regulatory capital                                      68,236             68,236             68,236             70,882
                                                     -----------        -----------        -----------        -----------
  Adjusted total assets                                1,063,505          1,063,505                  -                  -
                                                     -----------        -----------
  Risk-weighted assets                                                                         614,791            614,791
                                                                                           -----------        -----------
  Capital ratio                                             6.42%              6.42%             11.10%             11.53%
  Regulatory requirement                                    1.50%              3.00%                 -               8.00%
  Regulatory capital category
    Well capitalized - equal to or greater than                                5.00%              6.00%             10.00%

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         Tier 1             Total
                                                                          Core/           Risk-             Risk-
                                                      Tangible         Leverage           Based             Based
                                                       Capital          Capital          Capital           Capital
                                                       -------          -------          -------           -------

December 31, 1995
  Retained earnings                                  $  64,506           64,506           64,506           64,506
  Net unrealized loss on securities available
    for sale, net of tax                                  (138)            (138)            (138)            (138)
  Goodwill                                              (2,574)          (2,574)          (2,574)          (2,574)
                                                     ---------        ---------        ---------        ---------
  Equity capital                                        61,794           61,794           61,794           61,794
  General valuation allowances                               -                -                -            2,608
  Nonincludable assets                                       -                -                -                -
                                                     ---------        ---------        ---------        ---------
  Regulatory capital                                    61,794           61,794           61,794           64,402
                                                     ---------        ---------        ---------        ---------
  Adjusted total assets                                936,299          936,299                -                -
                                                     ---------        ---------
  Risk-weighted assets                                       -               -           443,664          443,664
                                                                                       ---------        ---------
  Capital ratio                                           6.60%            6.60%           13.93%           14.52%
  Regulatory requirement                                  1.50%            3.00%               -             8.00%
  Regulatory capital category
    Well capitalized - equal to or greater than                            5.00%            6.00%           10.00%




 Under current regulations, the Association is not permitted to pay dividends to the Corporation if its regulatory capital is reduced below regulatory capital requirements. As a "Tier 1" institution (an institution with capital in excess of its fully phased-in capital requirements, both immediately before the proposed capital distribution and on a pro forma basis after giving effect to such distribution), the Association may make capital distributions, after prior notice to the OTS, in any calendar year, up to 100 percent of its net earnings to date during such calendar year plus the amount that would reduce by one-half its capital surplus ratio at the beginning of the calendar year. The Corporation received $-0- million and $10.0 million in dividends from the Association during 1996 and 1995, respectively. At December 31, 1996 and 1995, the Association had total capital of $71.2 million and $64.4 million, respectively, of which $7.4 million and $8.3 million, respectively, was available for distribution to the Corporation in accordance with OTS guidelines.

     Retained earnings at December 31, 1996 includes approximately $3,600,000 for which no provision for federal income taxes has been made. This amount represents allocations of income during years prior to 1988 to bad debt deductions for tax purposes only. These qualifying and nonqualifying base year reserves and supplemental reserves will be recaptured into income in the event of certain distributions and redemptions. Such recapture would create income for tax purposes only, which would be subject to the then current corporate income tax rate. Recapture would not occur upon the reorganization, merger, or acquisition of the Association, nor if the Association is merged or liquidated tax-free into a bank or undergoes a charter change. If the Association fails to qualify as a bank or merges into a nonbank entity, these reserves will be recaptured into income.

     The favorable reserve method currently afforded to thrifts is repealed for tax years beginning after December 31, 1995. Large thrifts must switch to the specific charge-off method of Section 166. In general, a thrift is required to recapture the amount of its qualifying and nonqualifying reserves in excess of its qualifying and nonqualifying base year reserves. As the Association has previously provided deferred taxes on the recapture amount, no additional financial statement tax expense should result from this new legislation.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



    (16) STOCK OPTION PLANS
         ------------------

     The Corporation has a Stock Option and Incentive Plan (Stock Option Plan) under which shares of common stock are reserved for issuance in connection with options or other rights granted by the Board of Directors. Under the terms of the Stock Option Plan, options to purchase shares are granted to key employees at not less than the fair market value of the shares at the date of grant. The options are generally exercisable beginning three years after the date of grant and expire ten years from the date of grant. The Stock Option Plan also allows stock appreciation rights, restricted stock, and other rights to be granted. The following table summarizes data concerning the Stock Option Plan:




                                                                Year Ended December 31,
                                                   1996                       1995                     1994

                                                  Weighted                  Weighted                 Weighted
                                                   Average                   Average                  Average
                                       Number     Exercise        Number    Exercise       Number    Exercise
                                    of Shares        Price     of Shares       Price    of Shares       Price
                                    ---------     --------     ---------    --------    ---------    --------

       Outstanding at
         beginning of year            182,666                    130,338                   75,003
       Granted                        104,500       $ 28.03       53,625    $  18.41       57,777     $ 16.06
       Forfeited                       (5,927)            -         (303)          -         (917)          -
       Exercised                      (19,929)      $ 28.10         (994)   $   7.48       (1,525)    $  4.55
                                      --------      -------      -------    --------     --------     -------
       Outstanding at
         end of year                  261,310                    182,666                  130,338
                                      -------                    -------                  -------
       Exercisable at
         end of year                   54,898                     36,137                   30,322
                                      -------                    -------                  -------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following table summarizes the status of the options outstanding at December 31, 1996:

                                                                                         Weighted
                                                                      Weighted            Average
                                  Range of                             Average          Remaining
              Date      Options   Exercise        Expiration          Exercise        Contractual
       Exercisable  Outstanding      Price              Date             Price               Life
       -----------  -----------      -----              ----             -----               ----

     June 15, 1990        2,546     $ 3.46     June 15, 1997              0.03             0.0045
     June 20, 1991        3,429       2.73     June 20, 1998              0.04             0.0195
     June 19, 1992        6,819       3.96     June 19, 1999              0.10             0.0652
     June 19, 1993        5,492       4.05     June 19, 2000              0.09             0.0739
     June 18, 1994        6,115       4.55     June 18, 2001              0.11             0.1060
     June 16, 1995        4,000       7.48     June 16, 2002              0.11             0.0847
     June 15, 1996       26,497      14.05     June 15, 2003              1.42             0.6639
     June 21, 1997       52,314      16.06     June 21, 2004              3.22             1.5176
     June 14, 1998       30,250      18.41     June 14, 2005              2.13             0.9927
     June 20, 1998       17,598      18.41     June 20, 2005              1.24             0.5786
     July 31, 1998        2,750      18.41     July 31, 2005              0.19             0.0916
      May 29, 1999       25,500      25.00      May 29, 2006              2.44             0.9314
     June 13, 1999       71,000      28.25     June 13, 2006              7.68             2.6046
     Nov. 21, 1999        7,000      37.00     Nov. 21, 2006              0.99             0.2688
                        -------                                        -------             ------
                        261,310                                        $ 19.79             8.0031 years



     Of the original 375,140 shares restricted for the Stock Option Plan, there were 94,722 shares available for future grant at December 31, 1996.

     On April 21, 1994, the shareholders of the Corporation adopted a Non-Employee Director Stock Option Plan (Director Plan) for the non-employee directors who were serving on the Corporation's Board of Directors. The Director Plan authorizes the grant of nonstatutory options for the directors' purchase of 151,250 shares of common stock. Each member of the Board of Directors who was not an officer or employee of the Corporation was granted a one-time, nonqualified option to purchase 3,781 shares at the exercise price of $16.03 per share, the price of the stock at the date of grant. The options expire upon the earlier of ten years following the date of grant, three months following the date of death, or on the date the optionee ceases to be a director for any reason other than death. Of the original 151,250 shares restricted for the Director Plan, there were 112,290 shares available for future grant at December 31, 1996. The following table summarizes data concerning the Director Plan.



Year Ended December 31,

                              1996                                1995                               1994
                    -------------------------------    --------------------------------    ------------------------------
                    Number of      Weighted Average    Number of       Weighted Average    Number of     Weighted Average
                       Shares        Exercise Price       Shares        Exercise Price        Shares       Exercise Price
                    ---------      ----------------    ---------       -----------------   ----------    ----------------
Outstanding at
  beginning of year    32,360                     -       23,890                     -            -                     -
Granted                 6,600               $ 21.36        8,470                $15.18       23,890                $16.03
Forfeited                   -                     -            -                     -            -                     -
Exercised              (2,420)                15.34            -                     -            -                     -
                      -------                ------       ------                             ------
Outstanding at
     end of year       36,540                             32,360                             23,890
                       ======                             ======                             ======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions made: risk free interest rate of 6.25 percent; divident yield of 1.78 percent; expected lives of 10 years for options; and volatility of 39 percent.

     The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its Stock Option Plan and Non-Employee Director Stock Option Plan. Had compensation cost for the Corporation's two stock-based compensation plans been determined consistent with FASB Statement No. 123, the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):



                                          1996                       1995

                                      As         Pro              As         Pro
                                Reported       Forma        Reported       Forma
                                --------       -----        --------       -----

Net income                        $9,850       9,412            9,446      9,209
Primary earnings per share          2.28        2.16             2.31       2.24
Fully diluted earnings
     per share                      1.78        1.70             1.78       1.73



     Restricted stock is awarded to key employees who are determined by a committee of disinterested directors of the Corporation. Terms and conditions under which stock is restricted, are also determined by the committee. During 1996, the Corporation granted 45,000 in restricted stock awards. The stock vests at a rate of 20% per year, commencing on January 31, 1997, and on each January 31 through January 31, 2001, provided that the Corporation attains a return on average equity of 15% or greater in the immediately preceeding year. The Corporation did not meet the return on equity goal for 1996, as such no compensation and expense was recorded relating to the awards during the year ended 12/31/96.


(17) Employee Benefit Plans
     ----------------------

     The Association has a noncontributory defined benefit pension plan (Pension
Plan) under which employees, depending on age and service, are eligible for participation. It is the Corporation's policy to fund pension costs as accrued. At December 31, 1996, the Pension Plan was terminated, and the benefit obligations for the Association's employees were transferred to the 401(k) savings and investment plan. There was no significant loss incurred as a result of the termination of the Pension Plan.

     The following table sets forth the Pension Plan's funded status and amount recognized in the Corporation's consolidated statements of financial condition (in thousands):

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                December 31,
                                                                              1996         1995
                                                                              ----         ----
Actuarial present value of benefit obligations
     Accumulated benefit obligation, including vested
     benefits of $2,409 and $2,371, respectively                             $2,592        2,512
                                                                             ======        =====
     Projected benefit obligation                                            $3,176        3,135

Plan assets at fair value                                                     2,736        2,533
                                                                             ------        -----
Plan assets less than projected
     benefit obligation                                                        (440)        (602)
Unrecognized net loss subsequent to transition                                  582          797
Unrecognized prior service costs                                               (260)        (293)
Unrecognized net assets being recognized over
     employees' average remaining service life                                  (77)        (104)
                                                                             ------        -----
Accrued pension expense                                                      $ (195)        (202)
                                                                             ======        =====

Net periodic pension expense included the following components (in thousands):

                                                                     Year Ended December 31,
                                                                  1996         1995         1994
                                                                  ----         ----         ----
Service cost                                                     $ 147          140          131
Interest cost on projected benefit obligation                      218          219          204
Actual return on plan assets                                      (188)        (181)        (165)
Net total of other components                                      (34)         (45)          (3)
                                                                 -----         ----         ----
Net periodic pension expense                                     $ 143          133          167
                                                                 =====         ====         ====

Significant assumptions used in determining Pension Plan obligations and net periodic pension expense are as follows:

                                                                 Year Ended December 31,
                                                                  1996         1995         1994
                                                                  ----         ----         ----
Expected long-term rate of return on assets                       7.50%        8.00%        7.50%
Weighted average discount rate                                    7.25         7.25         7.00
Rate of increase in future compensation                           4.50         4.50         5.00





     The Association's voluntary 401(k) savings and investment plan (401(k)
Plan), covers substantially all employees with at least one year of service. Under the 401(k) Plan, the Association matches 50 percent of employee contributions up to 4 percent of the employee's gross monthly salary. Employee contributions are invested by the trustees in four investment funds as directed by the employee. Vesting is immediate. Expenses recorded for the 401(k) Plan totaled $100,000, $60,000, and $54,000 in 1996, 1995, and 1994, respectively.

     MCi also has a profit-sharing plan which covers substantially all of its employees. MCi's contributions to the plan are at the discretion of the board of directors and are expensed in the year to which the contributions relate. Approximately $388,000 was recognized as an expense pertaining to this plan for the year ended December 31, 1996.

     The Corporation does not provide any postretirement benefits that are subject to the provisions of SFAS No. 106, Employers' Accounting for Post-Retirement Benefits Other Than Pensions. The FASB has also issued SFAS No. 112, Employers' Accounting for Postemployment Benefits; the Corporation does not provide any postemployment benefits that are subject to this standard.

(18) Federal Income Taxes
     --------------------

     The components of the income tax provision are as follows (in thousands):

                                                                  December 31,
                                                          1996       1995       1994
                                                          ----       ----       ----
Current federal income taxes                             $  874      4,516      3,737
Current state and local income taxes                        283          -          -
Deferred federal income taxes                             4,727        430        753
                                                         ------      -----      -----
Applicable income tax expense                             5,884      4,946      4,490
Deferred federal tax expense (benefit) on unrealized
     losses on securities available for sale               (622)        79     (1,388)
                                                         ------      -----      -----
                       Total                             $5,262      5,025      3,102
                                                         ======      =====      =====

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A reconciliation of the amount of expected income tax expense using the federal corporate statutory rate and the actual income tax expense follows (in thousands):

                                                               Year Ended December 31,

                                             1996                        1995                           1994
                                             ----                        ----                           ----

                                                            % of                 % of                    % of
                                                          Pretax               Pretax                  Pretax
                                             Amount     Earnings   Amount    Earnings    Amount      Earnings
                                             ------     --------   ------    --------    ------      --------

Tax at statutory rate                       $ 5,507         35.0%   5,037        35.0%    4,729         35.0%
Increase (decrease) in taxes
     resulting from
     State & local income taxes,
         net of federal  benefit                184          1.1        -          -          -            -
     Goodwill amortization                      148          1.0        -          -          -            -
     Miscellaneous items, net                    45           .3      (91)        (.6)     (239)        (1.7)
                                            -------      -------    -----        ----     -----         -----

       Total tax expense                    $ 5,884         37.4%   4,946        34.4%    4,490         33.3%
                                            =======      =======    =====        ====     =====         ====

The net tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                                                    December 31,
                                                                  1996        1995
                                                                  ----        ----

Deferred tax assets
     Loan loss reserves                                         $  758         163
     Deferred loan fees net of costs                                 -         647
     Basis differences-- fixed assets                              367           -
     Other assets                                                  328         339
                                                                ------      ------

     Total gross deferred tax assets                             1,453       1,149
                                                                ------      ------

Deferred tax liabilities
Unrealized gain on loans and securities available for sale         594          79
FHLB stock dividends                                             1,438       1,067
Originated servicing rights                                        526           -
Depreciation                                                         -         120
Deferred loan fees net of costs                                  3,030         488
Tax bad debt reserves over base year reserves                      654           -
Deferred gain on sale of loans                                     535           -
Other net liabilities                                               13           5
                                                                ------      ------

Total gross deferred tax liabilities                             6,790       1,759
                                                                ------      ------

Net deferred tax liability                                      $5,337         610
                                                                ======      ======




     No valuation allowance for deferred tax assets was recorded as of December 31, 1996 and 1995, as management believes that the amounts representing future deferred tax benefits will more likely than not be recognized since the Corporation is expected to have sufficient taxable income to allow for utilization of the future deductible amounts.

(19) Fair Value of Financial Instruments
     -----------------------------------

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Corporation using information provided by the OTS, available market information, and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying value and estimated fair value of the Corporation's financial instruments are as follows (in thousands):

                                                             December 31,
                                                1996                            1995
                                                ----                            ----
                                       Carrying       Estimated        Carrying       Estimated
                                         Amount      Fair Value          Amount      Fair Value
                                       --------      ----------        --------      ----------
FINANCIAL ASSETS
Cash and cash equivalents            $   35,012          35,012          27,483          27,483
Investment securities
     Available for sale                  47,763          47,763          41,953          41,953
     Held to maturity                     6,247           6,238           3,795           3,737
Mortgage-backed securities
     Available for sale                  93,785          93,785         174,974         174,974
     Held to maturity                    78,737          77,720          86,147          85,847
Retained interest                         6,491           6,491
Loans held for sale                      87,071          87,216          36,664          37,121
Loans receivable                        669,697         667,714         544,396         555,206
Accrued interest receivable               6,069           6,069           6,284           6,284
Stock in Federal Home Loan Bank
     of Cincinnati                       17,485          17,485          14,172          14,172
                                     ----------      ----------      ----------      ----------
                                     $1,048,357       1,045,493         935,868         946,777
                                     ==========      ==========      ==========      ==========
FINANCIAL LIABILITIES
Deposits                             $  671,918         692,049         574,041         562,371
Advances from the Federal Home
     Loan Bank                          286,796         286,995         262,072         264,739
     Other borrowings                    25,617          25,617          24,654          24,654
                                     ----------      ----------      ----------      ----------
                                     $  984,331       1,004,661         860,767         851,764
                                     ==========      ==========      ==========      ==========


                                                            December 31,
                                                1996                            1995
                                                ----                            ----
                                       Notional       Estimated        Notional       Estimated
                                         Amount      Fair Value          Amount      Fair Value
                                         ------      ----------          ------      ----------

Unrecognized financial instruments
Commitments to extend credit           $ 15,935              69          14,661            (375)
                                     ==========      ==========      ==========      ==========



CASH AND CASH EQUIVALENTS. The fair value for cash on hand and in other financial institutions is book value (both noninterest and interest-bearing), due to the short maturity of and negligible credit concerns within those instruments.

INVESTMENT SECURITIES. The fair value for investment securities is based on available market quotes. If no market quote is available, fair value is approximated by using the market price of a similar security.

MORTGAGE-BACKED SECURITIES. The fair value for mortgage-backed securities is based upon quoted market prices where available. For mortgage-backed securities not widely traded, the fair value is estimated using quoted market prices for similar securities. Retained Interest. Based on the assumptions used to calculate the retained interest, carrying value is a reasonable estimate of fair value at December 31, 1996.

LOANS HELD FOR SALE. Loans held for sale are generally fixed-rate mortgage loans. The fair value for such loans is based on quoted market prices of securities collateralized by similar loans.

LOANS RECEIVABLE. The fair value of fixed-rate loans and adjustable rate loans is estimated by discounting the projected cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities. For all loans, prepayment assumptions were obtained from the most current market dealer median prepayments published.

ACCRUED INTEREST RECEIVABLE. The carrying amount is a reasonable estimate of fair value.

STOCK IN FEDERAL HOME LOAN BANK OF CINCINNATI. The fair value of FHLB stock is estimated to be equal to par value, as all transactions in such stock are executed at par.

DEPOSITS. The fair value of deposits with no stated maturity (such as noninterest bearing deposits, NOW accounts, savings accounts, and money market accounts) is, by definition, equal to the amount payable on demand (i.e., their carrying amount). The fair value of fixed-rate certificates of deposit is based on the discounted value of cash flows using current rates offered for deposits of similar remaining maturities. The fair value of core deposits does not include the benefits commonly referred to as a core deposit intangible resulting from low-cost funding compared to the cost of borrowing funds in the financial markets, nor is such benefit recorded as an intangible asset on the consolidated statements of financial condition.

BORROWINGS. The fair value of adjustable rate borrowings that reprice frequently is approximately their carrying value. The fair value of long-term borrowings is calculated based on the discounted value of contractual cash flows, using rates currently available to the Corporation for borrowings for debt with similar terms and remaining maturities.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS. The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms, and present creditworthiness of the counterparties.


(20) Selected Quarterly Financial Data (Unaudited)
     ---------------------------------------------


                                                              Year Ended December 31, 1996

(Dollars in thousands, except per share data)    First Quarter Second Quarter   Third Quarter Fourth Quarter
                                                 ------------- --------------   ------------- --------------
Interest and dividend income                          $ 17,271         17,967          18,881         19,440
Interest expense                                        11,025         11,473          12,382         13,168
Provision for losses on loans                               90             90              90             90
Earnings before federal income taxes                     3,890          5,324           1,289          5,231
Net earnings                                             2,552          3,351             782          3,165
Net earnings applicable to common stock                  2,117          2,921             365          2,751
Net earnings per common share
       Primary                                             .63            .80             .10            .75
       Fully diluted                                       .47            .60             .14            .57

                                                                  Year Ended December 31, 1995

                                                 First Quarter Second Quarter   Third Quarter Fourth Quarter
                                                 ------------- --------------   ------------- --------------
Interest and dividend income                          $ 15,336         16,057          16,596         16,933
Interest expense                                         9,260         10,024          10,763         10,999
Provision for losses on loans                            -              -               -              -
Earnings before federal income taxes                     3,610          3,650           3,442          3,690
Net earnings                                             2,352          2,401           2,273          2,420
Net earnings applicable to common stock                  1,897          1,947           1,835          1,981
Net earnings per common share
       Primary                                             .57            .59             .55            .60
       Fully diluted                                       .44            .45             .44            .45


(21) Parent Company
     --------------

Condensed financial information of FirstFederal Financial Services Corp (parent company only) is as follows (dollars in thousands):

                                                                                         December 31,
Condensed Statements of Financial Condition                                           1996         1995
                                                                                      ----         ----
Assets
       Cash on hand and in financial institutions                                   $ 1,784          131
       Investment securities available for sale                                       2,934       11,923
       Investment in subsidiaries, at equity in underlying value of net assets       84,481       64,510
       Other Assets                                                                   2,788            -
                                                                                    -------      -------
                                                                                    $91,987       76,564
                                                                                    =======      =======
Liabilities and shareholders' equity
       Accrued liabilities                                                          $ 6,700           31
       Shareholders' equity                                                          85,287       76,533
                                                                                    -------      -------
                                                                                    $91,987       76,564
                                                                                    =======      =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                    Year Ended December 31,
Condensed Statements of Operations                              1996            1995           1994
                                                                ----            ----           ----
Income
     Interest on investments                                  $    407            240            277
     Dividends from subsidiaries                                 1,000         10,000              -
                                                              --------       --------       --------

          Total income                                           1,407         10,240            277

Expenses                                                           597            194            137
                                                              --------       --------       --------
          Income before equity in undistributed
          income of subsidiaries                                   810         10,046            140

Equity in undistributed income of subsidiaries                   9,040           (600)         8,881
                                                              --------       --------       --------

          Net earnings                                        $  9,850          9,446          9,021
                                                              ========       ========       ========

Condensed Statements of Cash Flows
Cash flows from operating activities
Net earnings                                                  $  9,850          9,446          9,021
Adjustments to reconcile net earnings to net cash
     provided by operating activities
          Change in other assets and liabilities                (1,754)           (81)           (40)
          Equity in undistributed income of subsidiaries        (9,040)           600         (8,881)
                                                              --------       --------       --------

Net cash provided by operating activities                         (944)         9,965            100
                                                              --------       --------       --------

Cash flows from investing activities
Distribution of capital to subsidiaries                              -              -         (5,000)
Purchases of investment securities                              (9,415)       (10,010)        (5,890)
Investment securities sales or maturities                       18,404          4,434          1,750
                                                              --------       --------       --------

Net cash used in investing activities                            8,989         (5,576)        (9,140)
                                                              --------       --------       --------

Cash flows from financing activities
Equity invested in MCi                                         (10,589)             _              _
Issuance of debt from acquisition                                4,000              _              _
Repurchase of common and preferred stock                        (2,381)        (1,746)             -
Proceeds from issuance of stock                                  5,588              -         11,650
Proceeds from common stock transactions                            359             48             82
Cash dividends paid                                             (3,369)        (3,186)        (2,602)
                                                              --------       --------       --------

Net cash provided by (used in)
     financing activities                                       (6,392)        (4,884)         9,130
                                                              --------       --------       --------

Net increase (decrease) in cash and cash equivalents             1,653           (495)            90

Cash and cash equivalents at beginning of year                     131            626            536
                                                              --------       --------       --------

Cash and cash equivalents at end of year                      $  1,784            131            626
                                                              ========       ========       ========

INDEPENDENT AUDITORS' REPORT
----------------------------


The Board of Directors and Shareholders
FirstFederal Financial Services Corp
Wooster, Ohio:

     We have audited the accompanying consolidated statement of financial condition of FirstFederal Financial Services Corp and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Corporation as of December 31, 1995, and for the years ended December 31, 1995 and 1994, were audited by other auditors whose report thereon, dated January 26, 1996, expressed an unqualified opinion on those statements, and referred to the adoption of the provisions of Statements of Financial Accounting Standards Nos. 114, Accounting by Creditors for Impairment of a Loan, and 118, Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures, in 1995.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the 1996 consolidated financial statements referred to above present fairly, in all material respects, the financial position of FirstFederal Financial Services Corp and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, the Corporation adopted the provisions of the Financial Accounting Standards Board's Statements of Financial Accounting Standards Nos. 121, and Accounting and for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, 122, Accounting for Mortgage Servicing Rights, in 1996.

/s/ KPMG Peat Marwick LLP

Cleveland, Ohio
January 27, 1997

                      FIRSTFEDERAL FINANCIAL SERVICES CORP
                               BOARD OF DIRECTORS



                  Steven N. Stein President, Belvedere Corporation, Cincinnati, Ohio
[PHOTO]
                  Gary G. Clark Chairman of the Board, President and Chief Executive Officer FirstFederal Financial Services Corp, Wooster, Ohio

                  Robert F. Belden President, The Belden Brick Company, Canton, Ohio



                  Richard E. Herald retired Chief Executive Officer FirstFederal Financial Services Corp, Wooster, Ohio
[PHOTO]
                  Gust B. Geralis President, Mighty Associates Inc., Medina,
                  Ohio

                  Ronald A. James, Jr. President, Mobile Consultants, Inc., Alliance, Ohio.



                  L. Dwight Douce Executive Vice President, FirstFederal Financial Services Corp, Wooster, Ohio
[PHOTO]
                  Daniel H. Plumly Member, Critchfield, Critchfield & Johnston Ltd., Attorneys at Law, Wooster, Ohio

                  R. Victor Dix President and Publisher of the Wooster Daily Record and Vice President and Director of Wooster Republican Printing Company, Wooster, Ohio


                        SENIOR MANAGEMENT OF SUBSIDIARIES


        [PHOTO]                                             [PHOTO]                                    [PHOTO]

James H. Ditch  Senior Vice President-       L. Dwight Douce  President and Chief             Ronald A. James, Jr.  President,
Lending, First Federal Savings and Loan      Operating Officer, First Federal Savings and     Mobile Consultants, Inc.
Association of Wooster                       Loan Association of Wooster                      Jeff Meek  Executive Vice President,
                                                                                              Mobile Consultants, Inc.
Donald F. DuBois  Senior Vice President,     Gary G. Clark  Chairman and Chief Executive
First Federal Savings and Loan Association   Officer, First Federal Savings and Loan
of Wooster                                   Association of Wooster

Cindy J. Hahn Senior Vice President-         James J. Little  Executive Vice President and
Marketing, First Federal Savings and Loan    Chief Financial Officer, First Federal Savings
Association of Wooster                       and Loan Association of Wooster

Bryan K. Fehr  Senior Vice President-Human
Resources, First Federal Savings and Loan
Association of Wooster

                            Corporate and Shareholder
                                   Information


  CORPORATE AND SHAREHOLDER INFORMATION        Market Makers
                       Corporate Office        The following firms make a market in
                135 East Liberty Street        FirstFederal Financial Services Corp's
                    Wooster, Ohio 44691        Stock:
-------------------------------------------
                   Common Stock Listing        McDonald & Company Securities, Inc.
 FirstFederal Financial Services Corp's        Cleveland, OH
   common stock is traded on the NASDAQ        Everen Securities, Inc.
    Stock Market under the symbol FFSW.        Chicago, IL
-------------------------------------------    The Ohio Company
                Preferred Stock Listing        Columbus, OH
 FirstFederal Financial Services Corp's        Sandler O'Neill & Partners
Cumulative Convertible Preferred Stock,        New York, NY
Series A, is traded on the NASDAQ Stock        Keefe, Bruyette & Woods, Inc.
     Market under the symbol FFSWP. The        New York, NY
   Corporation's Cumulative Convertible        ------------------------------------------
   Preferred Stock, Series B, is traded        Investor Relations
                 under the symbol FFSWO        Connie S. Strock, Vice President
-------------------------------------------    1-800-833-7111 or 330-264-8001
                           Transfer Agent      ------------------------------------------
                                               Form 10-K
  ChaseMellon Shareholder Services, L.L.C      A copy of Form 10-K is available without
                                               charge upon written request to:
                           Pittsburgh, PA      FirstFederal Financial Services Corp,
-------------------------------------------    Investor Relations Department,
                     Independent Auditors      P.O. Box 385, Wooster, OH  44691
                   KPMG Peat Marwick, LLP      ------------------------------------------
                            Cleveland, OH      Dividend Reinvestment
-------------------------------------------    A plan is available to common
                        Corporate Counsel      shareholders whereby they may acquire
Critchfield, Critchfield & Johnston, Ltd.      additional shares free of commissions and
                              Wooster, OH      fees.  For information, contact:
-------------------------------------------    FirstFederal Financial Services Corp,
                          Special Counsel      Investor Relations Department,
          Silver, Freedman & Taff, L.L.P.      P.O. Box 385, Wooster, OH  44691
                           Washington, DC      ------------------------------------------
                                               Annual Meeting
                                               FirstFederal's Annual Meeting of
                                               Shareholders will be held on Wednesday,
                                               April 16, 1997 at 9:00 AM at Black Tie
                                               Affair Conference Center, 50 Riffel Road,
                                               Wooster, OH

                                     Market
                                   Information


Common Stock
------------

     FirstFederal Financial Services Corp's common stock (symbol: FFSW) is traded on the NASDAQ Stock Market. At December 31, 1996, its 3,624,710 outstanding shares were owned by approximately 1,300 shareholders of record. The closing price on December 31, 1996 was $38.875.

Preferred Stock
---------------

     FirstFederal Financial Services Corp's 7% Cumulative Convertible Preferred Stock, Series A (symbol: FFSWP) began trading on the NASDAQ Stock Market on October 9, 1992. At December 31, 1996, there were 498,287 shares outstanding which were held by approximately 200 shareholders of record. The closing price on December 31, 1996 was $89.50.

FirstFederal Financial Services Corp's 6 1/2% Cumulative Convertible Preferred Stock, Series B (symbol: FFSWO) began trading on the NASDAQ Stock Market on June 24, 1994. At December 31, 1996, there were 479,327 shares outstanding which were held by approximately 150 shareholders of record. The closing price on December 31, 1996 was $50.50.


           High and low stock prices for each quarter of 1995 and 1996 were:

                              Common Stock              Preferred Stock Series A          Preferred Stock Series B
-------------------------------------------------------------------------------------------------------------------
                       High      Low       Dividend    High       Low      Dividend      High       Low    Dividend
-------------------------------------------------------------------------------------------------------------------

         1995

       1st Qtr.      $18.18     $15.91       $.10     $40.25     $36.00     $.4375     $27.00     $26.00     $.4063
       2nd Qtr.      $19.09     $15.80       $.11     $45.00     $38.50     $.4375     $27.00     $26.00     $.4063
       3rd Qtr.      $19.09     $18.18       $.11     $52.25     $42.50     $.4375     $28.00     $26.25     $.4063
       4th Qtr.      $22.73     $21.14       $.11     $53.00     $50.00     $.4375     $30.00     $27.00     $.4063
-------------------------------------------------------------------------------------------------------------------

        1996

       1st Qtr.      $23.41     $21.82       $.11     $55.00     $52.00     $.4375     $30.00     $28.00     $.4063
       2nd Qtr.      $29.25     $22.50       $.12     $66.75     $53.00     $.4375     $39.00     $28.50     $.4063
       3rd Qtr.      $31.50     $29.25       $.12     $74.00     $66.50     $.4375     $41.63     $37.00     $.4063
       4th Qtr.      $40.00     $30.25       $.12     $89.50     $72.50     $.4375     $50.88     $40.75     $.4063
-------------------------------------------------------------------------------------------------------------------


       Market prices and dividend per share information have been adjusted to reflect the 10% common stock dividend effective May 22, 1995 and the 10% common stock dividend effective May 22, 1996.