Form 10-K405, Exhibit 13
period 1997-12-31
FIRST FEDERAL FINANCIAL SERVICES CORP
filed 1998-03-30
CIK 846814

                                                                      Exhibit 13

FIRSTFEDERAL FINANCIAL SERVICES CORP AND SUBSIDIARIES
SELECTED FINANCIAL DATA

----------------------------------------------------------------------------------------------------------------------------------
December 31 ($000's except per share data)                     1997            1996            1995             1994          1993
==================================================================================================================================
OPERATING DATA
Net interest income                                         $30,543         $25,511         $23,876          $22,727       $20,191
Net income                                                   14,448           9,850           9,446            9,021         9,739
Net income applicable to common stock                        12,864           8,154           7,660            7,657         8,733

PER COMMON SHARE DATA
Basic earnings per share                                      $2.59           $1.82           $1.85            $1.86         $2.13
Diluted earnings per share                                     1.96            1.43            1.42             1.43          1.67
Dividends paid per common share                                0.43            0.38            0.34             0.31          0.23
Dividend payout ratio, including preferred dividends          25.65%          34.20%          33.73%           28.84%        20.16%

END OF PERIOD FINANCIAL CONDITION DATA
Total assets                                             $1,457,415      $1,080,383        $947,270         $835,667      $682,639
Net loans and leases                                        914,356         669,697         581,060          478,576       381,241
Deposits                                                    981,675         671,918         574,041          502,527       453,821
Borrowings including advances                               347,243         312,413         286,726          258,171       168,379
Shareholders' equity                                        104,735          85,287          76,533           69,246        53,673

SELECTED FINANCIAL RATIOS
Return on average assets                                       1.14%           0.95%           1.07%            1.21%         1.57%
Return on average shareholders' equity                        15.14           12.20           12.90            14.17         19.62
Shareholders' equity to total assets                           7.19            7.89            8.08             8.29          7.86
Net interest margin                                            2.62            2.60            2.78             3.17          3.40
Total nonperforming assets to total assets                     0.32            0.39            0.20             0.43          0.58
Allowance for loan losses to nonperforming assets            119.07           69.91          158.41            89.62        114.69
==================================================================================================================================

See accompanying Consolidated Financial Statements and notes. Non-recurring expenses of $1.2 million ($1 million after tax) reflecting Summit Bank acquisition transaction costs were recorded in 1997. Non-recurring expenses of $3.3 million ($2.2 million after tax) were recorded in 1996 for the one-time assessment to recapitalization the Savings Association Insurance Fund.

MARKET INFORMATION

COMMON STOCK
The Corporation's common stock is traded on the NASDAQ Stock Market. At December 31, 1997, its 6,725,535 outstanding shares were owned by approximately 1,800 shareholders of record. The closing price on December 31, 1997 was $44.00. The Corporation's current trading symbol remains "FFSW."

PREFERRED STOCK
The Corporation's 6 1/2% Cumulative Convertible Preferred Stock, Series B, is traded on the NASDAQ Stock Market. At December 31, 1997 there were 429,892 shares outstanding which were held by approximately 85 shareholders of record. The closing price on December 31, 1997 was $74.00. For its preferred stock, The Corporation's trading symbol remains "FFSWO." The Corporation's 7% Cumulative Convertible Preferred Shares, Series A, has been redeemed by the Corporation; the Series A shares had been traded under the symbol "FFSWP."

HIGH AND LOW STOCK PRICES

-----------------------------------------------------------------------------------------------------------------------------------
                         COMMON STOCK                       PREFERRED STOCK SERIES A                 PREFERRED STOCK SERIES B
               High           Low        Dividend        High         Low         Dividend      High         Low          Dividend
===================================================================================================================================
1997
1st  Qtr.       $31.40         $28.90        $0.10        $92.94       $85.00       $0.4375     $51.75        $47.50        $0.4063
2nd  Qtr.       $42.00         $26.80        $0.11       $123.00       $78.50       $0.4375     $66.00        $43.50        $0.4063
3rd  Qtr.       $43.00         $40.25        $0.11           N/A          N/A           N/A     $69.50        $65.00        $0.4063
4th  Qtr.       $48.13         $41.00        $0.11           N/A          N/A           N/A     $82.00        $68.00        $0.4063

1996
1st  Qtr.       $18.73         $17.46        $0.09        $52.00       $52.00       $0.4375     $30.00        $28.00        $0.4063
2nd  Qtr.       $23.40         $18.00        $0.09        $66.75       $53.00       $0.4375     $39.00        $28.50        $0.4063
3rd  Qtr.       $25.20         $23.40        $0.10        $74.00       $66.50       $0.4375     $41.63        $37.00        $0.4063
4th  Qtr.       $32.00         $24.20        $0.10        $89.50       $72.50       $0.4375     $50.88        $40.75        $0.4063
===================================================================================================================================

Market prices and dividends per share information on common stock have been adjusted to reflect the 10% stock dividend effective May 22, 1996, and the 25% stock dividend effective May 22, 1997.

                               Exhibit 13, Page 1

FIRSTFEDERAL FINANCIAL SERVICES CORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------------------------------------
December 31: ($000's)                                                                            1997                     1996
==============================================================================================================================
ASSETS:
------------------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                                   $    32,323              $    26,012
Securities available for sale                                                                 253,809                  165,524
Securities held to maturity(a)                                                                 70,959                   84,984
Other short term investments                                                                   19,216                    9,000
Loans held for sale                                                                            86,955                   88,982
Loans and leases:
     Residential mortgage loans                                                               506,113                  534,046
     Commercial loans                                                                          45,293                    4,850
     Commercial mortgage loans                                                                 72,001                   17,370
     Commercial lease financing                                                                41,909                       --
     Finance contracts                                                                          4,585                       --
     Manufactured housing loans                                                               110,827                   38,840
     Consumer loans                                                                           139,166                   77,507
     Allowance for credit losses                                                               (5,538)                  (2,916)
------------------------------------------------------------------------------------------------------------------------------
     Net loans and leases                                                                     914,356                  669,697
Premises and equipment, net                                                                    15,942                   10,386
Intangible assets                                                                              32,062                   10,572
Other assets                                                                                   31,793                   15,226
------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                               $1,457,415               $1,080,383
==============================================================================================================================
LIABILITIES:
------------------------------------------------------------------------------------------------------------------------------
Deposits:
     Non-interest bearing demand                                                         $     47,574             $     21,268
     Interest checking                                                                        129,577                   64,863
     Savings                                                                                  158,370                  143,382
     Money market                                                                              34,881                   14,464
     Certificates of $100,000 or more                                                         164,349                   82,122
     Certificates and other time deposits                                                     446,924                  345,819
------------------------------------------------------------------------------------------------------------------------------
     Total deposits                                                                           981,675                  671,918
Short term borrowings                                                                          98,032                   93,265
Long term borrowings                                                                          249,211                  219,148
Other liabilities                                                                              23,762                   10,765
------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                           1,352,680                  995,096
------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
------------------------------------------------------------------------------------------------------------------------------
Preferred stock(b)                                                                              9,917                   22,693
Common stock(c)                                                                                 7,070                    4,053
Additional paid-in capital                                                                     44,584                   29,568
Retained earnings                                                                              45,249                   32,756
Treasury stock, at cost                                                                        (1,751)                  (2,637)
Securities equity valuation account                                                              (334)                  (1,146)
------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                    104,735                   85,287
------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                 $1,457,415               $1,080,383
==============================================================================================================================

(a)  Market value $71,059 in 1997 and $83,958 in 1996.
(b) Preferred stock, no par value; authorized 1,500,000 shares; Series B 429,892 and 479,327 issued and outstanding, respectively. Series A 498,287 issued and outstanding in 1996.
(c) Common stock, $1.00 par value; authorized 20,000,000 shares; 6,725,535 (net of 343,580 treasury shares) and 4,530,887 (net of 535,605 treasury shares), respectively.

See accompanying notes to consolidated financial statements.


                               Exhibit 13, Page 2

FIRSTFEDERAL FINANCIAL SERVICES CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

----------------------------------------------------------------------------------------------------------------------------
For the years ended December 31: ($000's except per share data)                          1997             1996          1995
============================================================================================================================
INTEREST INCOME:
----------------------------------------------------------------------------------------------------------------------------
 Loans and leases                                                                     $68,481          $56,274       $42,841
 Securities available for sale                                                         15,288           11,554        12,895
 Securities held to maturity                                                            5,686            5,288         9,084
 Other                                                                                    638              443           102
----------------------------------------------------------------------------------------------------------------------------
Total interest income                                                                  90,093           73,559        64,922
----------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
----------------------------------------------------------------------------------------------------------------------------
Interest on deposits:
     Interest checking                                                                  1,701            1,192           942
     Savings                                                                            4,355            4,069         3,863
     Money market                                                                       1,043              483           424
     Certificates of $100,000 or more                                                   6,190            4,001         2,116
     Certificates and other time deposits                                              22,233           19,398        16,773
----------------------------------------------------------------------------------------------------------------------------
     Total interest on deposits                                                        35,522           29,143        24,118
Short-term borrowings                                                                   6,968            4,915         3,555
Long-term debt                                                                         17,060           13,990        13,373
----------------------------------------------------------------------------------------------------------------------------
Total interest expense                                                                 59,550           48,048        41,046
----------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                                                    30,543           25,511        23,876
Provision for credit losses                                                               842              360       ----
----------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES                                  29,701           25,151        23,876
----------------------------------------------------------------------------------------------------------------------------
NON-INTEREST INCOME
Manufactured housing income                                                            16,001           11,640       ----
Mortgage banking income                                                                 5,168            3,515         2,610
Customer service fee income                                                             4,804            1,854           495
Net securities gains                                                                    1,175              397           384
Other                                                                                   2,137              523           678
----------------------------------------------------------------------------------------------------------------------------
Total non-interest income                                                              29,285           17,929         4,167
----------------------------------------------------------------------------------------------------------------------------
NON-INTEREST EXPENSE:
----------------------------------------------------------------------------------------------------------------------------
Personnel                                                                              16,469           10,938         5,763
Net occupancy expense                                                                   3,097            1,975         1,676
Outside services, data processing and communications                                    3,487            2,344         1,727
Professional fees                                                                       1,593            1,430           899
Amortization of intangibles                                                             1,798            1,119           388
Other                                                                                   7,990            6,199         3,198
Non-recurring expenses (a)                                                              1,209            3,341       ----
----------------------------------------------------------------------------------------------------------------------------
Total non-interest expense                                                             35,643           27,346        13,651
----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                             23,343           15,734        14,392
Provision for income taxes                                                              8,895            5,884         4,946
----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                            $14,448           $9,850        $9,446
============================================================================================================================
Net income applicable to common stock                                                 $12,864           $8,154        $7,660
----------------------------------------------------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE:
     Basic                                                                              $2.59            $1.82         $1.85
     Diluted                                                                            $1.96            $1.43         $1.42
----------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
     Basic                                                                          4,971,619        4,469,970     4,136,379
     Diluted                                                                        7,378,105        6,901,071     6,649,975
============================================================================================================================

(a) Non-recurring expenses in 1997 of $1.2 million reflect acquisition transaction costs of Summit Bank, N.A. and 1996 expenses of $3.3 million reflect a one-time assessment for the recapitalization of the Savings Association Insurance Fund (SAIF).

See accompanying notes to consolidated financial statements.


                               Exhibit 13, Page 3

FIRSTFEDERAL FINANCIAL SERVICES CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Securities
Years ended December 31, 1997, 1996, 1995                Preferred  Common   Paid-In   Retained   Treasury Equity Valuation
($000's except per share data)                              Stock    Stock   Capital   Earnings     Stock       Account       Total
===================================================================================================================================
BALANCE AT JANUARY 1, 1995                               $ 25,123   $3,096  $ 11,140   $ 34,604   $(2,139)     $(2,578)  $  69,246
Net income                                                     --       --        --      9,446        --           --       9,446
Cash dividends:
   Common stock $.34 per share                                 --       --        --     (1,403)       --           --      (1,403)
   Series A preferred stock - $1.75 per  share                 --       --        --       (974)       --           --        (974)
   Series B preferred stock - $1.63 per share                  --       --        --       (809)       --           --        (809)
Proceeds from exercise of common  stock options -
   1,130 shares                                                --       --         2         --         5           --           7
Contribution of 3,076 shares to the  401(k) plan               --       --        --         --        41           --          41
Conversion and redemption of 20,053 Series A
   preferred shares to common shares                         (501)      --       213         --       288           --          --
Purchase of Series A preferred stock - 16,000 shares         (402)      --      (296)        --        --           --        (698)
Purchase of Series B preferred stock - 3,500 shares           (88)      --        (6)        --        --           --         (94)
Purchase of treasury stock - 60,236 shares                     --       --        --         --      (954)          --        (954)
10% common stock dividend                                      --      309     5,257     (5,566)       --           --          --
Unrealized gain on securities available for sale               --       --        --         --        --        2,725       2,725
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                               24,132    3,405    16,310     35,298    (2,759)         147      76,533
Net income                                                     --       --        --      9,850        --           --       9,850
Cash dividends:
   Common stock $.38 per share                                 --       --        --     (1,704)       --           --      (1,704)
   Series A preferred stock - $1.75 per share                  --       --        --       (870)       --           --        (870)
   Series B preferred stock - $1.63 per share                  --       --        --       (795)       --           --        (795)
Proceeds from exercise of common stock options -
   13,523 shares                                               --       --       119         --       139           --         258
Contribution of 5,291 shares to the  401(k) plan               --       --        --         --       101           --         101
Conversion and redemption of 15,260 Series A
   preferred shares to common shares and 3,550
   Series B preferred shares to common shares                (459)      --       198         --       261           --          --
Purchase of Series A preferred  stock - 25,300 shares        (639)      --      (879)        --        --           --      (1,518)
Purchase of Series B preferred stock - 9,900 shares          (341)      --      (143)        --        --           --        (484)
Purchase of treasury stock - 17,589 shares                     --       --        --         --      (379)          --        (379)
Issuance of 384,233 common shares in MCi  acquisition          --      279     5,309         --        --           --       5,588
10% common stock dividend                                      --      369     8,654     (9,023)       --           --          --
Unrealized loss on securities available for sale               --       --        --         --        --       (1,293)     (1,293)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                               22,693    4,053    29,568     32,756    (2,637)      (1,146)     85,287
Net income                                                     --       --        --     14,448        --           --      14,448
Cash dividends:
   Common stock - $.43 per share                               --       --        --     (2,122)       --           --      (2,122)
   Series A preferred stock - $1.75 per share                  --       --        --       (861)       --           --        (861)
   Series B preferred stock - $1.63 per share                  --       --        --       (723)       --           --        (723)
Issuance of 548,949 common shares in Summit acquisition        --      549     4,911      1,499        --          (44)      6,915
Proceeds from exercise of common stock options -
  49,476 shares                                                --       --       325         --       225           --         550
Tax benefit on stock options exercised                         --       --        --        257        --           --         257
Contribution of 2,737 shares to the 401(k) plan                --       --        --         --       133           --         133
Conversion and redemption of 496,249 Series
   A preferred shares to common shares                    (11,539)   1,455     9,991         --        93           --          --
Conversion and redemption of 49,435 Series
   B preferred shares to common shares                     (1,237)      --       802         --       435           --          --
25% common stock dividend                                      --    1,013    (1,013)        (5)       --           --          (5)
Unrealized gain on securities available for sale               --       --        --         --        --          856         856
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                             $  9,917   $7,070  $ 44,584   $ 45,249   ($1,751)       ($334)  $ 104,735
===================================================================================================================================

See accompanying notes to consolidated financial statements.


                               Exhibit 13, Page 4

FIRSTFEDERAL FINANCIAL SERVICES CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------------------------------------
For the Years Ended December 31: ($000's)                                                      1997           1996          1995
================================================================================================================================
OPERATING ACTIVITIES:
--------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                  $14,448         $9,850        $9,446
Adjustments to reconcile net income to net cash provided by operating activities:
     Provision for credit losses                                                                842            360          ----
     Depreciation, amortization and accretion                                                 5,671          2,724         1,240
     Net securities (gains)                                                                  (1,175)          (397)         (384)
     Net gain on sales of loans                                                              (9,706)        (3,882)       (1,451)
     Proceeds from sales of loans held for sale                                             259,199        272,765        88,548
     Origination of loans held for sale                                                    (257,172)      (322,729)     (120,303)
     (Increase) decrease in other assets                                                    (45,343)         7,222        (1,536)
     Increase in other liabilities                                                            4,090            795         4,247
--------------------------------------------------------------------------------------------------------------------------------
NET CASH USED BY OPERATING ACTIVITIES                                                       (29,146)       (33,292)      (20,193)
================================================================================================================================
INVESTING ACTIVITIES:
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from sales of securities available for sale                                         83,766         47,105        47,067
Proceeds from calls, paydowns and maturities of securities available for sale                42,891         71,602        27,728
Purchases of securities available for sale                                                 (216,117)       (68,895)      (70,449)
Purchases of securities held to maturity                                                     (1,417)        (9,638)      (14,209)
Proceeds from maturities of securities held to maturity                                      15,442         14,596        22,070
Increase in other short-term investments                                                    (10,216)          (138)       (7,765)
Increase in loans and leases                                                               (144,780)      (125,223)      (70,135)
Purchases of premises and equipment, net                                                     (5,556)        (3,524)         (491)
Net cash from purchases of subsidiaries and other acquisitions                                2,556           ----          ----
--------------------------------------------------------------------------------------------------------------------------------
NET CASH USED BY INVESTING ACTIVITIES                                                      (233,431)       (74,115)      (66,184)
================================================================================================================================
FINANCING ACTIVITIES:
--------------------------------------------------------------------------------------------------------------------------------
Increase in core deposits                                                                    86,157         71,450        71,514
Acquisition of deposits                                                                     150,800         24,606          ----
Net change in short-term borrowings                                                           4,767         29,789       (26,666)
Net change in long-term debt                                                                 30,063        (5,555)        55,221
Cash dividends paid                                                                          (3,706)        (3,369)       (3,186)
Exercise of stock options                                                                       807            258             7
Purchases of treasury stock                                                                    ----           (379)         (954)
Purchases of preferred stock                                                                     --         (2,002)         (792)
--------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                   268,888        114,798        95,144
================================================================================================================================
INCREASE IN CASH AND DUE FROM BANKS                                                           6,311          7,391         8,767
CASH AND DUE FROM BANKS AT BEGINNING OF YEAR                                                 26,012         18,621         9,854
--------------------------------------------------------------------------------------------------------------------------------
CASH AND DUE FROM BANKS AT END OF YEAR                                                      $32,323        $26,012       $18,621
================================================================================================================================

The Corporation paid Federal income taxes of $6,420, $5,427 and $4,025 in 1997, 1996 and 1995, respectively.

The Corporation paid interest of $58,123, $47,785 and $39,692 in 1997, 1996 and 1995, respectively.

See accompanying notes to consolidated financial statements.


                               Exhibit 13, Page 5

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING
POLICIES

NATURE OF OPERATIONS
     FirstFederal Financial Services Corp ("The Corporation") conducts its principal activities through its banking and non-banking subsidiaries with 29 banking offices located throughout north central Ohio and non-banking facilities in Ohio, Indiana and Virginia doing business in 42 states. Principal activities include commercial and retail banking, investment services and brokering and servicing manufactured housing finance contracts.

BASIS OF PRESENTATION
     The Consolidated Financial Statements include the accounts of FirstFederal Financial Services Corp and its subsidiaries. All material intercompany transactions and balances have been eliminated. Certain prior period data has been reclassified to conform to current period presentation.
     The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

SECURITIES
     Securities are classified as held to maturity, available for sale or trading. Only those securities classified as held to maturity, and which management has the intent and ability to hold to maturity, are reported at amortized cost. Available for sale and trading securities are reported at fair value with unrealized gains and losses, net of related deferred income taxes, included in shareholders' equity or income, respectively. The cost of securities sold is based on the specific identification method.
     Other short term investments consist primarily of interest bearing deposits with the Federal Home Loan Bank of Cincinnati (FHLB).

LOANS AND LEASES
     Interest income on loans is based on the principal balance outstanding. The accrual of interest for commercial, construction and mortgage loans is discontinued when there is a clear indication that the borrower's cash flow may not be sufficient to meet payments as they become due. Such loans are also placed on nonaccrual status when principal or interest is past due ninety days or more, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, all previously accrued and unpaid interest is reversed against income. A loan remains on non-accrual status until the loan is current as to payment of both principal and interest, and/or the borrower demonstrates the ability to pay and remain current.
     Direct loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized over the estimated life of the related loans or commitments as a yield adjustment. Net deferred loan fees or costs related to loans paid off or sold are included in income at the time of sale.
     Income on direct financing leases is recognized on a basis to achieve a constant periodic rate of return on the outstanding investment.
     Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rates or the fair value of the underlying collateral. Impaired loans have been defined as all nonaccrual loans.
     Loans held for sale are valued at the lower of aggregate cost or market value as determined by outstanding commitments from investors or current investor yield requirements and were $86,955,000 and $88,982,000 at December 31, 1997 and 1996 respectively. The Corporation has commitments to sell residential mortgage loans held for sale in the secondary market. Gains and losses on residential mortgage loans sold are recorded at the time of the sale and are recognized as mortgage banking income. Mortgage servicing rights associated with mortgage loans originated and sold, where servicing is retained, are capitalized and amortized over the period of net revenue. The carrying value of such rights is subject to periodic adjustment based upon changing market conditions.
     The Corporation adopted the provisions of SFAS 125, "Accounting and Reporting for transfers and Servicing of Financial Assets and Extinguishments of Liabilities," on January 1, 1997, which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS 125 is based on consistent application of a financial-components approach that focuses on control. Under the financial-components approach, the Corporation recognizes the financial and servicing asset it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS 125 also provides consistent standards for distinguishing transfers of financial assets that are secured borrowings.
     The Corporation records an asset upon sale or securitization of loans with servicing retained and allocates the total cost of loans to the servicing rights and the loans based on their relative fair values. The resulting servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. Servicing rights are assessed for impairment recognized through a valuation allowance. For purposes of measuring impairment, the rights are stratified based on interest rate and original maturity.

ALLOWANCE FOR CREDIT LOSSES
     The allowance is maintained at a level management considers to be adequate to absorb potential loan and lease losses. Credit losses are charged and recoveries are credited to the allowance. Provisions for credit losses are based on management's review of the historical credit loss experience and such other factors which, in management's judgement, deserve consideration under existing economic conditions in estimating potential credit losses.

PREMISES AND EQUIPMENT
     Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed on the straight-line method over the lives of the related leases or useful lives of the related assets, whichever is shorter. Maintenance, repairs and minor improvements are charged to operating expenses as incurred.

INTANGIBLE ASSETS
     Intangible assets, primarily premiums on purchased deposits, are amortized on a straight-line basis generally over a period of up to 15 years. Management reviews intangible assets for possible impairment if there is a significant event that detrimentally affects operations. Impairment is measured using estimates of the future earnings potential of the entity or assets acquired. Amortization of intangible assets was $1.7 million and $1.1 million in 1997 and 1996, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS
     The Corporation has entered into interest rate swap agreements to achieve a lower aggregate borrowing cost on certain fixed-rate long-term borrowings. Net interest expense resulting from the differential between exchanging fixed-rate and floating interest payments is recorded on an accrual basis as an adjustment to the interest expense of the associated liability.
     The Corporation periodically hedges the value of manufactured housing loans held for sale to mitigate the impact on the change

                               Exhibit 13, Page 6
in value on sale of loans due to future fluctuations in interest rates. The contracts are designated as hedges, with gains and losses recorded as basis adjustments to loans held for sale.
      The Corporation does not hold or issue derivative financial instruments for trading purposes.

NET INCOME PER SHARE
     Earnings per share is calculated by dividing net income for the period by the weighted average number of shares of common stock outstanding during the period. The assumed conversion of convertible preferred stock and the exercise of stock options is included in the calculation of diluted earnings per share.
     SFAS No. 128, "Earnings Per Share," was adopted for 1997 with all prior-period earnings per share data restated. The statement requires dual presentation of basic earnings per share and diluted earnings per share on the Consolidated Statements of Income.

STOCK DIVIDEND
     The Corporation's board of directors approved a 25% stock dividend in April 1997 and 10% stock dividend on both May 22, 1996 and May 22, 1995. The consolidated financial statements, notes and other references to share and per share data have been retroactively restated for the stock dividends.

STOCK-BASED COMPENSATION
    SFAS No. 123 "Accounting for Stock-Based Compensation," was adopted January 1, 1996 and encourages, but does not require, adoption of a fair-value-based accounting method for employee stock-based compensation arrangements. The Corporation has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

ACCOUNTING PRONOUNCEMENTS
     SFAS No. 130, "Reporting Comprehensive Income" was issued in June 1997 and is effective for fiscal years beginnings after December 15, 1997. The statement requires additional reporting of items that affect comprehensive income but not net income. Examples relevant to the Corporation include unrealized gains and losses on securities available for sale. This statement will result in additional financial statement disclosures upon adoption.
     SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. The statement requires financial disclosure and descriptive information about reportable operating segments. This statement may result in additional financial statement disclosures upon adoption, however the Corporation does not expect to make material changes to its current segment groupings.
NOTE 2 - SECURITIES
     Securities available for sale as of December 31:

---------------------------------------------------------------
                                         1997
                    -------------------------------------------
                     AMORTIZED  UNREALIZED UNREALIZED  MARKET
($000'S)               COST        GAINS     LOSSES     VALUE
===============================================================
U.S. Government and
agency obligations....  $29,240         $88      ($33)  $29,295
Obligations of states
and political
subdivisions..........    1,967          50       ----    2,017
Agency mortgage-
backed securities.....  167,178         417    (1,127)  166,468
Retained interest in
   securitized assets.   27,023        ----       ----   27,023
Other bonds, notes
and debentures........      894          20        (3)      911
Other securities......   28,043          75       (23)   28,095
---------------------------------------------------------------
Total securities...... $254,345        $650   ($1,186) $253,809
===============================================================


---------------------------------------------------------------
                                      1996
                 ---------------------------------------------
                  Amortized  Unrealized   Unrealized  Market
($000's)            Cost        Gains       Losses     Value
==============================================================
U.S. Government
and agency
obligations........  $45,430          $22      ($129)  $45,323
Agency mortgage-
backed securities..   95,445          244     (1,904)   93,785
Retained interest in
   securitized assets  6,491         ----        ----    6,491
Other bonds, notes
and debentures.....    2,435            9         (4)    2,440
Other securities...   17,485         ----        ----   17,485
--------------------------------------------------------------
Total securities... $167,286         $275    ($2,037) $165,524
==============================================================

     Securities held to maturity as of December 31:

--------------------------------------------------------------
                                      1997
                 ---------------------------------------------
                  AMORTIZED  UNREALIZED   UNREALIZED  MARKET
($000'S)            COST        GAINS       LOSSES     VALUE
==============================================================
U.S. Government
and agency
obligations.........  $4,500           $3       ($31)   $4,472
Obligations of
states and political
subdivisions........   2,906           64        ----    2,970
Agency mortgage-
backed securities...  61,450          424       (385)   61,489
Other securities....   2,103           25        ----    2,128
--------------------------------------------------------------
Total securities.... $70,959         $516      ($416)  $71,059
==============================================================


--------------------------------------------------------------
                                      1996
                 ---------------------------------------------
                  Amortized  Unrealized   Unrealized  Market
($000's)            Cost        Gains       Losses     Value
==============================================================
U.S. Government
and agency
obligations.........  $4,501          $12       ($45)   $4,468
Obligations of
states and political
subdivisions........   1,634           24        ----    1,658
Agency mortgage-
backed securities...  78,737          369     (1,386)   77,720
Other securities....     112         ----        ----      112
--------------------------------------------------------------
Total securities.... $84,984         $405    ($1,431)  $83,958
==============================================================

     The amortized cost and approximate market value of securities at December 31, 1997, by expected actual maturity, are shown in the following table. Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities were estimated based on historical and expected future prepayment trends.

--------------------------------------------------------------
                    AVAILABLE FOR SALE     HELD TO MATURITY
                 ---------------------------------------------
                  AMORTIZED    MARKET     AMORTIZED   MARKET
($000'S)            COST        VALUE        COST      VALUE
==============================================================
Debt securities:
   Under 1 year....  $31,036      $31,122      $3,751   $3,724
   1-5 years.......  155,072      155,094      51,033   50,979
   6-10 years......   52,779       52,464       5,121    5,135
   Over 10 years...   15,458       15,129      11,054   11,221
--------------------------------------------------------------
Total securities... $254,345     $253,809     $70,959  $71,059
==============================================================

     At December 31, 1997 and 1996, securities with a book value of $119,185,000 and $32,800,000, respectively, were pledged to secure short-term borrowings, public deposits, and for other purposes as required or permitted by law. Realized gains and losses respectively were as follows: 1997 - $1,180,000 and ($5,000); 1996 - $731,000 and ($334,000); and 1995 - $504,000 and ($120,000).


                               Exhibit 13, Page 7

NOTE 3 - ALLOWANCE FOR CREDIT LOSSES
     Transactions in the allowance for credit losses for the years ended December 31:

--------------------------------------------------------------
($000's)                           1997       1996       1995
==============================================================
Balance at January 1............  $2,916     $2,994     $3,204
Losses charged off..............    (831)      (454)      (225)
Recoveries of losses
   previously charged off.......     100         16         15
--------------------------------------------------------------
Net charge-offs.................    (731)      (438)      (210)
Provision charged to operations.     842        360      ----
Reserves of acquired businesses    2,511      ----       ----
--------------------------------------------------------------
Balance at December 31..........  $5,538     $2,916     $2,994
==============================================================

      Impaired loan information at December 31:

--------------------------------------------------------------
($000's)                                        1997      1996
==============================================================
Impaired loans with a valuation reserve...... $4,353    $3,590
Valuation reserve on impaired loans..........  2,177     1,795
Average impaired loans....................... $3,972    $2,508
==============================================================

     Cash basis interest income recognized on impaired loans during both years was immaterial.

NOTE 4 - COMMERCIAL LEASE FINANCING
     A summary of the gross investment in commercial lease financing at December 31:

--------------------------------------------------------------
($000's)                                      1997      1996
==============================================================
Direct financing leases....................  $33,695    ----
Operating leases...........................    8,214    ----
--------------------------------------------------------------
Total commercial lease financing...........  $41,909    ----
==============================================================

     The components of the investment in direct financing leases at December 31:

------------------------------------------------------------------
($000's)                                       1997      1996
==================================================================
Rentals receivables..............................$37,182   ----
Estimated residual value of leased assets........  4,628   ----
------------------------------------------------------------------
Gross investment in direct financing leases...... 41,810   ----
Unearned income..................................  8,115   ----
------------------------------------------------------------------
Total net investment in direct financing leases.. $33,695  ----
==================================================================

     At December 31, 1997, the minimum future lease payments receivable for each of the years 1998 through 2002 were $13,600,000, $11,094,000, $8,276,000, and
$5,509,000, and $2,977,000, respectively.

NOTE 5 - PREMISES AND EQUIPMENT
     A summary of premises and equipment at December 31:

--------------------------------------------------------------
                              Estimated
($000's)                     Useful Life         1997    1996
==============================================================
Land and improvements........         ----      $2,147  $1,206
Buildings....................           25      10,472   8,590
Furniture and equipment......  3 to 10 yrs      13,183   7,276
Leasehold improvements.......  5 to 25 yrs       1,212     512
Accumulated depreciation and
amortization.................                  (11,072) (7,198)
--------------------------------------------------------------
Total premises and equipment                   $15,942 $10,386
==============================================================

     Depreciation and amortization expense related to premises and equipment was $2,565,994 in 1997, $1,051,654 in 1996, and $539,371 in 1995.
     The Corporation's subsidiaries have entered into a number of noncancelable lease agreements with respect to premises. A summary of the minimum annual rental commitments under these leases at December 31, 1997, exclusive of taxes and other charges payable under the leases:

--------------------------------------------------------------
($000's)
==============================================================
1998...................................................   $624
1999...................................................    576
2000...................................................    513
2001...................................................    301
2002...................................................    106
2003 and subsequent years..............................    720
--------------------------------------------------------------
Total.................................................. $2,840
==============================================================

     Rental expense for cancelable and noncancelable leases was $361,000 for 1997, $248,000 for 1996 and $119,000 for 1995.

NOTE 6 - SHORT-TERM BORROWINGS
     A summary of short-term borrowings and rates at December 31:

----------------------------------------------------------------
($000's)                             1997     1996      1995
================================================================
FHLB advances:
   Balance........................  $38,802  $67,648    $37,369
   Rate...........................     5.92%    5.98%      5.29%
----------------------------------------------------------------
Securities sold under agreements to repurchase:
   Balance........................  $55,814  $20,402    $24,654
   Rate...........................     5.68%    5.44%      5.85%
----------------------------------------------------------------
Other borrowings:
   Balance........................   $3,416   $5,215     ----
   Rate...........................     8.50%    5.88%    ----
----------------------------------------------------------------
Total short-term borrowings:
   Balance........................  $98,032  $93,265    $62,023
   Rate...........................     5.90%    5.86%      5.51%
================================================================
Average outstanding............... $119,552  $83,198    $84,111
Maximum month-end balance......... $171,353 $124,652   $118,345
Weighted average interest rate....     5.82%    5.63%      5.73%
================================================================

     The market value of securities sold under repurchase agreements, all of which were under the Corporation's control, totaled $60,401,819 at December 31, 1997.
   At December 31, 1997, the Corporation had unused lines of credit of $40,000,000 available to support corporate requirements.

NOTE 7 - LONG-TERM BORROWINGS
     A summary of long-term borrowings at December 31:

--------------------------------------------------------------
($000's)                                        1997      1996
==============================================================
Subordinated debt, 9.125% due 2004.........  $40,500   ----
Federal Home Loan Bank advances............  183,952  $219,148
Other, ranging from 8.0% to 9.6%...........   24,759   ----
--------------------------------------------------------------
Total long-term borrowings................. $249,211  $219,148
==============================================================

     Interest on the subordinated debt is payable semiannually beginning in September 1997, and the debt is redeemable at the option of the Corporation any time after June 30, 2002 until its maturity date of June 30, 2004.
   At December 31, 1997, Federal Home Loan bank (FHLB) advances have rates ranging from 5.10% to 7.57%, with interest payable monthly. The advances are secured by a blanket lien on first mortgage loans with balances totaling 150 percent of such advances. The FHLB stock also serves as collateral for the advances. Long-term debt is scheduled to mature as follows: $8,946,000 in 1998, $67,736,000 in 1999, $51,077,000 in 2000, $12,300,000 in 2001, $26,709,000 in
2002, and $82,443,000 in 2003 and thereafter.

NOTE 8 - INCOME TAXES
     The Corporation and its subsidiaries file a consolidated Federal income tax return. A summary of applicable income taxes included in the Consolidated Statements of Income follows:


--------------------------------------------------------------
($000's)                              1997        1996    1995
==============================================================
Current U.S. income taxes.......... $2,781        $874  $4,516
State and local income taxes.......    311         283    ----
--------------------------------------------------------------
Total..............................  3,092       1,157   4,516
--------------------------------------------------------------
Deferred U.S. income taxes resulting
from temporary differences.........  5,803       4,727     430
--------------------------------------------------------------


                               Exhibit 13, Page 8

--------------------------------------------------------------
Provision for income taxes..........$8,895      $5,884  $4,946
==============================================================

     Deferred income taxes are included in the caption Other Liabilities in the Consolidated Balance Sheets and are comprised of the following temporary differences at December 31:

------------------------------------------------------------------
($000's)                                           1997       1996
==================================================================
Deferred tax assets:
   Allowance for credit losses.................. $1,870       $758
   Basis differences - fixed assets.............   ----        367
   Other assets.................................    614        328
------------------------------------------------------------------
Total gross deferred tax assets.................  2,484      1,453
------------------------------------------------------------------
Deferred Tax Liabilities:
   Basis difference - leased property...........  3,976       ----
   Unrealized gain on loans and securities
     available for sale.........................    165        594
   FHLB stock dividends.........................  1,985      1,438
   Originated servicing rights..................    887        526
   Deferred loan fees net of costs..............  3,708      3,030
   Tax bad debt reserve over base year reserves.    654        654
   Deferred gain on sale of loans...............  2,066        535
   Basis difference - fixed assets..............    106       ----
   Other net liabilities........................     77         13
------------------------------------------------------------------
Total gross deferred tax liabilities............ 13,624      6,790
------------------------------------------------------------------
Net deferred tax liability..................    $11,140     $5,337
==================================================================

     Management has determined no valuation allowance for deferred tax assets was required at December 31, 1997 or 1996.
     A reconciliation between the statutory U.S. income tax rate and the Corporation's effective tax rate:

--------------------------------------------------------------
                                      1997        1996    1995
==============================================================
Statutory tax rate.................. 35.0%       35.0%   35.0%
Increase (decrease) resulting from:
State and local income taxes net of    0.9         1.1    ----
   federal benefit..................
   Non-deductible merger transaction   0.9        ----    ----
      expenses......................
   Amortization of intangibles......   1.0         1.0    ----
   Other - net......................   0.3          .3    (.6)
--------------------------------------------------------------
Effective tax rate.................. 38.1%       37.4%   34.4%
==============================================================

     Retained earnings at December 31, 1997 includes approximately $3.6 million in allocations of earnings for bad debt deductions of a former thrift subsidiary for which no income tax has been provided. Under current tax law, if the Corporation's subsidiary uses this bad debt reserve for purposes other than to absorb bad debt losses or if it no longer qualifies as a bank or merges into a non-bank entity, the bad debt reserve will be subject to federal income tax at the current corporate rate.

NOTE 9 - MANUFACTURED HOUSING INCOME
     The Corporation, through its subsidiary Mobile Consultants, Inc. (MCi), has sold certain manufactured housing finance contracts (MHF contracts) to various financial institutions while retaining the collection and recovery aspect of servicing. The amount of MHF contracts serviced as described above totaled $430.1 million and $438 million, at December 31, 1997 and 1996, respectively. At the time MCi sells a MHF contract to an unaffiliated financial institution, approximately one third of the fee collected is recorded as a "manufactured housing brokerage fee" and the remaining two thirds of the fee is deposited into escrow accounts and is available to offset potential prepayment or credit losses ("MCi reserves"). The MCi reserves are recognized as "servicing income on brokered MHF contracts" ratably over the MHF contract life based on the present value of the future cash flows of the MCi reserves utilizing assumptions for prepayment and credit losses and a discount rate. The undiscounted balance of the MCi reserves was $46.4 million and $46 million as of December 31, 1997 and 1996, respectively.
     The Corporation's subsidiary, Signal Bank, N.A., purchases MHF contracts from MCi, a portion of which are packaged in asset backed securitizations (ABS pools) and sold to investors. Sales and securitizations of MHF contracts totaled $137.3 million in 1997 and $48.9 million in 1996. At the time of sale, the Corporation records an asset, "retained interest in securitized assets," representing the discounted future cash flows to be received by the Corporation for 1) servicing income from the ABS pool, 2) principal and interest payments on MHF contracts contributed to the ABS pools as a credit enhancement, referred to as over-collateralization and 3) excess interest spread. Excess interest spread represents the difference between interest collected from MHF contract borrowers and interest paid to investors in the ABS pools net of a 60 basis point per annum provision for credit risk and further reduced by the impact of estimated prepayments using 130 MHP. MHP is the manufactured housing industry standard index for prepayment. Prepayment and credit loss assumptions are based on the Corporation's historical experience. Subordinated future cash flows from the ABS pools have been discounted at 10%. The carrying value of retained interest in securitized assets is subject to periodic adjustment based upon potential impairment and changing market conditions. Management periodically reviews the retained interest in securitized assets for possible impairment by comparing actual cash flows received by the Corporation from the ABS pools and actual prepayments and credit losses to the corresponding projections used at the time of sale for each ABS pool. Impairment, if any, is charged to operations. Favorable experience is recognized prospectively as realized. The aggregate amount of ABS pools serviced by the Corporation totaled $186.2 million and $48 million at December 31, 1997 and 1996, respectively, and such amounts are not included in the accompanying Consolidated Financial Statements. Changes in the retained interest in securitized assets for the years ended December 31 were as follows:


--------------------------------------------------------------
($000's)                                       1997       1996
==============================================================
Balance at January 1......................   $6,491       ----
Retained interest from ABS pool sales.....   21,386     $6,500
Amortization..............................    (854)         (9)
--------------------------------------------------------------
Balance at December 31                      $27,023     $6,491
==============================================================

     The portion of retained interest representing future servicing income was $5.7 million at December 31, 1997.

The components of manufactured housing income were as follows:

--------------------------------------------------------------
($000's)                              1997        1996    1995
==============================================================
Gain on sale of ABS pools.......... $5,734      $1,574    ----
Manufactured housing brokerage fees  3,151       6,726    ----
Servicing income on brokered MHF     4,400       3,200    ----
   contracts.......................
Servicing income on ABS pools......  1,399          80    ----
Interest income on retained interest in
   securitized assets..............  1,317          60    ----
--------------------------------------------------------------
     TOTAL MANUFACTURED HOUSING
        INCOME.....................$16,001     $11,640      $0
==============================================================

NOTE 10 - MORTGAGE BANKING INCOME
     The Corporation has sold certain loans to various investors while retaining servicing rights. Loans serviced for others totaled $521 million and $419 million at December 31, 1997 and 1996, respectively, and are not included in the accompanying Consolidated Financial Statements. Changes in mortgage servicing rights, classified on the balance sheet within other assets, for the years ended December 31 were as follows:

--------------------------------------------------------------
($000's)                                       1997       1996
==============================================================
Balance at January 1........................ $1,503       ----
Originated mortgage servicing rights........  1,589     $1,611


                               Exhibit 13, Page 9

Amortization................................  (551)      (108)
--------------------------------------------------------------
Balance at December 31                       $2,541     $1,503
==============================================================

The components of mortgage banking income were as follows:

-----------------------------------------------------------------------
($000's)                                      1997     1996   1995
=======================================================================
Gain on sale of mortgage loans............. $3,972   $2,308 $1,451
Mortgage loan fee income...................    350      500    460
Mortgage servicing fees, net of amortization   846      707    699
-----------------------------------------------------------------------
     TOTAL MORTGAGE BANKING INCOME          $5,168   $3,515 $2,610
=======================================================================

NOTE 11 - STOCK COMPENSATION PLANS
     Options can be granted under the Corporation's Stock Option Plans to key employees and directors of the Corporation and its subsidiaries for up to 1,070,640 shares of the Corporation's common stock. All options granted have up to ten year terms and vest and become fully exercisable at the end of three years of continued employment. A summary of option transactions during 1997, 1996 and 1995:

---------------------------------------------------------------------
                           1997             1996           1995
                    -------------------------------------------------
                             AVERAGE          Average        Average
(Shares in                    OPTION           Option         Option
000's)                SHARES  PRICE    Shares  Price  Shares  Price
=====================================================================
Outstanding
   beginning
   of year........   372,313  $12.48   268,783 $11.48 192,785  $10.25
Exercised.........   (46,762)  11.83   (27,936)  9.25  (1,243)   5.98
Expired...........   (13,175)    ----   (7,409)   ----   (379)   ----
Granted...........   184,837   38.13   138,875  22.10  77,620   14.38
Acquired
   business.......    54,005   13.00     ----    ----    ----    ----
---------------------------------------------------------------------
Outstanding,
   end of year ...   551,218  $22.95   372,313 $12.48 268,783  $11.48
---------------------------------------------------------------------
Exercisable,
   end of year ...   191,534  $11.68   114,298  $9.73  85,636   $9.25
=====================================================================

     As of December 31, 1997, options outstanding have exercise prices between $2.18 and $44.63 and a weighted average remaining contractual life of 7.7 years.
    At December 31, 1997, there were 460,055 incentive options and 91,163 nonqualified options outstanding and 519,422 shares were available for granting additional options.
     Under the 1997 Employee Stock purchase Plan, the Corporation is authorized to issue up to 136, 878 shares of common stock to its full time employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose each year to have up to 10 percent of their annual compensation withheld to purchase the Corporation's common stock. The purchase price of the stock is 85 percent of the lower of its beginning-of-purchase period or end-of-purchase period market price. Approximately 25 percent of eligible employees currently participate in the Plan. Under the Plan, the Corporation sold 6,053 shares to employees for 1997.
  The Corporation has elected to disclose pro forma net income and net income per share as if the fair-value-based method had been applied in measuring compensation costs. The Corporation's pro forma information for the years ended December 31:

--------------------------------------------------------------
                                         1997     1996    1995
==============================================================
Pro forma net income ($000's).........$13,610   $9,412  $9,209
Pro forma basic net income per share..  $2.42    $1.73   $1.79
Pro forma diluted net income per share  $1.84    $1.36   $1.38
==============================================================

     Compensation expense reflected in the pro forma disclosures is not indicative of future amounts when the SFAS No. 123 prescribed method will apply to all outstanding nonvested awards.
     The weighted average fair value of options granted was $17.43 in 1997, $11.54 in 1996 and $7.40 in 1995. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1997, 1996 and 1995: expected dividend yield of 1.10%, 1.78% and 1.78% and expected option lives of 10 years; expected volatility of 30%, 39%, and 39%, and risk-free interest rates of 5.70%, 6.25%, and 6.25%, respectively.
     The Corporation granted restricted stock to certain officers and directors in 1996 of which 53,125 shares are outstanding as of December 31, 1997. The restricted stock vests at a rate of 20% per year on each January 31 through January 2001, provided the Corporation return on average shareholders' equity of the preceding year equals or exceeds 15%. As of January 31, 1998, 20% of the restricted shares vested.

NOTE 12 - PREFERRED STOCK
     The Corporation issued in 1994 500,000 shares of 6 1/2 percent cumulative convertible preferred stock, Series B, without par value. The stock is convertible at the option of the holder at any time or it may be redeemed by the Corporation on or after June 24, 1999 into 722,734 shares of common stock or
1.6812 common shares for each outstanding share of Series B preferred stock. Cash dividends are payable quarterly on December 1, March 1, June 1 and September 1 of each year.
     On December 16, 1997, the Corporation redeemed and converted the remaining 482,586 outstanding Series A preferred stock into 1,455,335 shares of common stock. The 7 percent cumulative convertible Series A preferred stock was originally issued in 1992.

NOTE 13 - EMPLOYEE BENEFIT PLANS
     The Corporation has a profit sharing plan covering substantially all employees. Employer contributions to the plan reflect a 75 percent match of employee contributions up to 4% of employees wages and additional discretionary contributions as approved by the Board of Directors. As of December 31, 1997, the profit sharing plan held 22,855 shares of the Corporation valued at $1,005,620. Employer contributions to the profit sharing plan were $270,000, $100,000 and $60,000 for 1997, 1996 and 1995, respectively.
     The Corporation sponsored a final-pay noncontributory defined benefit plan for Signal Bank, N.A. employees. Effective December 31, 1996, the employer terminated the plan, settled the accumulated benefit obligation of $2,592,000 (nonvested benefits became vested upon termination of the plan) by rolling plan assets, primarily certificates of deposit, into the profit sharing plan and purchasing nonparticipating annuity contracts. Defined benefits were not provided under any successor plan.
     As a result, the Corporation recognized a loss of $200,000 determined as follows:

------------------------------------------------------------------------
                                     Before      Effect of      After
($000's)                           Termination  Termination  Termination
========================================================================
Assets and obligations:
   Accumulated benefit obligation      ($2,592)      $2,592  $   ----
   Effects of projected future
      compensation levels........         (584)         584      ----
                                      ----------------------------------
   Projected benefit obligation.        (3,176)       3,176      ----
   Plan assets at fair value.....        2,736       (2,736)     ----
Items not yet recognized in
   earnings:
   Unrecognized net asset at
      transition.................          582         (582)     ----
   Unrecognized net gain
      subsequent to transition...         (342)         342      ----
                                      ----------------------------------
(Accrued)/prepaid pension cost on
   the balance sheet ............        ($200)        $200  $   ----
========================================================================

     Net periodic pension expense was $200,000, $143,000 and $133,000 for 1997, 1996 and 1995, respectively.
     The Corporation does not provide postretirement benefits nor does it have any material liabilities for postemployment benefits.

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES
     The Corporation, in the normal course of business, is a party to financial instruments with off-balance-sheet risk to meet the

                               Exhibit 13, Page 10
financing needs of its customers and to minimize exposure to fluctuations in interest rates. These financial instruments primarily include commitments to extend credit, standby and commercial letters of credit, and commitments to sell residential mortgage loans. These instruments involve, to varying degrees, elements of credit risk, counterparty risk and market risk in excess of the amounts recognized in the Consolidated Balance Sheets. The contract or notional amounts of these instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.
     Creditworthiness for all instruments is evaluated on a case-by-case basis in accordance with Corporation credit policies. Collateral, if deemed necessary, is based on management's credit evaluation of the counterparty and may include business assets of commercial borrowers as well as personal property and real estate of individual borrowers and guarantors.
     A summary of significant commitments and other off-balance-sheet items at December 31:

--------------------------------------------------------------
                                             Contract or
                                           Notional Amount
                                         ---------------------
($000's)                                       1997       1996
==============================================================
Commitments to extend credit.............  $162,235    $68,866
Letters of credit (including standby            908        239
   letters of credit)....................
Commitments to sell residential
   mortgage loans........................    10,320     56,124
Interest rate swap agreements............    65,500      ----
Forward contract on loans held for sale..    41,000      ----
==============================================================

     Commitments to extend credit are agreements to lend. Commitments generally have fixed expiration dates or other termination clauses that may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation's exposure to credit risk in the event of nonperformance by the other party is the contract amount.
     Standby and commercial letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. At December 31, 1997, all standby letters of credit will expire within one year. The amount of credit risk involved in issuing letters of credit in the event of nonperformance by the other party is the contract amount.
     The Corporation enters into forward contracts for future delivery of residential mortgage loans of a specified yield to reduce the interest rate risk associated with fixed-rate residential mortgages held for sale and commitments to fund residential mortgages. Credit risk arises from the possible inability of the other parties to comply with the contract terms. The majority of the Corporation's contracts are with U.S. government-sponsored agencies (FNMA and FHLMC). Fixed rate commitments to sell residential mortgage loans of $8.3 million at December 31, 1997 are subject to market risk resulting from fluctuations in interest rates and the Corporation's exposure is limited to the replacement value of those commitments.
     These contracts carry the risk of the counterparty's future ability to perform under the agreement. A limit of market exposure is approved for all counterparties.
     In 1997, the Corporation entered into interest rate swap agreements with a notional principal amount of $65.5 million in connection with the issuance of $40.5 million of long-term, fixed-rate subordinated notes and a $25 million brokered certificate of deposit. The Corporation receives fixed-rate payments at 9.125% and 7.10%, respectively, and pays a variable interest rate based upon three-month LIBOR. These transactions involve the exchange of fixed and floating rate payments without the exchange of the underlying principal amount. At December 31, 1997, the Corporation has a $41 million forward contract due to mature January 21, 1998 on manufactured housing loans held for sale. Notional principal amounts are often used to express the volume of these types of transactions, however, they do not represent the much smaller amounts that are potentially subject to credit risk. Entering into interest rate swap agreements and hedges involves the risk of dealing with counterparties and their ability to meet the terms of the contract. The Corporation controls the credit risk of these transactions through adherence to an investment policy, credit approval policies and monitoring procedures.
     There are legal claims pending against the Corporation and its subsidiaries. Based on a review of such litigation with legal counsel, management believes that any resulting liability would not have a material effect upon the Corporation's consolidated financial position or results of operations.

NOTE 15 - ACQUISITIONS

---------------------------------------------------------------
                                   CONSIDERATION
                                -------------------
                                            COMMON
                       DATE        CASH     SHARES   METHOD OF
                     COMPLETED   ($000'S)   ISSUED  ACCOUNTING
===============================================================
Alpha Equipment
   Group, Inc......... 10-31-97      $1,700    ----    purchase
Summit Bancorp........   7-8-97        ---- 548,949     pooling
Alliance Corporate
   Resources, Inc.....   7-1-97       2,000    ----    purchase
Mobile Consultants,
   Inc................   4-3-96       6,900 384,233    purchase
===============================================================

     The Consolidated Financial Statements have not been restated to include the acquisition of Summit Bancorp due to immateriality.
     On February 9, 1998, the Corporation announced the signing of a definitive agreement for the affiliation of First Shenango Bancorp, Inc. First Shenango's wholly-owned subsidiary, First Federal Savings Bank of New Castle, is expected to become a separate operating subsidiary of the Corporation and operate under its current name and banking charter. Under the terms of the agreement, the Corporation will exchange 1.143 shares of its common stock for each of the 2,069,007 outstanding shares of First Shenango stock and 109,074 outstanding options. Based on the closing price of FirstFederal Financial Services Corp on February 6, 1998 of $41.75, the transaction would be valued at approximately $103.9 million, or $47.72 per share of First Shenango stock. The merger, which will be accounted for as a pooling of interests, is expected to be consummated in the third quarter, pending First Shenango and FirstFederal Financial Services Corp shareholder approval, regulatory approval and other customary conditions of closing. The transaction is expected to be a tax-free reorganization for federal income tax purposes. First Shenango has four banking offices in Lawrence County, Pennsylvania. At December 31, 1997, First Shenango had total assets of $375.0 million, deposits of $275.2 million and shareholders' equity of $47.9 million.
     On September 15, 1997, the Corporation purchased deposits of approximately $151 million, loans of $24 million and seven North Central Ohio branch facilities from KeyBank, N.A. for approximately $19 million. On March 23, 1996, the Corporation purchased deposits of approximately $26.6 million and a branch facility in Mount Vernon, Ohio from Peoples National Bank for $2.4 million.

NOTE 16 - REGULATORY MATTERS
     The principal source of income and funds for the Corporation (parent company) are dividends from its subsidiaries. During the year 1998, the amount of dividends that the banking subsidiaries can pay to the Corporation without prior approval of regulatory agencies is limited to their 1997 eligible net profits, as defined, plus the adjusted retained 1996 and 1995 net income of the subsidiaries.
     Banking subsidiaries must maintain noninterest-bearing cash

                               Exhibit 13, Page 11
balances on reserve with the Federal Reserve Bank. In 1997 and 1996, the subsidiary banks were required to maintain average reserve balances of $5,821,000 and $3,511,000, respectively.
     The Federal Reserve Board adopted quantitative measures which assign risk weightings to assets and off-balance-sheet items and also define and set minimum regulatory capital requirements (risk-based capital ratios). All banks are required to have core capital (Tier 1) of at least 4% of risk-weighted assets, total capital of at least 8% of risk-weighted assets and a minimum Tier 1 leverage ratio of 3% of adjusted quarterly average assets. Tier 1 capital consists principally of shareholders' equity excluding unrealized gains and losses on securities available for sale, less goodwill. Total capital consists of Tier 1 capital plus certain debt instruments and the allowance for credit losses, subject to limitation. Failure to meet certain capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Consolidated Financial Statements. The regulations also define well capitalized levels. The subsidiary banks exceeded the minimum guidelines for well capitalized institutions.
     Capital and risk-based capital and leverage ratios for the Corporation and its significant subsidiaries at December 31:

---------------------------------------------------------------
                                                  1997
                                           --------------------
($000's)                                   AMOUNT      RATIO
===============================================================
TOTAL CAPITAL (TO RISK-WEIGHTED ASSETS):
   FirstFederal Financial Services Corp...  $114,668     12.89%
   Signal Bank N.A........................   100,948     11.43%
   Summit Bank N.A........................     7,355      9.88%
TIER 1 CAPITAL (TO RISK-WEIGHTED ASSETS):
   FirstFederal Financial Services Corp...    72,753      8.18%
   Signal Bank N.A........................    86,441      9.78%
   Summit Bank N.A........................     6,423      8.63%
TIER 1 LEVERAGE CAPITAL (TO AVERAGE
   ASSETS):
   FirstFederal Financial Services Corp...    72,753      5.23%
   Signal Bank N.A........................    86,441      6.68%
   Summit Bank N.A........................    $6,423      6.40%
===============================================================

     In 1996, the Corporation had total capital to risk-weighted assets of 14.52%. Prior to July 1, 1997, the Corporation operated as a thrift holding company and was not required to compute Tier 1 risk adjusted capital. The thrift leverage (core) capital ratio, is comparable to the "Tier 1 leverage" ratio reported currently. The leverage (core) capital ratio was 6.60% on December 31, 1996, compared to the regulatory requirement of 3.00%.

NOTE 17 - EARNINGS PER SHARE
     Reconciliation of Basic Earnings Per Share to Diluted Earnings Per Share for the Years Ended December 31:

--------------------------------------------------------------
                                          1997
                          ------------------------------------
                                                    PER-SHARE
(000's except per share data) INCOME      SHARES      AMOUNT
==============================================================
BASIC EPS
Income available to common
   shareholders..............  $12,864       4,972       $2.59
EFFECT OF DILUTIVE SECURITIES
Convertible Preferred........    1,584       2,170        0.57
Stock Options................  ----            236        0.06
--------------------------------------------------------------
DILUTED EPS
Income available to common
   shareholders plus assumed
   conversions...............  $14,448       7,378       $1.96
==============================================================



--------------------------------------------------------------
                                          1996
                          ------------------------------------
                                                    Per-Share
(000's except per share data) Income      Shares      Amount
==============================================================
BASIC EPS
Income available to common
   shareholders...............  $8,154       4,470       $1.82
EFFECTIVE OF DILUTIVE
   SECURITIES
Convertible Preferred.........   1,665       2,340        0.38
Stock Options.................      31          91        0.01
--------------------------------------------------------------
DILUTED EPS
Income available to common
   shareholders plus assumed
   conversions................  $9,850       6,901       $1.43
==============================================================



--------------------------------------------------------------
                                          1995
                          ------------------------------------
                                                    Per-Share
(000's except per share data) Income      Shares      Amount
==============================================================
BASIC EPS
Income available to common
   shareholders...............  $7,660       4,136       $1.85
EFFECTIVE OF DILUTIVE
   SECURITIES
Convertible Preferred.........   1,783       2,392        0.41
Stock Options.................       3         122        0.02
--------------------------------------------------------------
DILUTED EPS
Income available to common
   shareholders plus assumed
   conversions................  $9,446       6,650       $1.42
==============================================================

NOTE 18 - RELATED PARTY TRANSACTIONS
     At December 31, 1997 and 1996, certain directors, executive officers, principal holders of Corporation common stock and associates of such persons were indebted to the banking subsidiaries in the aggregate amount, net of participations, of $1,803,922 and $130,701, respectively. Summit Bank, N.A. had approximately $1.7 million of related party loans when acquired. During 1997, new loans aggregating $84,900 were made to such parties and loans aggregating $148,735 were repaid. Such indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time of comparable transactions with unrelated parties.

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS
     Carrying amounts and estimated fair values for financial instruments at December 31:

---------------------------------------------------------------
                                                 1997
                                        -----------------------
                                          CARRYING
($000's)                                   AMOUNT   FAIR VALUE
===============================================================
FINANCIAL ASSETS:
   Cash and short-term investments........   $51,539    $51,539
   Securities available for sale..........   253,809    253,809
   Securities held to maturity............    70,959     71,059
   Loans and leases including loans held
      for sale............................ 1,001,311  1,000,587
FINANCIAL LIABILITIES:
   Deposits...............................   981,675    981,675
   Borrowings.............................   347,243    352,399
OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS:    NOTIONAL
                                            --------
                                              AMOUNT
                                              ------
   Commitments to extend credit...........  $162,235    162,235
   Letters of credit......................       908        908
   Forward contracts:
      Commitments to sell loans...........    10,320     10,320
      Forward contract on loans held for sale 41,000      (692)
   Interest rate swaps....................    65,500        252
===============================================================



                               Exhibit 13, Page 12

---------------------------------------------------------------
                                                 1996
                                          Carrying
($000's)                                   Amount   Fair Value
===============================================================
FINANCIAL ASSETS:
   Cash and short-term investments .......   $35,012    $35,012
   Securities available for sale .........   165,524    165,524
   Securities held to maturity ...........    84,984     83,958
   Loans including loans held for sale ...   758,679    754,930
FINANCIAL LIABILITIES:
   Deposits ..............................   671,918    692,049
   Borrowings ............................   312,413    312,612
OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS:    NOTIONAL
                                            --------
                                              AMOUNT
                                              ------
   Commitments to extend credit ..........   $68,866     68,866
   Letters of credit .....................       239        239
   Forward contracts:
      Commitments to sell loans ..........    56,124     56,124
===============================================================

     Fair values for financial instruments were based on various assumptions and estimates as of a specific point in time and may vary significantly from amounts that will be realized in actual transactions. In addition, certain financial instruments and all non-financial instruments were excluded from the fair value disclosure requirements. Therefore, the fair values presented above should not be construed as the underlying value of the Corporation. In addition, the negative fair value of the interest rate hedge represents the estimated amount the Corporation would have to pay at each date to cancel the contracts or transfer them to other parties.
     The following methods and assumptions were used in determining the fair value of selected financial instruments:

     SHORT-TERM FINANCIAL ASSETS AND LIABILITIES - for financial instruments with short or no stated maturity, prevailing market rates and limited credit risk, carrying amounts approximate fair value. Those financial instruments include cash and due from banks, other short-term investments, certain deposits (non-interest bearing demand, interest checking, savings and money market), repurchase agreements and short-term borrowings.
     SECURITIES, AVAILABLE FOR SALE AND HELD TO MATURITY - fair values were based on quoted market prices, dealer quotes and prices obtained from independent pricing services.
     LOANS AND LEASES - fair values were estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrow with similar credit ratings and for the same remaining maturities.
     DEPOSITS - fair values for certificates of deposit - were estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits of similar remaining maturities.
     LONG-TERM DEBT AND SUBORDINATED DEBT - fair value of long-term debt was based on quoted market prices, when available, and a discounted cash flow calculation using prevailing market rates for borrowings of similar terms.
     INTEREST RATE SWAPS AND FORWARD CONTRACTS - fair values of interest rate swaps and forward contracts were based on quoted market prices.
     COMMITMENTS AND LETTERS OF CREDIT - fair value of commitments to extend credit are based on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

NOTE 20 - SEGMENTS
     The Corporation's principal activities include Community
Banking and Specialty Finance. Community Banking offers a full range of deposit and loan products and other services to individuals and businesses. The Specialty Finance Group 1) originates financing and services the collection and recovery of loans on manufactured houses through MCi, 2) provides equipment leasing, 3) provides investment advisory services, financial planning and portfolio management, 4) provides common financing services and 5) real estate appraisal services.
     The financial information for each business segment reflect those which are specifically identifiable or which are allocated based on an internal allocation method. The allocation has been consistently applied for all periods presented.
     The measurement of the performance of the business segments is based on the management structure of the Corporation and is not necessarily comparable with similar information for any other financial institution. The information presented is also not necessarily indicative of the segments' financial condition and results of operations if they were independent entities.
     Selected financial information by business segment for the three years ended December 31 is included in the following summary:

--------------------------------------------------------------
($000's)                          1997        1996        1995
==============================================================
REVENUES:
   Community Banking Group     $98,564     $79,740     $68,782
   Specialty Finance Group      20,814      11,748         307
--------------------------------------------------------------
TOTAL ...................      119,378      91,488      69,089
==============================================================
NET INCOME:
   Community Banking Group       7,465       6,899       9,368
   Specialty Finance Group       6,983       2,951          78
--------------------------------------------------------------
TOTAL ...................       14,448       9,850       9,446
==============================================================
IDENTIFIABLE ASSETS:
  Community Banking Group    1,393,160   1,058,095     945,972
  Specialty Finance Group       64,255      22,288       1,298
--------------------------------------------------------------
TOTAL ...................   $1,457,415  $1,080,383    $947,270
==============================================================

     Capital expenditures relating primarily to the Community Banking Group totaled $5,556,000, $3,524,000, and $491,000 in 1997, 1996, and 1995,
respectively. These expenditures consisted primarily of investments in data processing equipment, including network computer technology, software, operations, operations equipment and the retail distribution network.

NOTE 21 - PARENT COMPANY FINANCIAL STATEMENTS
     The condensed financial statements of the Corporation ($000's):

--------------------------------------------------------------
CONDENSED STATEMENTS OF INCOME (PARENT COMPANY ONLY)
For the Years Ended December 31:    1997      1996      1995
==============================================================
INCOME:
Dividends from subsidiaries ...... $1,000    $1,000    $10,000
Interest on loans to subsidiaries     111   ----       ----
Securities gains .................    576   ----       ----
Other ............................    741       407        240
--------------------------------------------------------------
TOTAL INCOME .....................  2,428     1,407     10,240
--------------------------------------------------------------
EXPENSES:
Interest .........................  2,922   ----       ----
Other ............................    587       597        194
--------------------------------------------------------------
TOTAL EXPENSES                      3,509       597        194
--------------------------------------------------------------
INCOME BEFORE TAXES AND
   CHANGE IN UNDISTRIBUTED
   EARNINGS OF SUBSIDIARIES       (1,081)       810     10,046
Applicable income taxes (benefit)   (378)       284      3,516
--------------------------------------------------------------
INCOME BEFORE TAXES AND
   CHANGE IN UNDISTRIBUTED
   EARNINGS OF SUBSIDIARIES ......  (703)       526      6,530
--------------------------------------------------------------
Undistributed earnings of
  subsidiaries ................... 15,151     9,324      2,916
--------------------------------------------------------------
NET INCOME .......................$14,448    $9,850     $9,446
==============================================================







                               Exhibit 13, Page 13

--------------------------------------------------------------
CONDENSED BALANCE SHEET (PARENT COMPANY ONLY)
For the Years Ended December 31:            1997      1996
==============================================================
ASSETS:
Cash and equivalents .....................   $1,140     $1,784
Securities available for sale ............    1,575      2,934
Loans to subsidiaries ....................   10,000    ----
Investment in subsidiaries ...............  144,713     84,481
Other assets .............................    1,147      2,788
--------------------------------------------------------------
TOTAL ASSETS .............................  158,575     91,987
--------------------------------------------------------------
LIABILITIES:
Subordinated debt ........................   40,500    ----
--------------------------------------------------------------
Accrued expenses and other liabilities ...   13,340      6,700
--------------------------------------------------------------
TOTAL LIABILITIES ........................   53,840      6,700
--------------------------------------------------------------
SHAREHOLDERS' EQUITY .....................  104,735     85,287
--------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY $158,575    $91,987
==============================================================



CONDENSED STATEMENTS OF CASH FLOWS (PARENT COMPANY ONLY)
For the Years Ended December 31:      1997      1996      1995
==============================================================
OPERATING ACTIVITIES:
Net income ......................  $14,448    $9,850    $9,446
Adjustments to reconcile net income
   to net cash (used)  provided by
   operating  activities:
   Undistributed earnings of
      subsidiaries ..............  (15,151)   (9,324)   (2,916)
   Securities gains .............     (576)     ----      ----
   Decrease (increase) in other
      assets ....................    1,641     2,788        61
   Increase (decrease) in accrued
      expenses and other
      liabilities ...............   (2,074)   (1,431)    3,415
--------------------------------------------------------------
NET CASH (USED) PROVIDED BY
   OPERATING  ACTIVITIES ........   (1,712)    4,745    10,006
--------------------------------------------------------------
INVESTING ACTIVITIES:
Purchases of securities .........   (9,698)   (9,415)  (10,010)
Proceeds from sales or maturities
   of securities ................   10,982    18,404     4,434
Capital contributions to
   subsidiaries .................  (37,817)  (10,589)     ----
--------------------------------------------------------------
NET CASH USED IN INVESTING
   ACTIVITIES ...................  (36,533)   (1,600)   (5,576)
--------------------------------------------------------------
FINANCING ACTIVITIES:
Issuance of debt ................   40,500     4,000      ----
Purchase of treasury stock ......     ----      (379)     (954)
Purchase of preferred stock .....     ----    (2,002)     (792)
Proceeds from stock options .....      807       258         7
Cash dividends paid .............   (3,706)   (3,369)   (3,186)
--------------------------------------------------------------
NET CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES .........   37,601    (1,492)   (4,925)
--------------------------------------------------------------
INCREASE (DECREASE) IN CASH .....     (644)    1,653      (495)
CASH AT BEGINNING OF YEAR .......    1,784       131       626
--------------------------------------------------------------
CASH AT END OF YEAR .............   $1,140    $1,784      $131
==============================================================




INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
FirstFederal Financial Services Corp
Wooster, Ohio:

We have audited the accompanying consolidated balance sheets of FirstFederal Financial Services Corp and subsidiaries (the Corporation) as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Corporation for the year ended December 31, 1995, were audited by other auditors whose report thereon, dated January 26, 1996, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FirstFederal Financial Services Corp and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Corporation adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," in 1997.


/s/ KPMG Peat Marwick LLP


Cleveland, Ohio
February 6, 1998


                               Exhibit 13, Page 14

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATION:

     Many of the statements in Management's Discussion and Analysis of Financial Condition and Result of Operations, including the following discussion of the banking industry, set forth management's opinions with respect to present or future trends or factors affecting the operations, markets and products of FirstFederal Financial Services Corp and its consolidated subsidiaries (the "Corporation"). Actual results could differ materially from those projected. The Corporation undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this report.
   The data presented in the following pages should be read in conjunction with the audited Consolidated Financial Statements.

RESULTS OF OPERATIONS SUMMARY:
     Net income advanced by 46.7% in 1997 and 4.3% in 1996. The Corporation's net income to average assets, referred to as return on average assets (ROA), and return on average shareholders' equity (ROE) follow:

--------------------------------------------------------------
                          1997    1996    1995    1994    1993
==============================================================
Net Income ($000's)..  $14,448  $9,850  $9,446  $9,021  $9,739
Basic Income per
   share(a)..........     2.59    1.82    1.85    1.86    2.13
Diluted income per
    share (a) .......     1.96    1.43    1.42    1.43    1.67
ROA (b)..............     1.22%   1.16%   1.07%   1.21%   1.57%
ROE (b)..............    16.19%  14.72%  12.90%  14.17%  19.62%
==============================================================

(a)  Per share amounts have been restated to reflect stock dividends.
(b) Non-recurring expenses of $1.2 million ($1 million after tax) reflecting Summit acquisition costs included in the third quarter of 1997 and $3.3 million ($2.2 million after tax) included in the third quarter of 1996 for the one-time assessment for the re-capitalization of the Savings Association Insurance Fund (SAIF) have been excluded for comparative purposes from the performance ratios shown above.

NET INTEREST INCOME
     The largest source of the Corporation's revenue is net interest income. Net interest income is the spread between interest income on interest-earning assets, such as loans and leases and securities, and the interest expense on liabilities used to fund those assets, such as interest-bearing deposits and borrowings. Net interest income is affected by both changes in the level of interest rates and changes in the amount and composition of interest-earning assets and interest-bearing liabilities. Changes in net interest income are frequently measured by two statistics-net interest margin and net interest rate spread. Net interest margin is expressed as net interest income divided by average interest-earning assets. Net interest rate spread is the difference between the average yield earned on interest-earning assets and the average rate incurred on the interest-bearing liabilities. Table 1, Consolidated Average Balance Sheets and Analysis of Net Interest Income, presents the net interest income, net interest margin, and net interest rate spread for the five years 1993 through 1997, comparing interest revenue and interest-bearing assets outstanding with interest cost and average interest-bearing liabilities outstanding. Nonaccrual loans and leases have been included in the average loan and lease balances. Average outstanding securities balances were based on amortized cost excluding unrealized gains or losses on securities available for sale.
     Net interest income grew to $30.5 million in 1997, an increase of 19% over the $25.5 million earned during 1996. Net interest income increased 6.9% in 1996 over 1995. For 1997, net interest income growth resulted from an increase in average interest-earning assets, a portion of which is attributable to 1997 businesses acquired, and improvement in the net interest margin from a higher yield on loans and leases. The increase in 1996 was attributable primarily to average interest-earning asset growth which overcame the effect of a compressed net interest margin.
     During 1997, average interest-earning assets grew by $183 million to $1.2 billion, an increase of 18.6% over 1996. In 1996, average interest-earning assets grew 14.3% over 1995. Securitization and sales of manufactured housing loans and cash proceeds from the KeyBank deposit acquisition in 1997 affected the Corporation's earning asset mix in 1997. The Corporation continues to use loan securitization and sales to increase balance sheet flexibility.

TABLE 1 - CONSOLIDATED AVERAGE BALANCE SHEETS AND ANALYSIS OF NET INTEREST
          INCOME: FOR THE YEAR ENDED DECEMBER 31

-----------------------------------------------------------------------------------------------------------------------------------
                                                                      1997                                    1996
                                                    ----------------------------------------   ------------------------------------
                                                       AVERAGE                   AVERAGE         Average                Average
                                                        OUT-       REVENUE/       YIELD/           Out-      Revenue/   Yield/
(000's)                                               STANDING       COST          RATE          standing      Cost       Rate
===================================================================================================================================
ASSETS
Interest-earning assets
   Loans and leases including loans held for sale ...    $821,150      $68,481          8.34%      $718,802     $56,274      7.83%
   Securities .......................................     328,882       20,974          6.38        251,718      16,842      6.69
   Other interest-earning assets ....................      13,733          638          4.65         10,364         443      4.27
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets .......................   1,163,765       90,093          7.74        980,884      73,559      7.50
-----------------------------------------------------------------------------------------------------------------------------------
Non-interest-earning assets .........................     105,379                                    54,405
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS ........................................  $1,269,144                                $1,035,289
===================================================================================================================================
LIABILITIES
Interest-bearing liabilities ........................
   Interest checking ................................     $86,449        1,701          1.97        $57,547       1,192      2.07
   Savings ..........................................     135,544        4,355          3.21        132,874       4,069      3.06
   Money market .....................................      23,552        1,043          4.43         14,034         483      3.44
   Certificates of deposit ..........................     468,828       28,423          6.06        400,972      23,399      5.84
   Advances and other borrowings ....................     381,982       24,028          6.29        317,999      18,905      5.94
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities ..................   1,096,355       59,550          5.43        923,426      48,048      5.20
-----------------------------------------------------------------------------------------------------------------------------------
Demand deposits .....................................      32,795         ----                       20,090
Other non-interest bearing liabilities ..............      44,585                                    11,010
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities ...................................   1,173,735                                   954,526
Shareholders' equity ................................      95,409                                    80,763
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..........  $1,269,144                                $1,035,289
-----------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME MARGIN ..........................                  $30,543         2.66%                    $25,511     2.60%
-----------------------------------------------------------------------------------------------------------------------------------
NET INTEREST RATE SPREAD ............................                                  2.31%                                2.30%
-----------------------------------------------------------------------------------------------------------------------------------
AVERAGE INTEREST-EARNING ASSETS
   TO INTEREST-BEARING LIABILITIES ..................     106.15%                                   106.22%
-----------------------------------------------------------------------------------------------------------------------------------




                               Exhibit 13, Page 15

Sales and securitizations allow the Corporation to expand origination and servicing, and the related fee income, without increasing leverage. Sales and securitization of manufactured housing loans totaled $137.3 million in 1997 and $48.9 million in 1996. A portion of the proceeds from the $40.5 million subordinated debt offering in March 1997 and the KeyBank deposit acquisition were invested in securities to provide liquidity to fund loan and lease growth in our North Central Ohio markets.
     Average interest-bearing liabilities grew from $799 million in 1995 to $923 million in 1996 to $1.1 billion in 1997. Core deposits remain our most important funding source because they are relatively lower cost and the basis for ongoing customer relationships. In 1997, average core deposits increased 21.0% due to a renewed focus on new transaction account products and promotions, and deposit acquisitions in 1997 and 1996. Acquisitions contributed approximately $70 million of the $122 million total growth in average core deposits. Average demand, interest checking and savings accounts comprised 34.1% of total core deposits, compared to 33.7% in 1996 and 35.5% in 1995. Average non-core deposits and short-term borrowings increased to 52.6% from 50.8% of average interest-earning assets in 1996. The net interest margin improved 2 basis points
(bp) (a basis point is equivalent to .01%) to 2.62% in 1997 from 2.60% in 1996. The 1997 increase follows an 18 bp drop in the net interest margin in 1996. The total cost of interest-bearing liabilities increased 23 bps during 1997 to 5.43% reflecting higher borrowing costs on short and long-term debt and interest rate increases on certain deposit products which generated additional core deposits in 1997. Interest-bearing deposit costs increased 16 bps from 4.81% in 1996 to 4.97% in 1997. The cost of borrowed funds, including short-term borrowings, subordinated notes and long-term debt, increased by 35 bps from 5.94% in 1996 to 6.29% in 1997. The effect of interest free funds on the net interest margin improved from 14 bps in 1996 to 20 bps in 1997 primarily due to the effect of acquisitions. Net interest margins compressed during 1995 and the first part of 1996, due primarily to 1995's rapid rise in short-term interest rates which caused short-term liabilities to reprice upward faster than short-term assets. Margins stabilized in the last part of 1996 as strong loan and lease volume and higher interest rates improved average interest-earning asset yields. The margin was also affected in part by additional balance sheet leverage in 1997 through the purchase of securities funded primarily by short-term borrowings. This securities leverage strategy favorably impacted 1997 ROE but negatively impacted the net interest margin.
     Table 2, the Analysis of Net Interest Income Changes, separates the Corporation's change in net interest income into two components: (1) volume of average interest-earning assets and interest-bearing liabilities outstanding; and (2) average yields on interest-earning assets and average rates for interest-bearing liabilities. Table 2 illustrates the net interest income effect of balance sheet changes and changes in interest rate levels which occurred during 1997 and 1996.

NON-INTEREST INCOME
     Total non-interest income increased 63% over 1996 and was up 330% in 1996 over 1995.
     The largest increase was attributable to manufactured housing income, which originated in 1996 with the Corporation's acquisition of MCi, increasing $4.4 million in 1997 to $16 million from $11.6 million in 1996. Originations of manufactured housing finance contracts (MHF contracts) increased to $310.3 million in 1997 from $260.6 million in 1996 reflecting expansion of MCi's manufactured housing dealer base from 27 states in 1996 to 42 states. Gains realized upon the sale of MHF contracts improved in 1997 as management directed more product into asset securitizations or bulk sales and reduced the number of MHF contracts brokered on a flow basis to other financial institutions. Sales and securitizations of MHF contracts totaled $137.3 million in 1997 compared to $48.9 million in 1996. The components of manufactured housing income are shown in Note 9 to the Consolidated Financial Statements. Wider pricing spreads and heightened market sensitivity to gain on sale accounting is anticipated to result in lower gains realized upon the sale of MHF contracts in 1998 compared to 1997.
     Mortgage banking income increased 47% in 1997 and 35% in 1996 in large part due to lower interest rates which fueled origination volume and generated increased gains on sales of mortgage loans. Gains on sales of residential mortgage loans for 1997 were $4 million compared to $2.3 million for 1996, which

TABLE 1 CONTINUED

-----------------------------------------------------------------------------------------------------------------------------------
                    1995                                         1994                                     1993
--------------------------------------------    -----------------------------------------------------------------------------------
    Average                      Average          Average                    Average       Average
      Out-         Revenue/       Yield/            Out-       Revenue/      Yield/          Out-        Revenue/   Average Yield/
    standing         Cost          Rate           standing       Cost         Rate         standing        Cost          Rate
===================================================================================================================================


        $527,885       $42,841          8.12%       $413,639       $33,750       8.16%        $339,437      $29,472       8.68%
         328,541        21,979          6.69         292,569        17,676       6.04          247,762       15,731       6.35
           1,651           102          6.18           9,693           561       5.79            6,819          307       4.50
-----------------------------------------------------------------------------------------------------------------------------------
         858,077        64,922          7.57         715,901        51,987       7.26          594,018       45,510       7.66
-----------------------------------------------------------------------------------------------------------------------------------
          27,650                                      25,821                                    26,921
-----------------------------------------------------------------------------------------------------------------------------------
        $885,727                                    $741,722                                  $620,939
===================================================================================================================================


         $49,746           942          1.89         $44,293           857     1.93            $36,410          787       2.16
         127,789         3,863          3.02         151,214         4,578     3.03            137,199        4,489       3.27
          12,537           424          3.38          15,507           391     2.52             17,064          465       2.73
         325,391        18,889          5.81         267,227        12,845     4.81            236,114       11,567       4.90
         283,828        16,928          5.96         190,612        10,589     5.56            132,962        8,011       6.03
-----------------------------------------------------------------------------------------------------------------------------------
         799,291        41,046          5.14         668,853        29,260     4.37            559,749       25,319       4.52
-----------------------------------------------------------------------------------------------------------------------------------
           8,804                                       6,679                                     7,272
           4,421                                       2,605                                     4,281
-----------------------------------------------------------------------------------------------------------------------------------
         812,516                                     678,137                                   571,302
          73,211                                      63,585                                    49,637
-----------------------------------------------------------------------------------------------------------------------------------
        $885,727                                    $741,722                                  $620,939
-----------------------------------------------------------------------------------------------------------------------------------
                       $23,876          2.78%                      $22,727     3.17%                        $20,191       3.40%
-----------------------------------------------------------------------------------------------------------------------------------
                                        2.43%                                  2.89%                                      3.14%
-----------------------------------------------------------------------------------------------------------------------------------

          107.35%                                     107.03%                                   106.12%
-----------------------------------------------------------------------------------------------------------------------------------




                               Exhibit 13, Page 16

TABLE 2 - ANALYSIS OF NET INTEREST INCOME CHANGES

------------------------------------------------------------------------------------------------------------------------------------
                                                   1997 COMPARED TO 1996                           1996 Compared to 1995
                                      ------------------------------------------------  --------------------------------------------
($000's)                                  VOLUME       YIELD/RATE         TOTAL             Volume       Yield/Rate       Total
====================================================================================================================================
Increase (decrease) in interest income
   Loans and leases ......................    $8,541          $3,666           $12,207         $14,963        ($1,530)       $13,433
   Securities ............................     4,912           (780)             4,132         (5,137)         ----          (5,137)
   Other interest earning assets .........       156              39               195             373            (32)           341
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST INCOME CHANGE .............    13,609           2,925            16,534          10,199         (1,562)         8,637
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in interest expense
   Deposits ..............................     6,453            (74)             6,379           3,449           1,576         5,025
   Advances and other borrowings .........     4,010           1,113             5,123           2,034            (57)         1,977
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST EXPENSE CHANGE ............    10,463           1,039            11,502           5,483           1,519         7,002
------------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET INTEREST
   INCOME ................................    $3,146          $1,886            $5,032          $4,716        ($3,081)        $1,635
====================================================================================================================================

included the effect of adopting SFAS No. 122, and $1.5 million for 1995. During 1997, the Corporation originated $240.2 million in residential mortgage loans compared to $368.5 million in 1996, whereas sales totaled $121.6 million in 1997 and $223.4 million in 1996. Origination volume in 1997 was lower that 1996 primarily due to mortgage product mix and pricing changes implemented by management to enhance profit margins from mortgage banking activities. Residential mortgage loans serviced at December 31, 1997 were $1 billion, including $521 million serviced for others.
  Customer service fee income totaled $4.8 million in 1997 and $1.9 million in 1996, up 159% and 275%, respectively. The growth in both years was fueled by an expanding delivery system, deposit acquisitions, successful product campaigns and pricing enhancements.
     Other income increased $1.6 million in 1997, reflecting lease consulting activities of ACR acquired in 1997.
NON-INTEREST EXPENSE
     The Corporation strives to control operating expenses through efficient staffing and a constant focus on improving productivity.
     Operating expense levels are often measured using the efficiency ratio (operating expenses before amortization divided by the sum of net interest income and non-interest income). The Corporation's efficiency ratio compares favorably to other banks at 54.55%, 52.78% and 50.61% for 1997, 1996 and 1995, respectively, excluding the impact of non-recurring expenses. Total non-interest expense excluding non-recurring expenses increased 43% in 1997 and 76% in 1996. Acquisitions and growth affected year-to-year operating expense comparisons.
     Excluding the non-recurring expenses, salaries, wages, incentives and employee benefits comprised 48% and 46% of total non-interest expense in 1997 and 1996, respectively, and increased by 51% and 90% during the same periods. The number of full-time equivalent (FTE) employees was 635 at the end of the year, an increase of 205 over year end 1996. The majority of the increase in FTE employees is directly due to acquisitions. Average salaries, wages, incentives and benefits per FTE have increased 2% from 1996, which was relatively unchanged from 1995.
     Net occupancy expenses increased 57% in 1997 and 18% in 1996. Increased costs in 1997 are associated with the net addition of 15 locations, primarily from acquisitions, including rental property costs, utilities, real estate taxes and depreciation. Upgrades of equipment to support growth and processing technology also contributed to the increase.
     Non-interest expense in 1997 includes $1.2 million for acquisition transaction costs of Summit Bank and 1996 expense includes a $3.3 million one-time assessment to recapitalize the SAIF fund.
     Outside services, data processing and communications expenses increased to $3.5 million, up $1.1 million or 49% over 1996, which was directly related to increased loan and deposit volumes. Intangible amortization was up approximately $.7 million in 1997 due to acquisition activity.

FINANCIAL CONDITION

SECURITIES
     The investment portfolio consists largely of fixed and floating rate mortgage related securities, predominantly underwritten to the standards of and guaranteed by the government-sponsored agencies of FHLMC and FNMA. These securities differ from traditional debt securities primarily in that they have uncertain maturity dates and are priced based on estimated prepayment rates on the underlying mortgages. The estimated average life of the portfolio is 4.3 years based on current prepayment expectations.
   The growth in the securities portfolio in 1997 reflects the investment of proceeds from deposit acquisitions and the $40.5 million subordinated debt offering in March 1997. The securities portfolio provides liquidity to fund future loan and lease growth in our expanding markets.


SECURITIES PORTFOLIO AT DECEMBER 31

----------------------------------------------------------------------------------------------------------------- ----------------
($000's)                                                   1997               1996          1995             1994             1993
================================================================================================================= ================
Securities available for sale:
   U.S. government and  agencies ...................    $29,295            $45,323       $38,971          $26,182          ----
   States and political subdivisions ...............      2,017            ----          ----             ----             ----
   Agency mortgage-backed securities ...............    166,468             93,785       174,974          118,031          ----
   Retained interest in securitized assets .........     27,023              6,491       ----             ----             ----
   Other bonds, notes and debentures ...............        911              2,440         2,982            1,968          ----
   Other securities ................................     28,095             17,485       ----             ----             ----
----------------------------------------------------------------------------------------------------------------------------------
Total securities ...................................   $253,809           $165,524      $216,927         $146,181          ----
================================================================================================================= ================
Securities held to maturity:
   U S  government agencies ........................      4,500              4,501         2,502            3,503          $23,816
   States and political subdivisions ...............      2,905              1,634           994              547              427
   Agency mortgage-backed securities ...............     25,799             78,737        86,147          163,921          231,828
   Other bonds, notes and debentures ...............     35,652            ----          ----             ----             ----
   Other securities ................................      2,103                112           299              526            3,007
----------------------------------------------------------------------------------------------------------------- ----------------
Total securities ...................................    $70,959            $84,984       $89,942         $168,497         $259,078
================================================================================================================= ================





                               Exhibit 13, Page 17

MATURITY DISTRIBUTION AND WEIGHTED AVERAGE YIELD OF SECURITIES AT DECEMBER 31, 1997

-----------------------------------------------------------------------------------------------------------------------------------
                               MATURITY              1-5 YEAR               6-10 YEAR             OVER 10
                             UNDER 1 YEAR            MATURITY                MATURITY          YEAR MATURITY           TOTAL
                          -------------------   -------------------    -------------------- ------------------- -------------------
($000's)                   AMOUNT    YIELD       AMOUNT    YIELD         AMOUNT    YIELD     AMOUNT    YIELD     AMOUNT    YIELD
===================================================================================================================================
SECURITIES AVAILABLE FOR SALE
   U.S. government and
     agencies ..............   $999      5.95%    $28,296      6.41%      ----      ----      ----      ----      $29,295   6.39%
-----------------------------------------------------------------------------------------------------------------------------------
   States and political
      subdivisions (a) .....    108      6.31          93      7.46       ----      ----       $1,816      7.82%    2,017   7.72
-----------------------------------------------------------------------------------------------------------------------------------
   Agency mortgage-backed
      securities ...........  4,862      6.01     112,043      6.33       $36,250      6.33%   13,313      6.10   166,468   6.30
-----------------------------------------------------------------------------------------------------------------------------------
   Other bonds, notes,
      debentures and
      securities ........... 25,153      6.42      14,662      6.30        16,214      6.25   ----      ----       56,029   6.41
-----------------------------------------------------------------------------------------------------------------------------------
SECURITIES HELD TO MATURITY:
   U.S. Government and
      agencies .............  2,500      5.05     ----      ----          ----      ----        2,000      7.50     4,500   6.14
-----------------------------------------------------------------------------------------------------------------------------------
   State and political
     subdivisions (a) ......    118      7.90         563      6.92         1,122      7.71     1,103      8.75     2,906   7.96
-----------------------------------------------------------------------------------------------------------------------------------

     Agency mortgage-backed
       securities ..........  1,095      7.80      48,405      6.44         3,999      6.03     7,951      6.67    61,450   6.40
-----------------------------------------------------------------------------------------------------------------------------------
     Other bonds, notes and
       debentures ..........     38      7.63       2,065      6.89       ----      ----                            2,103   6.77
===================================================================================================================================

Maturities of mortgage-backed securities were estimated based on historical and predicted prepayment trends.
(a) taxable equivalent yield

LOAN AND LEASE PORTFOLIO AT DECEMBER 31

----------------------------------------------------------------------------------------------------------------------------------
                                  1997                  1996                   1995               1994                 1993
                          --------------------   -------------------    ------------------- ------------------  ------------------
($000's)                    Amount      %         Amount      %          Amount      %       Amount      %       Amount      %
==================================================================================================================================
Commercial:
   Commercial..............  $45,293       4.9%     $4,850       0.7%
   Mortgage................   72,001       7.8      17,370       2.6      $26,966     4.6%    $18,396      3.8%   $20,838     5.4%
   Finance Contracts.......    4,585       0.5     ----      ----         ----      ----      ----                ----
   Leases..................   41,909       4.6     ----      ----         ----      ----      ----                ----
----------------------------------------------------------------------------------------------------------------------------------
Consumer:.
   Mortgage................  506,113      55.0     534,046      79.4      484,744    83.0     411,690     85.5    322,694  83.7
   Consumer Loans..........  139,166      15.1      77,507      11.5       72,344    12.4      51,694     10.7     42,221  10.9
   Manufactured Housing....  110,827      12.1      38,840       5.8      ----      ----      ----                ----
----------------------------------------------------------------------------------------------------------------------------------
Total...................... $919,894       100%   $672,613       100%    $584,054     100%   $481,780      100%  $385,753     100%
==================================================================================================================================

     Loan and lease balances increased 37% and 15%, respectively, in 1997 and 1996. Acquisitions completed in 1997 represent $119.1 million of the $247.3 million increase in 1997. In both years, the growth in outstandings was affected considerably by sales and securitizations of mortgage and manufactured housing loans, which allows the Corporation to be selective in how much of the expanding origination volume is retained in the loan and lease portfolio. For example, manufactured housing loan originations were $310.3 million in 1997 compared to $260.6 million in 1996, a 19% increase, but the related manufactured housing loan outstandings only increased $72 million because $137.3 million of this origination volume was securitized and sold in 1997. Similarly, residential mortgage loan balances actually declined during 1997 because the Corporation sold $121.9 million in mortgage loans which when combined with loan repayments, exceeded mortgage loan originations of $240.2 million in 1997. Consumer loans grew by 80% and 7% in 1997 and 1996, respectively, primarily due to increases in home equity loans in 1997.
     Commercial loan and lease outstandings increased to $163.8 million in 1997 from $22 million in 1996. The majority of the $141.4 million increase in 1997 reflects expanded commercial loan and lease portfolios and origination abilities through acquisitions completed in 1997. Commercial mortgages represent 8% of the total loan and lease portfolio and include primary financing of loans on properties occupied by the principal borrower ("owner-occupied") within our banking market areas in Ohio.

ALLOWANCE FOR CREDIT LOSSES FIVE YEAR HISTORY

-----------------------------------------------------------------------------------------------------------------------------------
($000's)                                                         1997             1996            1995            1994         1993
===================================================================================================================================
Balance at January 1........................................   $2,916           $2,994          $3,204          $4,512       $3,923
Provision for credit losses.................................      842              360         ----                 15        1,025
Losses charged off..........................................     (831)            (454)           (225)         (1,337)        (482)
Recoveries of losses previously charged off.................      100               16              15              14           46
Allowance of acquired businesses............................    2,511          ----            ----            ----         ----
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31......................................    5,538            2,916           2,994           3,204        4,512
===================================================================================================================================
Loans and leases outstanding at December 31.................  919,894          672,613         584,054         481,780      385,753
Average loans and leases excluding loans held for sale......  733,181          655,979         527,885         413,639      339,437
Net charge-offs as a percent of average loans and
   leases outstanding.......................................     0.10%            0.07%           0.04%           0.32%        0.13%
Allowance as a percent of total nonperforming assets........   119.07            69.91          158.41           89.62       114.69
Allowance as a percent of total under-performing assets.....   115.11            69.91          158.41           89.62       114.69
===================================================================================================================================



                              Exhibit 13, Page 18

ALLOWANCE FOR CREDIT LOSSES
     The Corporation provides as an expense an amount for expected credit losses. The provision for credit losses is based on the growth of the loan and lease portfolio and on recent loss experience. Actual losses on loans and leases are charged against the allowance for credit losses. The amount of loans and leases actually removed as assets from the Consolidated Balance Sheets is referred to as charge-offs and, after netting out recoveries on previously charged off assets becomes net charge-offs.
     Charge-offs, net of recoveries, increased $293,000 over 1996 due to higher losses on commercial loans. Net charge-offs as a percent of average loans and leases outstanding were 0.10%, 0.07% and 0.04% for 1997, 1996 and 1995 respectively. The allowance for credit losses as a percentage of total loans and leases increased to 0.60% at December 31, 1997 from 0.43% at December 31, 1996 due to the changing mix in loans and leases outstanding.

UNDERPERFORMING ASSETS
     Underperforming assets consist of (1) nonaccrual loans and leases on which the ultimate collectibility of the full amount of interest is uncertain, (2) loans and leases which have been renegotiated to provide for a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower, (3) loans and leases past due ninety days or more as to principal or interest and (4) other real estate owned. A summary of underperforming assets at December 31 follows:

-------------------------------------------------------------------
($000's)                        1997   1996    1995    1994    1993
===================================================================
Nonaccrual loans and leases . $4,353 $3,590  $1,425    $831  $3,390
Renegotiated loans and leases   ----    340     366   2,714     491
Other real estate owned .....    298    241      99      30      53
-------------------------------------------------------------------
Total nonperforming as ......  4,651  4,171   1,890   3,575   3,934
Ninety days past due loans
and leases still accruing ...    160   ----    ----    ----    ----
-------------------------------------------------------------------
Total underperforming assets  $4,811 $4,171  $1,890  $3,575  $3,934
-------------------------------------------------------------------
Nonperforming assets as a
   percent of total loans,
   leases and other real
   estate owned .............   0.51%  0.62%   0.32%   0.74%   1.02%
Underperforming assets as a
   percent of total loans,
   leases and other real
   estate owned .............   0.52   0.62    0.32    0.74    1.02
===================================================================

     Nonperforming assets as a percentage of total loans, leases and other real estate owned decreased to 0.51% at December 31, 1997 from 0.62% at December 31, 1996. Of the total underperforming assets at December 31, 1997, $2.3 million are to residential mortgage borrowers and $.5 million relate to commercial loans or mortgages on projects in the Corporation's primary banking market areas in Ohio. The remaining $2 million of underperforming assets relate to consumer loans, primarily manufactured housing finance contracts, located throughout the United States.
     At the time loans are classified as non-accrual, any related interest income is reversed. For the years ended December 31, 1997, 1996 and 1995 respectively, additional interest income of $114,146, $70,660 and $75,642 would have been recorded if the nonaccrual and renegotiated loans and leases had been current in accordance with their original terms. No interest income on such loans was recorded for the years ended 1997, 1996 and 1995, respectively, after the dates on which such loans became nonaccrual loans.
     At December 31, 1996, underperforming residential mortgage loans were $2.3 million and underperforming commercials loans and consumer loans were $1 million and $.8 million, respectively.

DEPOSITS
     Interest-earning assets are funded primarily by core deposits. The accompanying tables show the relative composition of the Corporation's average deposits and the change in average deposit sources during the last five years.
     Average core deposits increased 19.4% in 1997 due to a continued sales focus on transaction accounts and deposit acquisitions. Our new Money Market Index Account lead to increased savings and money market balances, while the High Performance Checking product and promotional campaigns contributed to advances in demand and interest checking. Core deposit growth in 1997 was instrumental in funding 1997 average asset growth of 22.6% without any significant change in short-term borrowings. The acquisition of deposits from KeyBank, N.A. increased deposits by $150.8 million. Deposits acquired in 1996 totaled approximately $26.6 million.
     Scheduled maturities of certificates and other time deposits at December 31, 1997, were as follows: through 1998 - $379,600,000; 1999 through 2002 -
$184,680,000; and 2003 and after - $46,993,000.
     Interest expense on certificates of $100,000 or more was $6,190,000, $4,001,000 and $2,116,000 for 1997, 1996 and 1995, respectively. The following tables depict the distribution of average deposits and changes in average deposit sources for each of the last five years.

DISTRIBUTION OF AVERAGE DEPOSITS

---------------------------------------------------------------
                      1997      1996     1995     1994     1993
===============================================================
Demand                 4.4%      3.2%     1.6%     1.4%     1.7%
Interest checking     11.6       9.2      9.5      9.1      8.4


Savings               18.1      21.3     24.4     31.2     31.6
Money market           3.2       2.2      2.4      3.2      3.9
Certificates of
   Deposit            62.7      64.1     62.1     55.1     54.4
---------------------------------------------------------------
Total                  100%      100%     100%     100%     100%
===============================================================

CHANGE IN AVERAGE DEPOSIT SOURCES

---------------------------------------------------------------
($000's)              1997      1996     1995     1994     1993
===============================================================
Demand             $12,705   $11,286   $2,125    ($593)  $4,604
Interest checking   28,902     7,801    5,453    7,883    7,059
Savings              2,670     5,085  (23,425)  14,015   47,605
Money market         9,518     1,497   (2,970)  (1,557)  (1,702)
Certificates of
   Deposit          67,856    75,581   58,164   31,113      813
---------------------------------------------------------------
Total             $121,651  $101,250  $39,347  $50,861  $58,379
===============================================================

SHORT-TERM BORROWINGS
     Short-term borrowings primarily consist of securities sold under agreements to repurchase and advances from the Federal Home Loan Bank of Cincinnati (FHLB). Short-term borrowings are generally used to fund loans held for sale and the portion of earning asset growth not funded by core deposits. Average short-term borrowings as a percentage of average earning assets increased from 8.5% in 1996 to 10.3% in 1997. At year end 1997, borrowings supported a relatively smaller proportion of earning asset growth compared to 1996 because of the aforementioned deposit acquisitions and success in increasing core deposits. In 1996 and in 1995, loan and lease growth outpaced core deposit growth, increasing the reliance on short-term borrowings.

LONG-TERM BORROWINGS
     Long-term borrowings, primarily consist of FHLB advances and subordinated debt. Long-term borrowings are generally used to fund longer term earning assets such as residential mortgage loans and manufactured housing loans. The $40.5 million subordinated debt is redeemable at the option of the Corporation at any time after June 30, 2002 until its maturity date of June 30, 2004. The subordinated debt qualifies as Tier 2 regulatory capital.
     In February, 1998, the Corporation issued $50 million of 8.67% Junior Subordinated Deferrable Interest Debentures due in 2028. Portions of these subordinated debentures qualify as Tier 1 and Tier 2 regulatory capital.

                               Exhibit 13, Page 19

CAPITAL RESOURCES
     At December 31, 1997, shareholders' equity was $104.7 million compared to $85.3 million at December 31, 1996, an increase of $19.4 million or 23%. This increase in capital resulted primarily from the retention of earnings and the issuance of stock in an acquisition.
     The following table shows several capital ratios for the last three years:

--------------------------------------------------------------
                                          1997     1996   1995
==============================================================
Average shareholders' equity to:
   Average assets......................   7.52%    7.80%  8.26%
   Average deposits....................  12.77    12.91  13.96
   Average loans and leases excluding
     loans held for sale...............  13.01    12.31  13.87
==============================================================

LIQUIDITY AND MARKET RISK
     The objective of the Corporation's Asset/Liability Management function is to maintain consistent growth in net interest income within the Corporation's policy guidelines. This objective is accomplished through flexible management of the Corporation's balance sheet liquidity and interest rate risk exposures due to changes in economic conditions, interest rate levels and customer preferences.
     The goal of liquidity management is to provide adequate funds to meet changes in loan and lease demand or any potential unexpected deposit withdrawals. This goal is accomplished primarily by maintaining sufficient liquid assets in the form of investment securities and loans held for sale along with consistent core deposit growth, and the availability of unused borrowing capacity at FHLB. At December 31, 1997, the Corporation had approximately $141 million in securities, loans held for sale and other short-term investments maturing within one year compared to $121 million at year-end 1996. Additional asset liquidity is provided by the remainder of the securities portfolio and selected securitizable loan assets. The Corporation funds interest-earning assets with core deposits and borrowings. Average core deposits have funded approximately 66% of total average interest-earning assets over the last five years. This, in addition to the Corporation's borrowing capacity and 8% average equity capital base, serves as a stable funding base.
     Management considers interest rate risk to be the Corporation's most significant market risk. Interest rate risk is the exposure to adverse changes in the net interest income of the Corporation as a result of changes in interest rates. Consistency in the Corporation's earnings is largely dependent on the effective management of interest rate risk.
     The Corporation's Asset/Liability Management Committee (ALCO), which includes senior management representatives and reports to the Board of Directors, monitors and considers methods of managing the rate sensitivity and repricing characteristics of the balance sheet components consistent with maintaining acceptable levels of changes in economic value of equity (EVE) and net interest income (NII). The Corporation's asset/liability management program is designed to minimize the impact of sudden and sustained changes in interest rates on EVE and NII.
     The Corporation employs a variety of measurement techniques to identify and manage its exposure to changing interest rates. An income simulation model is used to determine the Corporation's sensitivity to changes in interest rates, while interest rate sensitivity gap analysis is used to determine the repricing characteristics of the subsidiaries assets and liabilities. If estimated changes to EVE and NII are not within the limits established by the Board, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within board-approved limits. The models are based on actual cash flows and repricing characteristics for on and off balance sheet instruments and incorporate market-based assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities. The models also include senior management projections for activity levels in product lines offered by the Corporation. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also inherently uncertain and, as a result, the model cannot precisely measure net interest rates or NII. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.
     The Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in the EVE of 20%, 40%, 60% and 80% and decreases in NII of 10%, 20%, 30% and 40% in the event of a sudden and sustained 1 to 4 percent increase or decrease in market interest rates. The following table presents the Corporation's projected change in EVE and NII for various rate shock levels at December 31, 1997.

--------------------------------------------------------------
     Change in         Percent Change in   Percent Change in
   Interest Rates      EVE over 12 months  NII over 12 months
==============================================================
        +2.0%               -18.8%               -0.3%
        +1.0                 -8.7                -0.2
         0                   ----                ----
        -1.0                  4.5                -1.7
        -2.0                  0.4                -3.4
==============================================================

At December 31, 1997, the estimated changes in EVE and NII were within the policy guidelines established by the Board of Directors.
     In order to reduce the exposure to interest rate fluctuations and to manage liquidity, the Corporation has developed strategies to shorten the effective maturity and increase the interest rate sensitivity of its asset base. Emphasis has been placed on the origination of adjustable-rate residential and commercial mortgage loans and adjustable-rate commercial and consumer loans to decrease the average maturity and repricing characteristics of the Corporation's assets. In addition, long-term, fixed-rate mortgage loans are underwritten according to guidelines of the Federal Home Loan Mortgage Corporation (FHLMC) and the Federal National Mortgage Association (FNMA) to facilitate sale of those loans into the secondary market for cash. Long-term, fixed rate manufactured housing loans are underwritten in accordance with guidelines established to facilitate securitization and sale to investors in secondary markets as well. As a primary means of funding interest-earning assets, the Corporation maintains core transaction deposits which generally are more resistant to interest rate changes than other funding options. The Corporation continually evaluates interest rate risk management opportunities, including the use of derivative financial instruments such as interest rate swaps and forward commitments. The Corporation does not currently engage in trading activities.
     In addition, the Corporation uses interest rate sensitivity gap analysis to monitor the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities, while maintaining an acceptable interest rate spread. Interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities, and is considered negative when the amount of interest-rate-sensitive liabilities exceeds the amount of interest-rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect NII, while a positive gap would result in an increase in NII. Conversely, during a period of falling interest rates, a negative gap would result in an increase in NII, while a positive gap would negatively affect NII.
     The following table summarizes the Corporation's interest rate sensitivity gap analysis at December 31, 1997:



                               Exhibit 13, Page 20

----------------------------------------------------------------------------
                      Within 1   1-3 years 3-5 years  greater than 5 years
($000's)                year
============================================================================
Total interest rate
   sensitive assets....$659,327   $263,535   $177,488        $245,492
Total interest rate
   sensitive
   liabilities........ 783,762     345,140    100,893          99,591
Periodic GAP..........(124,435)    (81,605)    76,594         145,901
Cumulative GAP........(124,435)   (206,040)  (129,446)         16,454
Cumulative GAP%.......    (8.5%)     (14.1%)     (8.9%)           1.1%
============================================================================

YEAR 2000
     Some of the Corporation's computer programs were originally designed to recognize calendar years by their last two digits. Calculations performed using these truncated fields may not work properly with dates from the year 2000 and beyond. The Corporation began planning its year 2000 conversion in 1997 and formed a project committee that quarterly reviews the status of the conversion. A comprehensive review to identify the systems affected by this issue was completed, estimated cost projections were determined and an implementation plan was compiled and is currently being executed. As a result of the procedures already completed, the Corporation expects to either modify or upgrade existing systems or replace some systems altogether. Considerable progress has been made by Corporation personnel and it is anticipated that this project will be largely completed by internal staff. The Corporation does not expect to spend any significant amounts with outside contractors relative to the completion of this task although no assurance can be given in this regard. Projected capital expenditures for 1998 and 1999 to upgrade technology equipment not year 2000 compliant is $1.5 to $2.0 million. These capital expenditures should not result in a material incremental increase in capital outlays from 1997 levels. Many of the Corporation systems are vendor-supplied, and most vendors have provided the Corporation with certification or a delivery commitment letter. The Corporation presently believes with the planned modifications to existing systems, conversion to new systems, and vendor delivery of millennium-compliant systems, the year 2000 compliance issues will be resolved on a timely basis, and any related costs will not have a material impact on the operations, cash flows, or financial condition of future periods although no assurance can be given in this regard. In addition to internal efforts, the Corporation began a series of customer awareness seminars in February 1998 to encourage commercial banking customers to address year 2000 risks and concerns present in their respective businesses.

SUMMARIZED QUARTERLY FINANCIAL INFORMATION

--------------------------------------------------------------------------------------------------------------------------------
                                                 1997                                                 1996
                               ----------------------------------------------    -----------------------------------------------
                                  FOURTH        THIRD       SECOND      FIRST          Fourth      Third       Second     First
(Unaudited)($000's)              QUARTER      QUARTER      QUARTER    QUARTER         Quarter     Quarter     Quarter    Quarter
================================================================================================================================
Interest Income................  $26,194      $24,888      $20,313    $18,698         $19,440     $18,881     $17,967    $17,271
Net Interest Income............    9,502        8,238        6,409      6,394           6,272       6,499       6,494      6,246
Provision for credit losses....      300          265          170        107              90          90          90         90
Income before income taxes.....    6,980        5,227        5,486      5,650           5,231       1,289       5,324      3,890
Net income.....................    3,982        3,205        3,696      3,565           3,165         782       3,351      2,552
--------------------------------------------------------------------------------------------------------------------------------
Net income per share basic.....     0.65         0.56         0.70       0.68            0.60        0.08        0.64       0.50
--------------------------------------------------------------------------------------------------------------------------------
Net income per share diluted...     0.51         0.41         0.53       0.51            0.45        0.11        0.48       0.39
================================================================================================================================


                               Exhibit 13, Page 21