Form 10-K/A, Exhibit 13
period 1997-12-31
FIRST FEDERAL FINANCIAL SERVICES CORP
filed 1998-04-30
CIK 846814

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

HIGH AND LOW STOCK PRICES

-----------------------------------------------------------------------------------------------------------------------------------
                         COMMON STOCK                       PREFERRED STOCK SERIES A                 PREFERRED STOCK SERIES B
               High           Low        Dividend        High         Low         Dividend      High         Low          Dividend
===================================================================================================================================
1997
1st  Qtr.       $31.40         $28.90        $0.10        $92.94       $85.00       $0.4375     $51.75        $47.50        $0.4063
2nd  Qtr.       $42.00         $26.80        $0.11       $123.00       $78.50       $0.4375     $66.00        $43.50        $0.4063
3rd  Qtr.       $43.00         $40.25        $0.11           N/A          N/A           N/A     $69.50        $65.00        $0.4063
4th  Qtr.       $48.13         $41.00        $0.11           N/A          N/A           N/A     $82.00        $68.00        $0.4063

1996
1st  Qtr.       $18.73         $17.46        $0.09        $55.00       $52.00       $0.4375     $30.00        $28.00        $0.4063
2nd  Qtr.       $23.40         $18.00        $0.09        $66.75       $53.00       $0.4375     $39.00        $28.50        $0.4063
3rd  Qtr.       $25.20         $23.40        $0.10        $74.00       $66.50       $0.4375     $41.63        $37.00        $0.4063
4th  Qtr.       $32.00         $24.20        $0.10        $89.50       $72.50       $0.4375     $50.88        $40.75        $0.4063
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


                               Exhibit 13, Page 3

FIRSTFEDERAL FINANCIAL SERVICES CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Securities
Years ended December 31, 1997, 1996, 1995                Preferred  Common   Paid-In   Retained   Treasury Equity Valuation
($000's except per share data)                              Stock    Stock   Capital   Earnings     Stock       Account       Total
===================================================================================================================================
BALANCE AT JANUARY 1, 1995                               $ 25,123   $3,096  $ 11,140   $ 34,604   $(2,139)     $(2,578)  $  69,246
Net income                                                     --       --        --      9,446        --           --       9,446
Cash dividends:
   Common stock $.34 per share                                 --       --        --     (1,403)       --           --      (1,403)
   Series A preferred stock - $1.75 per  share                 --       --        --       (974)       --           --        (974)
   Series B preferred stock - $1.63 per share                  --       --        --       (809)       --           --        (809)
Proceeds from exercise of common  stock options -
   1,130 shares                                                --       --         2         --         5           --           7
Contribution of 3,076 shares to the  401(k) plan               --       --        --         --        41           --          41
Conversion and redemption of 20,053 Series A
   preferred shares to common shares                         (501)      --       213         --       288           --          --
Purchase of Series A preferred stock - 16,000 shares         (402)      --      (296)        --        --           --        (698)
Purchase of Series B preferred stock - 3,500 shares           (88)      --        (6)        --        --           --         (94)
Purchase of treasury stock - 60,236 shares                     --       --        --         --      (954)          --        (954)
10% common stock dividend - 309,000 shares                     --      309     5,257     (5,566)       --           --          --
Unrealized gain on securities available for sale               --       --        --         --        --        2,725       2,725
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                               24,132    3,405    16,310     35,298    (2,759)         147      76,533
Net income                                                     --       --        --      9,850        --           --       9,850
Cash dividends:
   Common stock $.38 per share                                 --       --        --     (1,704)       --           --      (1,704)
   Series A preferred stock - $1.75 per share                  --       --        --       (870)       --           --        (870)
   Series B preferred stock - $1.63 per share                  --       --        --       (795)       --           --        (795)
Proceeds from exercise of common stock options -
   13,523 shares                                               --       --       119         --       139           --         258
Contribution of 5,291 shares to the  401(k) plan               --       --        --         --       101           --         101
Conversion and redemption of 15,260 Series A
   preferred shares to common shares and 3,550
   Series B preferred shares to common shares                (459)      --       198         --       261           --          --
Purchase of Series A preferred  stock - 25,300 shares        (639)      --      (879)        --        --           --      (1,518)
Purchase of Series B preferred stock - 9,900 shares          (341)      --      (143)        --        --           --        (484)
Purchase of treasury stock - 17,589 shares                     --       --        --         --      (379)          --        (379)
Issuance of 384,233 common shares in MCi  acquisition          --      279     5,309         --        --           --       5,588
10% common stock dividend - 369,000 shares                     --      369     8,654     (9,023)       --           --          --
Unrealized loss on securities available for sale               --       --        --         --        --       (1,293)     (1,293)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                               22,693    4,053    29,568     32,756    (2,637)      (1,146)     85,287
Net income                                                     --       --        --     14,448        --           --      14,448
Cash dividends:
   Common stock - $.43 per share                               --       --        --     (2,122)       --           --      (2,122)
   Series A preferred stock - $1.75 per share                  --       --        --       (861)       --           --        (861)
   Series B preferred stock - $1.63 per share                  --       --        --       (723)       --           --        (723)
Issuance of 548,949 common shares in Summit acquisition        --      549     4,911      1,499        --          (44)      6,915
Proceeds from exercise of common stock options -
  49,476 shares                                                --       --       325         --       225           --         550
Tax benefit on stock options exercised                         --       --        --        257        --           --         257
Contribution of 2,737 shares to the 401(k) plan                --       --        --         --       133           --         133
Conversion and redemption of 496,249 Series
   A preferred shares to common shares                    (11,539)   1,455     9,991         --        93           --          --
Conversion and redemption of 49,435 Series
   B preferred shares to common shares                     (1,237)      --       802         --       435           --          --
25% common stock dividend - 1,013,000 shares                   --    1,013    (1,013)        (5)       --           --          (5)
Unrealized gain on securities available for sale               --       --        --         --        --          856         856
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                             $  9,917   $7,070  $ 44,584   $ 45,249   ($1,751)       ($334)  $ 104,735
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
==============================================================

     Compensation expense reflected in the pro forma disclosures is not indicative of future amounts when the SFAS No. 123 prescribed method will apply to all outstanding nonvested awards.
     The weighted average fair value of options granted was $17.43 in 1997, $11.54 in 1996 and $7.40 in 1995. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1997, 1996 and 1995: expected dividend yield of 1.10%, 1.78% and 1.78% and expected option lives of 10 years; expected volatility of 30%, 39%, and 39%, and risk-free interest rates of 5.70%, 6.25%, and 6.25%, respectively.
     The Corporation granted restricted stock to certain officers and directors in 1996 of which 53,125 shares are outstanding as of December 31, 1997. The restricted stock vests at a rate of 20% per year on each January 31 through January 2001, provided the Corporation return on average shareholders' equity of the preceding year equals or exceeds 15%. Restricted Stock Compensation Expense was $50,000 in 1997. As of January 31, 1998, 20% of the restricted shares vested.

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

NOTE 21 - PARENT COMPANY FINANCIAL STATEMENTS
     The condensed financial statements of the Corporation ($000's):

--------------------------------------------------------------
CONDENSED STATEMENTS OF INCOME (PARENT COMPANY ONLY)
For the Years Ended December 31:    1997      1996      1995
==============================================================
INCOME:
Dividends from subsidiaries ...... $1,000    $1,000    $10,000
Interest on loans to subsidiaries     111   ----       ----
Securities gains .................    576   ----       ----
Other ............................    741       407        240
--------------------------------------------------------------
TOTAL INCOME .....................  2,428     1,407     10,240
--------------------------------------------------------------
EXPENSES:
Interest .........................  2,922   ----       ----
Other ............................    587       597        194
--------------------------------------------------------------
TOTAL EXPENSES                      3,509       597        194
--------------------------------------------------------------
INCOME BEFORE TAXES AND
   CHANGE IN UNDISTRIBUTED
   EARNINGS OF SUBSIDIARIES       (1,081)       810     10,046
Applicable income taxes (benefit)   (378)       284      3,516
--------------------------------------------------------------
INCOME BEFORE CHANGES
   IN UNDISTRIBUTED
   EARNINGS OF SUBSIDIARIES ......  (703)       526      6,530
--------------------------------------------------------------
Undistributed earnings of
  subsidiaries ................... 15,151     9,324      2,916
--------------------------------------------------------------
NET INCOME .......................$14,448    $9,850     $9,446
==============================================================


                               Exhibit 13, Page 13

--------------------------------------------------------------
CONDENSED BALANCE SHEET (PARENT COMPANY ONLY)
For the Years Ended December 31:            1997      1996
==============================================================
ASSETS:
Cash and equivalents .....................   $1,140     $1,784
Securities available for sale ............    1,575      2,934
Loans to subsidiaries ....................   10,000    ----
Investment in subsidiaries ...............  144,713     84,481
Other assets .............................    1,147      2,788
--------------------------------------------------------------
TOTAL ASSETS .............................  158,575     91,987
--------------------------------------------------------------
LIABILITIES:
Subordinated debt ........................   40,500    ----
--------------------------------------------------------------
Accrued expenses and other liabilities ...   13,340      6,700
--------------------------------------------------------------
TOTAL LIABILITIES ........................   53,840      6,700
--------------------------------------------------------------
SHAREHOLDERS' EQUITY .....................  104,735     85,287
--------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY $158,575    $91,987
==============================================================



CONDENSED STATEMENTS OF CASH FLOWS (PARENT COMPANY ONLY)
For the Years Ended December 31:      1997      1996      1995
==============================================================
OPERATING ACTIVITIES:
Net income ......................  $14,448    $9,850    $9,446
Adjustments to reconcile net income
   to net cash (used)  provided by
   operating  activities:
   Undistributed earnings of
      subsidiaries ..............  (15,151)   (9,324)   (2,916)
   Securities gains .............     (576)     ----      ----
   Decrease (increase) in other
      assets ....................    1,641     2,788        61
   Increase (decrease) in accrued
      expenses and other
      liabilities ...............   (2,074)    1,431     3,415
--------------------------------------------------------------
NET CASH (USED) PROVIDED BY
   OPERATING  ACTIVITIES ........   (1,712)    4,745    10,006
--------------------------------------------------------------
INVESTING ACTIVITIES:
Purchases of securities .........   (9,698)   (9,415)  (10,010)
Proceeds from sales or maturities
   of securities ................   10,982    18,404     4,434
Capital contributions to
   subsidiaries .................  (37,817)  (10,589)     ----
--------------------------------------------------------------
NET CASH USED IN INVESTING
   ACTIVITIES ...................  (36,533)   (1,600)   (5,576)
--------------------------------------------------------------
FINANCING ACTIVITIES:
Issuance of debt ................   40,500     4,000      ----
Purchase of treasury stock ......     ----      (379)     (954)
Purchase of preferred stock .....     ----    (2,002)     (792)
Proceeds from stock options .....      807       258         7
Cash dividends paid .............   (3,706)   (3,369)   (3,186)
--------------------------------------------------------------
NET CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES .........   37,601    (1,492)   (4,925)
--------------------------------------------------------------
INCREASE (DECREASE) IN CASH .....     (644)    1,653      (495)
CASH AT BEGINNING OF YEAR .......    1,784       131       626
--------------------------------------------------------------
CASH AT END OF YEAR .............   $1,140    $1,784      $131
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

TABLE 1 - CONSOLIDATED AVERAGE BALANCE SHEETS AND ANALYSIS OF NET INTEREST
          INCOME: FOR THE YEAR ENDED DECEMBER 31

-----------------------------------------------------------------------------------------------------------------------------------
                                                                      1997                                    1996
                                                    ----------------------------------------   ------------------------------------
                                                       AVERAGE                   AVERAGE         Average                Average
                                                        OUT-       REVENUE/       YIELD/           Out-      Revenue/   Yield/
(000's)                                               STANDING       COST          RATE          standing      Cost       Rate
===================================================================================================================================
ASSETS
Interest-earning assets
   Loans and leases including loans held for sale ...    $821,150      $68,481          8.34%      $718,802     $56,274      7.83%
   Securities .......................................     328,882       20,974          6.38        251,718      16,842      6.69
   Other interest-earning assets ....................      13,733          638          4.65         10,364         443      4.27
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets .......................   1,163,765       90,093          7.74        980,884      73,559      7.50
-----------------------------------------------------------------------------------------------------------------------------------
Non-interest-earning assets .........................     105,379                                    54,405
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS ........................................  $1,269,144                                $1,035,289
===================================================================================================================================
LIABILITIES
Interest-bearing liabilities ........................
   Interest checking ................................     $86,449        1,701          1.97        $57,547       1,192      2.07
   Savings ..........................................     135,544        4,355          3.21        132,874       4,069      3.06
   Money market .....................................      23,552        1,043          4.43         14,034         483      3.44
   Certificates of deposit ..........................     468,828       28,423          6.06        400,972      23,399      5.84
   Advances and other borrowings ....................     381,982       24,028          6.29        317,999      18,905      5.94
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities ..................   1,096,355       59,550          5.43        923,426      48,048      5.20
-----------------------------------------------------------------------------------------------------------------------------------
Demand deposits .....................................      32,795         ----                       20,090
Other non-interest bearing liabilities ..............      44,585                                    11,010
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities ...................................   1,173,735                                   954,526
Shareholders' equity ................................      95,409                                    80,763
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..........  $1,269,144                                $1,035,289
-----------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME MARGIN ..........................                  $30,543         2.62%                    $25,511     2.60%
-----------------------------------------------------------------------------------------------------------------------------------
NET INTEREST RATE SPREAD ............................                                  2.31%                                2.30%
-----------------------------------------------------------------------------------------------------------------------------------
AVERAGE INTEREST-EARNING ASSETS
   TO INTEREST-BEARING LIABILITIES ..................     106.15%                                   106.22%
-----------------------------------------------------------------------------------------------------------------------------------
AVERAGE EQUITY TO AVERAGE
   TOTAL ASSETS.....................................        7.52%                                     7.80%
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

TABLE 1 CONTINUED

-----------------------------------------------------------------------------------------------------------------------------------
                    1995                                         1994                                     1993
--------------------------------------------    -----------------------------------------------------------------------------------
    Average                      Average          Average                    Average       Average
      Out-         Revenue/       Yield/            Out-       Revenue/      Yield/          Out-        Revenue/   Average Yield/
    standing         Cost          Rate           standing       Cost         Rate         standing        Cost          Rate
===================================================================================================================================


        $527,885       $42,841          8.12%       $413,639       $33,750       8.16%        $339,437      $29,472       8.68%
         328,541        21,979          6.69         292,569        17,676       6.04          247,762       15,731       6.35
           1,651           102          6.18           9,693           561       5.79            6,819          307       4.50
-----------------------------------------------------------------------------------------------------------------------------------
         858,077        64,922          7.57         715,901        51,987       7.26          594,018       45,510       7.66
-----------------------------------------------------------------------------------------------------------------------------------
          27,650                                      25,821                                    26,921
-----------------------------------------------------------------------------------------------------------------------------------
        $885,727                                    $741,722                                  $620,939
===================================================================================================================================


         $49,746           942          1.89         $44,293           857     1.93            $36,410          787       2.16
         127,789         3,863          3.02         151,214         4,578     3.03            137,199        4,489       3.27
          12,537           424          3.38          15,507           391     2.52             17,064          465       2.73
         325,391        18,889          5.81         267,227        12,845     4.81            236,114       11,567       4.90
         283,828        16,928          5.96         190,612        10,589     5.56            132,962        8,011       6.03
-----------------------------------------------------------------------------------------------------------------------------------
         799,291        41,046          5.14         668,853        29,260     4.37            559,749       25,319       4.52
-----------------------------------------------------------------------------------------------------------------------------------
           8,804                                       6,679                                     7,272
           4,421                                       2,605                                     4,281
-----------------------------------------------------------------------------------------------------------------------------------
         812,516                                     678,137                                   571,302
          73,211                                      63,585                                    49,637
-----------------------------------------------------------------------------------------------------------------------------------
        $885,727                                    $741,722                                  $620,939
-----------------------------------------------------------------------------------------------------------------------------------
                       $23,876          2.78%                      $22,727     3.17%                        $20,191       3.40%
-----------------------------------------------------------------------------------------------------------------------------------
                                        2.43%                                  2.89%                                      3.14%
-----------------------------------------------------------------------------------------------------------------------------------

          107.35%                                     107.03%                                   106.12%
-----------------------------------------------------------------------------------------------------------------------------------
            8.27%                                       8.57%                                     7.99%
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